      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 21, 1998

                                                     REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------

                                    FORM S-3

                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933
                               ------------------

                             AMC ENTERTAINMENT INC.

             (Exact name of registrant as specified in its charter)

           DELAWARE                          7832                  43-1304369
 (State or other jurisdiction    (Primary Standard Industrial   (I.R.S. employer
              of                 Classification Code Number)    identification)
incorporation or organization)

                              106 WEST 14TH STREET
                        KANSAS CITY, MISSOURI 64105-1977
                                 (816) 221-4000

         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                               ------------------

                                 PETER C. BROWN
                           CO-CHAIRMAN OF THE BOARD,
                     PRESIDENT AND CHIEF FINANCIAL OFFICER
                             AMC ENTERTAINMENT INC.
                              106 WEST 14TH STREET
                        KANSAS CITY, MISSOURI 64105-1977
                                 (816) 221-4000

           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                               ------------------

                                WITH COPIES TO:

     Raymond F. Beagle, Jr., Esq.                   Mark Kessel, Esq.
         Lathrop & Gage L.C.                       Shearman & Sterling
         2345 Grand Boulevard                      599 Lexington Avenue
     Kansas City, Missouri 64108              New York, New York 10022-6069
            (816) 292-2000                            (212) 848-4000

                               ------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.
                               ------------------

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

    If this Form is filed to register additional securities from an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                               ------------------

                        CALCULATION OF REGISTRATION FEE

                                                             PROPOSED MAXIMUM    PROPOSED MAXIMUM
        TITLE OF EACH CLASS OF              AMOUNT TO         OFFERING PRICE        AGGREGATE           AMOUNT OF
     SECURITIES TO BE REGISTERED         BE REGISTERED(1)      PER SHARE(2)     OFFERING PRICE(2)    REGISTRATION FEE
Common Stock, par value
  66 2/3 CENTS........................      3,795,000            $18 5/8            70,681,875           $20,851

(1) Includes 495,000 shares subject to an option to be granted to the Underwriters to cover over-allotments, if any.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, on the basis of the average of the high and low prices of the Registrant's Common Stock on May 19, 1998, as reported on the American Stock Exchange.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT
BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                   SUBJECT TO COMPLETION, DATED MAY 21, 1998

                                3,300,000 SHARES
                             AMC ENTERTAINMENT INC.

                                  COMMON STOCK
                       (PAR VALUE 66 2/3 CENTS PER SHARE)
                              -------------------

    All of the shares of Common Stock offered hereby are being sold by the Selling Stockholders. See "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the Offering.

    The last reported sale price of the Common Stock, which is listed under the symbol "AEN," on the American Stock Exchange and the Pacific Stock Exchange on May 19, 1998 was $18 11/16 per share. See "Price Range of Common Stock and Dividend Policy."

    The Common Stock has one vote per share. The Company's Class B Stock has ten votes per share. Holders of Common Stock and Class B Stock generally vote as a class on all matters except the election of directors. Holders of Common Stock generally have the right to elect 25% of the Company's Board of Directors. See "Description of Capital Stock."

    SEE "RISK FACTORS" BEGINNING ON PAGE 8 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK.
                               -----------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
  THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
   COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
              ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                         -----------------------------

                                                     INITIAL PUBLIC    UNDERWRITING      PROCEEDS TO SELLING
                                                     OFFERING PRICE     DISCOUNT(1)        STOCKHOLDERS(2)
                                                     ---------------  ---------------  ------------------------
Per Share..........................................         $                $                    $
Total(3)...........................................         $                $                    $

--------------

(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

(2) Before deducting estimated offering expenses of $          payable by Delta
    Properties, Inc., a corporation owned by the Selling Stockholders, and Mr. Stanley H. Durwood.

(3) The Selling Stockholders have granted to the Underwriters an option for 30 days to purchase up to an additional 495,000 shares of Common Stock at the initial public offering price less the underwriting discount solely to cover over-allotments. If such option is exercised in full, the total initial public offering price, underwriting discounts and proceeds to the Selling
    Stockholders will be $        , $        and $        , respectively. See
    "Principal and Selling Stockholders" and "Underwriting."
                              -------------------

    The shares offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the shares will be ready for delivery in book-entry form only through the facilities of DTC
in New York, New York, on or about        , 1998, against payment therefor in
immediately available funds.

                              JOINT LEAD MANAGERS
GOLDMAN, SACHS & CO.                                        SALOMON SMITH BARNEY
        BEAR, STEARNS & CO. INC. FURMAN SELZ MORGAN STANLEY DEAN WITTER
                                 -------------

               The date of this Prospectus is             , 1998.

    This Prospectus (including the documents incorporated by reference herein) contains certain "forward-looking statements" intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally can be identified by use of statements that include words or phrases such as the Company or its management "believes," "expects," "anticipates," "intends," "plans," "foresees" or other words or phrases of similar import. Similarly, statements that describe the Company's objectives, plans or goals also are forward-looking statements. All such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those contemplated by the relevant forward-looking statement. Important factors that could cause actual results to differ materially from the expectations of the Company include, among others: (i) the Company's ability to enter into various financing programs; (ii) the performance of films licensed by the Company; (iii) competition; (iv) construction delays; (v) the ability to open new theatres and screens as currently planned; (vi) general economic conditions, including adverse changes in inflation and prevailing interest rates; (vii) demographic changes; (viii) increases in the demand for real estate; and (ix) changes in real estate, zoning and tax laws. For further discussion of such risks, uncertainties and assumptions, see "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." Potential investors and other readers are urged to consider these factors carefully in evaluating the forward-looking statements. The forward-looking statements included herein are made only as of the date of this Prospectus and the Company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.
                                 --------------

    CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH SECURITIES, AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY, AND SHOULD BE READ IN CONJUNCTION WITH, THE MORE DETAILED INFORMATION AND THE CONSOLIDATED FINANCIAL STATEMENTS, INCLUDING THE NOTES THERETO, CONTAINED ELSEWHERE IN THIS PROSPECTUS, AS WELL AS THE INFORMATION APPEARING IN DOCUMENTS INCORPORATED BY REFERENCE HEREIN. UNLESS THE CONTEXT OTHERWISE REQUIRES: (I) REFERENCES TO "AMCE" OR THE "COMPANY" REFER TO AMC ENTERTAINMENT INC. AND ITS SUBSIDIARIES, AND (II) THE INFORMATION CONTAINED IN THIS PROSPECTUS ASSUMES THAT THE UNDERWRITERS' OVERALLOTMENT OPTION IS NOT EXERCISED. CERTAIN INFORMATION CONTAINED IN THIS SUMMARY AND ELSEWHERE IN THIS PROSPECTUS, INCLUDING INFORMATION UNDER "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" AND INFORMATION WITH RESPECT TO THE COMPANY'S EXPECTED OPERATIONS, EXPECTED FINANCIAL RESULTS, COST SAVINGS, PLANS AND STRATEGY FOR ITS BUSINESS AND RELATED FINANCING, ARE FORWARD-LOOKING STATEMENTS. FOR A DISCUSSION OF IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE FORWARD-LOOKING STATEMENTS, SEE "RISK FACTORS."

                                  THE COMPANY

    The Company is one of the leading theatrical exhibition companies in North America, based on revenues. In the fiscal year ended April 2, 1998, the Company's revenues were $846,795,000. As of April 2, 1998, the Company operated 229 theatres with an aggregate of 2,442 screens located in 23 states, the District of Columbia, Portugal and Japan. Approximately 61% of the screens operated by the Company are located in California, Florida, Texas, Missouri and Arizona, and approximately 70% of the Company's domestic screens are located in areas among the 20 largest "Designated Market Areas" (television market areas as defined by Nielsen Media Research).

    The Company is an industry leader in the development and operation of "megaplex" and "multiplex" theatres, primarily in large metropolitan markets. Megaplexes are theatres with predominantly stadium-style seating (seating with an elevation between rows to provide unobstructed viewing) and other amenities to enhance the movie-going experience. Mutliplexes are theatres generally without stadium-style seating. The Company believes that its strategy of developing megaplexes has prompted the current theatrical exhibition industry trend in the United States and Canada toward the development of larger theatre complexes. This trend has accelerated the obsolescence of many existing movie theatres, including certain multiplexes, by setting new standards for moviegoers, who have demonstrated their preference for the more attractive surroundings, wider variety of films, better customer services and more comfortable seating typical of megaplexes.

    In addition to providing a superior entertainment experience, megaplexes generally realize economies of scale by serving more patrons from common support facilities, thereby spreading costs over a higher revenue base. The Company's megaplexes have consistently ranked among its top grossing facilities on a per screen basis and are among the top grossing theatres in North America. During the fiscal year ended April 2, 1998 ("fiscal 1998"), attendance per screen at the Company's domestic megaplexes (those opened at the beginning of the period) was 77,400 compared to 57,700 for the Company's domestic multiplexes. (During 1997, the last period for which data is available, the theatrical exhibition industry in the United States averaged approximately 45,000 patrons per screen.) In addition, during fiscal 1998, average revenue per patron at such megaplexes was $6.83 compared to $6.18 for such multiplexes, and operating cash flow before rent of such megaplexes was 37.1% of total revenues of such theatres, whereas operating cash flow before rent of the Company's multiplexes was 33.8% of total revenues of such theatres. Operating cash flow before rent is an internal statistic used by the Company to measure theatre level cash flow. As of April 2, 1998, 987 screens, or 40.4%, of the Company's screens were located in megaplexes. The average number of screens per theatre operated by the Company as of April 2, 1998 was 10.7, compared to an average of 6.5 for the ten largest North American theatrical exhibition companies (based on number of screens) and
5.3 for all North American theatrical exhibition companies, based on the listing of exhibitors in the National Association of Theatre Owners ("NATO") 1997-98 Encyclopedia of Exhibition, as of May 1, 1997.

    The Company continually upgrades its theatre circuit by opening new theatres (primarily megaplexes), adding new screens to existing theatres and selectively closing or disposing of unprofitable multiplexes. Since April 1996, the Company has opened 41 new theatres with 878 screens, representing 36% of its current number of screens, and has added 44 screens to existing theatres. Of the 878 screens, 845 screens were located in an aggregate of 37 megaplexes. As of April 2, 1998, the Company had 13 megaplexes under construction with an aggregate of 283 screens.

    Revenues for the Company are generated primarily from box office admissions and theatre concessions sales, which accounted for 65% and 30%, respectively, of fiscal 1998 revenues. The balance of the Company's revenues are generated primarily by the Company's on-screen advertising business, video games located in theatre lobbies and the rental of theatre auditoriums.

    The Company's principal subsidiaries are American Multi-Cinema, Inc., AMC Entertainment International, Inc., National Cinema Network, Inc. and AMC Realty, Inc. All of the Company's domestic theatrical exhibition business is conducted through American Multi-Cinema, Inc. The Company is developing theatres in international markets through AMC Entertainment International, Inc. and its subsidiaries. The Company engages in the on-screen advertising business through National Cinema Network, Inc. The Company's real estate activities are conducted through AMC Realty, Inc. and its subsidiary, Centertainment, Inc.

    The Company's predecessor was founded in Kansas City, Missouri in 1920 by the father of Mr. Stanley H. Durwood, the current Co-Chairman of the Board and Chief Executive Officer of the Company. As part of its succession planning and with the approval of Mr. Stanley H. Durwood, the Company's Board of Directors has recently appointed the Company's President and Chief Financial Officer, Mr. Peter C. Brown, as Co-Chairman. Mr. Brown will oversee all Company matters with Mr. Durwood.

    The Company is a Delaware corporation with its principal executive offices located at 106 West 14th Street, Kansas City, Missouri 64105-1977. Its telephone number at such address is (816) 221-4000.

BUSINESS STRATEGY

    The Company's strategy is to expand its theatre circuit primarily by developing new megaplexes in major markets in the United States and select international markets. New theatres will primarily be megaplexes which will be equipped with SONY Dynamic Digital Sound-TM- (SDDS-TM-) and AMC LoveSeat-Registered Trademark- style seating (plush, high-backed seats with retractable armrests). Other amenities may include auditoriums with TORUS-TM-Compound Curved Screens and High Impact Theatre Systems-TM- (HITS-TM-), which enhance picture and sound quality, respectively.

    The Company's strategy of establishing megaplexes enhances attendance and concessions sales by enabling it to exhibit concurrently a variety of motion pictures attractive to different segments of the movie-going public. Megaplexes also allow the Company to match a particular motion picture's attendance patterns to the appropriate auditorium size (ranging from approximately 90 to 450 seats), thereby extending the run of a motion picture and providing superior theatre economics. The Company believes that megaplexes enhance its ability to license commercially popular motion pictures and to economically access prime real estate sites due to its desirability as an anchor tenant.

    The Company believes that the megaplex format has created a new replacement cycle for the industry. The new format raises moviegoers' expectations by providing superior viewing lines, comfort, picture and sound quality as well as increased choices of films and start times. The Company believes that consumers will increasingly choose theatres based on the quality of the movie-going experience rather than simply upon the location of the theatre. As a result, the Company believes that older, smaller theatres will become obsolete as the megaplex concept matures.

    The Company believes that significant market opportunities exist for development of modern megaplexes in select international markets. The theatrical exhibition business has become increasingly global, and box office receipts from international markets exceed those of the U.S. market. In addition, the production and distribution of feature films and demand for American motion pictures are increasing in many countries. The Company believes that its experience in developing and operating megaplexes provides it with a significant advantage in developing megaplexes in international markets, and the Company intends to utilize this experience, as well as its existing relationships with domestic motion picture studios, to enter select international markets. The Company's strategy in these markets is to operate leased theatres. Presently the Company's activities in international markets are directed toward Japan, Portugal, Spain, China (Hong Kong) and Canada, which the Company believes are under screened.

    The costs of constructing new theatres are funded by the Company through internally generated cash flow or borrowed funds. The Company generally leases its theatres pursuant to long-term non-cancelable operating leases which require the developer, who owns the property, to reimburse the Company for a portion of the construction costs. However, the Company may decide to own the real estate assets of new theatres and, following construction, sell and leaseback the real estate assets pursuant to long-term non-cancelable operating leases. Historically, the Company has owned and paid for the equipment necessary to fixture a theatre; however, it is considering other methods of providing for its equipment needs, including operating leases. Recently, the Company has engaged in transactions with Entertainment Properties Trust ("EPT"), a real estate investment trust, through which the Company has sold to and leased back from EPT 13 megaplexes (the "Sale and Leaseback Transaction") and granted an option to purchase and lease back one additional megaplex scheduled to open by September 1998. The Company also has granted EPT, for a period of five years subsequent to November 1997, a right of first refusal and first offer to purchase and lease back to the Company any other megaplex owned or ground leased by the Company or its subsidiaries, exercisable upon the Company's intended disposition of such property.

    The Company intends to consider partnerships or joint ventures, where appropriate, to share risk and leverage resources. Such ventures may include interests in projects that include restaurant, retail and other concepts. The Company has formed a joint venture with Planet Hollywood International, Inc. ("Planet Hollywood") that will develop, own and operate megaplexes under the brand name PLANET MOVIES BY AMC-TM-. Each megaplex facility will feature an entertainment center that will include restaurants as well as refreshment and merchandise kiosks. The first PLANET MOVIES BY AMC-TM- megaplex is projected to open in the first half of calendar year 1999 near Columbus, Ohio and will consist of a 30 screen megaplex, a PLANET HOLLYWOOD-REGISTERED TRADEMARK-restaurant and OFFICIAL ALL STAR CAFE-REGISTERED TRADEMARK-, each with its own integrated merchandise store, and various refreshment kiosks. Although the Company anticipates that the joint venture will develop and operate additional units, no minimum number of units has been agreed upon and the development of additional sites will require the approval of both parties to the joint venture.

    Through the Company's wholly-owned subsidiary, AMC Realty, Inc., the Company plans to enhance the operating performance of its megaplexes by facilitating the addition of complementary entertainment properties adjacent to such megaplexes. AMC Realty, Inc.'s subsidiary, Centertainment, Inc., presently is involved in the pre-development of several retail/entertainment projects, including a project in downtown Kansas City, Missouri known as the "Power and Light District."

THEATRICAL EXHIBITION INDUSTRY OVERVIEW

    Motion picture theatres are the primary initial distribution channel for new motion picture releases, and the Company believes that the theatrical success of a motion picture is often the most important factor in establishing its value in the cable television, videocassette and other ancillary markets. The Company further believes that the emergence of new motion picture distribution channels has not adversely affected attendance at theatres and that these distribution channels do not provide an experience comparable to that of viewing a movie in a theatre. The Company believes that the public will continue to recognize the advantages of viewing a movie on a large screen with superior audio and visual quality, while enjoying a variety of concessions and sharing the experience with a larger audience.

    Annual domestic theatre attendance has averaged approximately one billion persons since the early 1960s. During 1997, estimated domestic attendance was
1.4 billion. Variances in year-to-year attendance are primarily related to the overall popularity and supply of motion pictures.

    The theatrical exhibition industry in North America is comprised of over 400 exhibitors, approximately 250 of which operate four or more screens. Based on the May 1, 1997 listing of exhibitors in the NATO 1997-98 Encyclopedia of Exhibition, the ten largest exhibitors (in terms of number of screens) are believed to operate approximately 60% of the total screens, with no one exhibitor operating more than eleven percent of the total screens.

                                THE OFFERING(1)

Common Stock offered by Selling Stockholders(2)..................  3,300,000 shares
Common Stock to be outstanding after the Offering................  18,953,434 shares(3)
American Stock Exchange and Pacific Stock Exchange Symbol........  AEN
Use of Proceeds..................................................  The Company will not receive any of the net
                                                                   proceeds of the
                                                                   Offering.

--------------

(1) Assumes that the Underwriters' over-allotment option is not exercised. See "Underwriting."

(2) The Selling Stockholders are Mr. Stanley H. Durwood, Co-Chairman of the Board and Chief Executive Officer of the Company, and his six children. The Selling Stockholders, who formerly held their stock in the Company through a holding company, Durwood, Inc., acquired the shares being sold in the Offering on August 15, 1997 pursuant to a merger (the "Merger") of the Company and Durwood, Inc. As a condition to the Merger, the Selling Stockholders entered into a Stock Agreement and a Registration Agreement with the Company, each dated August 15, 1997, in which they agreed to offer an aggregate of at least 3,000,000 shares in a registered secondary offering between February 15, 1998 and August 15, 1998. Consummation of the Merger and the registered secondary offering were conditions to a settlement of a stockholders' derivative suit in which Mr. Stanley H. Durwood and his son, Mr. Edward D. Durwood, who is also a Selling Stockholder, and a former director and officer of the Company, were defendants. In the derivative suit, plaintiffs alleged breach of fiduciary duties, mismanagement, constructive fraud and waste of assets in connection with the provision to the Company of film licensing, accounting and financial services by a partnership beneficially owned by Mr. Stanley H. Durwood and members of his family, certain other transactions with affiliates of the Company, termination payments to a former officer of the Company, and certain other transactions. See the discussion under Item 1, "Legal Proceedings," in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended January 1, 1998, incorporated herein by reference.

(3) Excludes 649,850 shares of Common Stock issuable upon the exercise of stock options granted under the Company's incentive plans, of which options for 617,975 shares are presently exercisable.

                      SUMMARY FINANCIAL AND OPERATING DATA

    The summary financial data with respect to the Company for the five most recent fiscal years ended April 2, 1998, are derived from the Company's consolidated financial statements and related notes for such periods.

    The summary financial data presented herein should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the audited financial statements, including the notes thereto, and other historical financial information of the Company included elsewhere in or incorporated by reference into this Prospectus.

                                                               YEARS ENDED
                                        ----------------------------------------------------------
                                         APRIL 2,    APRIL 3,   MARCH 28,   MARCH 30,   MARCH 31,
                                         1998(1)     1997(1)     1996(1)     1995(1)     1994(1)
                                        ----------  ----------  ----------  ----------  ----------
                                          (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND OPERATING
                                                                  DATA)
STATEMENT OF OPERATIONS DATA
  Total revenues......................  $  846,795  $  749,597  $ 655,972   $ 563,344   $ 586,300
  Depreciation and amortization.......      70,117      52,572     42,087      37,913      38,048
  Impairment of long-lived assets.....      46,998       7,231      1,799          --          --
  Operating income (loss).............     (10,214)     53,145     68,669      51,029      60,736
  Gain (loss) on disposition of
    assets............................       3,704         (84)      (222 )      (156 )       296
  Income tax provision................     (16,600)     12,900     19,300      (9,000 )    12,100
  Earnings (loss) before extraordinary
    item..............................     (24,499)     18,995     27,371      33,978      15,312
  Net earnings (loss).................     (24,499)     18,995      8,021      33,978      15,312
  Preferred dividends.................       4,846       5,907      7,000       7,000         538
  Net earnings (loss) for common
    shares............................     (29,345)     13,088      1,021      26,978      14,774
  Earnings (loss) per share before
    extraordinary item:
    Basic.............................  $    (1.59) $      .75  $    1.23   $    1.64   $     .90
    Diluted...........................       (1.59)        .74       1.15        1.45         .89
  Earnings (loss) per share:
    Basic.............................  $    (1.59) $      .75  $     .06 (2) $    1.64 $     .90
    Diluted...........................       (1.59)        .74        .34        1.45         .89
BALANCE SHEET DATA (AT PERIOD END)
  Cash, equivalents and investments...  $    9,881  $   24,715  $  10,795   $ 140,377   $ 151,469
  Total assets........................     795,780     719,055    483,458     522,154     501,276
  Total debt (including capital lease
    obligations)......................     403,612     373,724    188,172     267,504     268,188
  Stockholders' equity................     139,455     170,012    158,918     157,388     130,404
OTHER FINANCIAL DATA
  EBITDA (as adjusted)(3).............  $  106,901  $  112,948  $ 112,555   $  88,942   $  98,784
  Capital expenditures................     389,217     253,380    120,796      56,403      10,651
  Proceeds from sale/leasebacks.......     283,800          --         --          --          --
OPERATING DATA (AT PERIOD END)
  Number of megaplexes operated.......          44          19          5          --          --
  Number of megaplex screens
    operated..........................         987         379         98          --          --
  Number of multiplexes operated......         185         209        221         232         236
  Number of multiplex screens
    operated..........................       1,455       1,578      1,621       1,630       1,603
  Screens per theatre circuit wide....        10.7         8.6        7.6         7.0         6.8

------------------

(1) Fiscal 1997 consists of 53 weeks. All other years consist of 52 weeks.

(2) Fiscal 1996 includes a $19,350 extraordinary loss equal to $1.17 per common share.

(3) Represents net earnings (loss) plus interest, income taxes, depreciation and amortization and adjusted for impairment losses, gain (loss) on disposition of assets, equity in earnings of unconsolidated affiliates and extraordinary item. Management of the Company has included EBITDA because it believes that EBITDA provides lenders and stockholders additional information for estimating the Company's value and evaluating its ability to service debt. Management of the Company believes that EBITDA is a financial measure commonly used in the Company's industry and should not be construed as an alternative to operating income (as determined in accordance with GAAP). EBITDA as determined by the Company may not be comparable to EBITDA as reported by other companies. In addition, EBITDA is not intended to represent cash flow (as determined in accordance with GAAP) and does not represent the measure of cash available for discretionary uses.

                                  RISK FACTORS

    AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING FACTORS, IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, PRIOR TO MAKING AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY. THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS MAY DIFFER SIGNIFICANTLY FROM THE RESULTS DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH DIFFERENCES INCLUDE THOSE DISCUSSED BELOW.

SUBSTANTIAL OBLIGATIONS

    The Company had approximately $404 million of indebtedness outstanding as of April 2, 1998, including approximately $199 million of its 9 1/2% Senior Subordinated Notes due 2009 (the "9 1/2% Senior Subordinated Notes"), $150 million under its $425 million revolving credit facility (the "Credit Facility") and $54.6 million in capitalized leases. The Company also has significant rental obligations under operating leases. See Notes to Consolidated Financial Statements for the fiscal year ended April 2, 1998 (included elsewhere herein). The Company's expansion program will require financing in addition to the unused commitment under the Credit Facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

    In order to satisfy the Company's obligations under the 9 1/2% Senior Subordinated Notes, the Credit Facility and its leases, the Company will be required to generate substantial operating cash flow. The ability of the Company to meet debt service, rental and other obligations will depend on the future performance of the Company, which will be subject to prevailing economic conditions and to financial, business and other factors beyond the control of the Company. While the Company believes that, based upon current levels of operations and completion of its business plan, it will be able to meet its debt service, rental and other obligations, there can be no assurances with respect thereto. If unable to do so, the Company may be required to refinance all or a portion of its existing debt, to sell assets or to obtain additional financing. There can be no assurance that any such refinancing or that any such sale of assets or additional financing would be possible on terms favorable to the Company. See "Selected Financial and Operating Data" for information regarding the operating cash flow and debt service obligations of the Company.

    The amount of the Company's indebtedness and lease obligations could have important consequences to holders of Common Stock, including the following: (i) the Company's ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes may be impaired and (ii) a substantial portion of the Company's cash flow from operations will be dedicated to the payment of lease rentals and principal and interest on its indebtedness, thereby reducing the funds available to the Company for its operations, payment of dividends and any future business opportunities.

DIVIDEND POLICY; RESTRICTIONS ON DIVIDENDS; HOLDING COMPANY STRUCTURE

    The Company does not pay regular cash dividends on its Common Stock and does not anticipate paying such dividends in the foreseeable future. In addition, certain provisions of the indenture governing the 9 1/2% Senior Subordinated Notes (the "Note Indenture") and the Credit Facility restrict the Company's ability to pay dividends on and purchase its capital stock. Although it is not anticipated that the most restrictive of these provisions, which are set forth in the Credit Facility, will affect the Company's ability to pay dividends in the foreseeable future, there can be no assurance that the Company will always retain the ability, should it choose to do so, to pay dividends under these provisions or that it might not agree to more restrictive provisions in the future. See "Price Range of Common Stock and Dividend Policy."

    The Company is a holding company with no operations of its own. Consequently, the ability of the Company to service its debt and pay dividends is dependent upon the earnings from the businesses conducted by the Company's subsidiaries. The distribution of those earnings, or advances or other distributions of funds by these subsidiaries to the Company, all of which could be subject to statutory or contractual restrictions, are contingent upon the subsidiaries' earnings and are subject to various business considerations.

OPERATING RISKS IN THE THEATRICAL EXHIBITION INDUSTRY

    The ability of the Company to operate successfully depends upon a number of factors, the most important of which are the availability and popularity of motion pictures, the allocation of popular motion pictures to the Company as a result of its relationship with motion picture distributors, the terms upon which motion pictures are licensed to the Company, and the performance of such motion pictures in the Company's markets. As a result of these factors, historically the Company's operating results have fluctuated significantly and are expected to do so in future periods.

    The Company predominantly licenses "first run" motion pictures. Poor performance of, or disruption in the production of or access to, motion pictures or a deterioration in the Company's relationship with motion picture distributors or the terms upon which it licenses such motion pictures can adversely affect the Company's business, and the Company has no control over the operations of the distributors of motion pictures. For example, since fiscal 1995, the Company has licensed films of a certain distributor for a smaller number of theatres than it otherwise would have. To the extent that the Company is unable to license a popular film for exhibition in its theatres, its operating results may be adversely affected. Price terms of film licenses also affect the Company's results. As an example, between fiscal 1997 and fiscal 1998, film exhibition costs as a percentage of admissions revenues increased from 52.5% to 54.2%. This increase results from various factors, including that more distributors are licensing films under firm term fee arrangements, which generally result in the Company retaining a lower percentage of admissions. Also, films marketed by such "firm term" distributors captured a greater share of the Company's box office in fiscal 1998 than in the prior year. See "Business--Film Licensing." Because film distributors have historically released those films which they anticipate will be the most successful during the summer and holiday seasons, poor performance of such films or disruption in the release of films during such periods could adversely affect the Company's quarterly results for those particular periods.

    The entertainment industry trend towards megaplexes is relatively recent. Although megaplexes generally produce higher revenues per patron, they also generally require greater capital expenditures than the previous generation of multiplexes, special construction and limited use designs by developers of such properties. In addition, the fixed costs of operating megaplexes generally are higher than those related to multiplexes, which can result in greater volatility in operating results based on changes in operating revenues. Therefore, there can be no assurance that the Company will operate such theatres profitably or recoup its investment on such theatres.

    The success of the Company depends on general economic conditions and the willingness of consumers to allocate their expenditures toward theatrical exhibition. To the extent such activities become less popular or consumers spend less on theatrical exhibition activities, the Company's operations could be adversely affected.

SEASONALITY OF OPERATIONS

    As with other exhibitors, the Company's business is seasonal in nature, with the highest attendance and revenues generally occuring during the summer months and holiday seasons. As a result, the Company sometimes incurs net losses in the first and, less frequently, the fourth fiscal quarters.

DECLINING MULTIPLEX THEATRES

    A majority of the Company's theatres presently are multiplexes. As with other exhibitors, certain of the Company's multiplexes, generally those smaller in screen count, are subject to deteriorating financial performance and to being rendered obsolete through the introduction of new, competing megaplexes by the Company and other exhibitors. The summer of 1997 was the first summer film season, generally the highest grossing period for the film industry, that a significant number of megaplexes of the Company and its competitors were operating. During this period, the financial results of certain multiplexes of the Company were significantly less than anticipated at the beginning of fiscal 1998 due primarily to competition from the newer megaplexes. Primarily as a result of the competition from newer megaplexes, attendance per screen at comparable multiplexes declined from 62,800 in fiscal 1997 to 57,700 in fiscal 1998.

    As a result, the Company recognized a non-cash impairment loss in fiscal 1998 of $46,998,000 ($ 27,728,000 after tax, or $1.50 per share) on 59 multiplexes with 412 screens in 14 states. This followed impairment losses of $7, 231,000 ($4,266,000 after tax, or $.24 per share) on 18 multiplexes with 82 screens in nine states in fiscal 1997 and $1,799,000 ($1,061,000 after tax, or $.06 per share) on four multiplexes with 21 screens in three states in fiscal 1996. These impairment losses were recognized because the future cash flows of these theatres, undiscounted and without interest charges, were less than the carrying value of the theatre assets. The Company believes that the amount of the impairment losses which it has taken are adequate. Deterioration in the performance of other multiplexes which may be competitively impacted in the future could lead to the recognition by the Company of additional impairment losses.

    The Company is evaluating its future plans for the affected multiplexes, which may include selling theatres, subleasing properties to other exhibitors or for other uses, retrofitting certain theatres to the standards of a megaplex or closing theatres and terminating the leases. Any or all of these options could result in a significant impact to results of operations and financial position.
 See "Management's Discussion and Analysis of Financial Condition and Results of Operation--Impairment of Long Lived Assets" and "Business--Competition."

INTERNATIONAL OPERATIONS RISK

    The Company is investigating opportunities for operating megaplexes in Europe, Canada and Asia. In 1996, the Company opened a 13-screen theatre in Japan and a 20-screen theatre in Portugal. As of April 2, 1998, the Company has commenced construction of four additional international theatres, one each in Spain, China (Hong Kong), Canada and Japan. There are significant differences between the theatrical exhibition industry in the United States and in certain international markets. Regulatory barriers affecting such matters as the size of theatres, the issuance of licenses and the ownership of land may restrict market entry. Vertical integration of production and exhibition companies in certain international markets can have an adverse effect on the Company's ability to license motion pictures for international exhibition. The Company's operations in Japan previously have been negatively impacted by local film distributors who restricted the Company's ability to obtain film product until after the Company's competitors received it. While this issue has been resolved in Japan, there can be no assurances that this or similar problems will not recur in the same or other markets. The Company's international operations also face the additional risks of fluctuating currency values. The Company does not hedge against currency risks. Quota systems used by some countries to protect their domestic film industry may adversely affect revenues from theatres that the Company develops in such markets. Such differences in industry structure and regulatory and trade practices may adversely affect the Company's ability to expand internationally or to operate at a profit following such expansion. See "--Substantial Capital Expenditures; Uncertainty of Theatre Development" and "Business--Regulatory Environment."

COMPETITION

    The Company competes against both local and national exhibitors, some of which may have substantially greater financial resources than the Company. There are over 400 companies competing in the domestic theatrical exhibition industry, approximately 250 of which operate four or more screens. Industry participants vary substantially in size, from small independent operators to large international chains. The ten largest theatrical exhibition companies (in terms of number of screens) are believed to operate approximately 60% of the total number of screens, based on the May 1, 1997 listing of exhibitors in the NATO 1997-1998 Encyclopedia of Exhibition.

    The Company's theatres are subject to varying degrees of competition in the geographic areas in which they operate. Competition is often intense with respect to licensing motion pictures, attracting patrons and finding new theatre sites. Theatres operated by national and regional circuits and by smaller independent exhibitors compete aggressively with the Company's theatres. The competition for patrons is dependent upon factors such as the availability of popular motion pictures, the location and number of theatres and screens in a market, the comfort and quality of the theatres and pricing.

    The Company believes that the principal competitive factors with respect to film licensing include licensing terms, seating capacity and location and condition of an exhibitor's theatres. The Company expects that in the long term the addition of new megaplexes will help it obtain more favorable allocations of film product and other licensing terms from distributors than its competitors. However, the earnings of new megaplexes initially may be negatively impacted because of competition from nearby theatres that have established relationships with distributors. See "Business--Film Licensing." The Company believes that such competition is a factor contributing to the decline in attendance per screen at megaplexes between fiscal 1998 and 1997, during which attendance per screen at the Company's domestic megaplexes (those opened at the beginning of the relevant period) was 77,400 and 96,200, respectively.

    The Company also faces competition in the international markets in which it operates. See "--International Operations Risk."

    The theatrical exhibition industry also faces competition from other distribution channels for filmed entertainment, such as cable television, pay per view and home video systems, as well as from all other forms of entertainment.

SUBSTANTIAL CAPITAL EXPENDITURES; UNCERTAINTY OF THEATRE DEVELOPMENT

    The Company's growth strategy involves the development of new megaplexes and may involve acquisitions of existing theatres and theatre circuits. From April 1996 to April 2, 1998, the Company opened 41 theatres and 922 screens and as of April 2, 1998, had 13 megaplexes with an aggregate of 283 screens under construction. The Company has plans to open approximately 350 screens, including 95 in international markets, during the period from April 2, 1998 through April 1, 1999. If the Company executes its growth strategy as planned, the Company estimates that capital expenditures will aggregate approximately $280 million in fiscal 1999. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources." There can be no assurance that the Company will successfully develop new screens or successfully complete those under construction, that there will not be cost overruns on any such screens or that the financial performance of these screens will be equivalent to the performance of the Company's existing screens.

    The development of new theatre locations involves significant risks and investments and is also likely to have an initial negative impact on earnings. There is significant competition in the United States for site locations from both theatre companies and other businesses and significant competition among theatre companies for theatre acquisition opportunities. It typically takes the Company 18 to 24 months to open a domestic theatre, on a site from the time the site is identified. It generally takes an additional year or more to open an international theatre. Moreover, the availability of attractive site locations can be adversely affected by changes in the national, regional and local economic climate, local conditions such as scarcity of space or an increase in demand for real estate in the area, demographic changes, competition from other available space and changes in real estate, zoning and tax laws. As the Company and its competitors continue to build megaplexes, attractive sites may become increasingly difficult to obtain. Further, the Company's expansion program will require financing in addition to the unused commitment amount under the Credit Facility and internally generated funds. As a result of the foregoing, there can be no assurance that the Company will be able to acquire attractive site locations or existing theatres or theatre circuits on terms it considers acceptable, that the Company will be able to acquire financing for such theatres on acceptable terms or that the Company's strategy will result in improvements to the business, financial condition or profitability of the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Business--Business Strategy" and "--Competition."

RESTRICTIONS UNDER FINANCING AGREEMENTS; VARIABLE INTEREST RATE

    The Credit Facility contains certain financial and other covenants, including covenants requiring the Company to maintain certain financial ratios and restricting the ability of the Company to incur indebtedness or to create or suffer to exist certain liens. The Credit Facility also requires that certain amounts of indebtedness thereunder be repaid by specified dates. The ability of the Company to comply with such provisions may be affected by events beyond its control.

    A failure to make any required payment under the Credit Facility or to comply with any of the financial and operating covenants included in the Credit Facility would result in an event of default thereunder, permitting the lenders to vote to accelerate the maturity of the indebtedness under the Credit Facility and to vote to foreclose upon the stock of the Company's subsidiaries, if pledged, securing the Credit Facility. Any such acceleration could also result in the acceleration of the Company's other indebtedness. If the lenders under the Credit Facility accelerate the maturity of the indebtedness thereunder, there can be no assurance that the Company will have sufficient assets to satisfy its obligations under the Credit Facility or its other indebtedness.

    The Company's indebtedness under the Credit Facility bears interest at rates that fluctuate with changes in certain prevailing interest rates (although, subject to certain conditions, such rates may be fixed for certain periods). If interest rates increase, the Company may be unable to meet its debt service obligations under the Credit Facility and other indebtedness.

GOVERNMENT REGULATIONS

    The Company's theatres must comply with Title III of the Americans with Disabilities Act of 1990 (the "ADA") to the extent that such properties are "public accommodations" and/or "commercial facilities" as defined by the ADA. In separate matters, one of the Company's megaplexes is the subject of a private civil action seeking to enjoin alleged violations of the ADA and two megaplexes are the subject of a Department of Justice investigation of private complaints. Although the Company believes that its theatres are in substantial compliance with the ADA, no assurance can be given that these proceedings will not result in a finding of non-compliance with the ADA or that future legal requirements (including, without limitation, those that may result from future acts or omissions or changes in applicable laws and regulations) will not result in non-compliance with the ADA. See "Business--Regulatory Environment."

POTENTIAL CONFLICTS OF INTEREST

    The Company sponsored EPT's formation, and Mr. Peter C. Brown, Co-Chairman of the Board, President and Chief Financial Officer of the Company, serves as Chairman of the Board of Trustees of EPT. Because of the various agreements between the Company and EPT, including (i) leases with respect to 15 theatre properties, (ii) an option to purchase one additional property and (iii) a five-year right of first refusal and first offer in favor of EPT to purchase any megaplex and related entertainment properties acquired or developed and owned (or ground leased) by the Company, situations may arise where the Company and EPT have differing interests. Because of the relationships between the Company and EPT, there exists the risk that in such situations the Company will not achieve the same results in its dealings with EPT that it might achieve if such relationships did not exist. Although management believes that the existing terms of the leases and other agreements between EPT and the Company, which were determined by management of the two entities, reflected market conditions when they were negotiated, it is possible such terms might have been different had they been negotiated on an arm's length basis.

CONTROLLING STOCKHOLDERS

    Mr. Stanley H. Durwood, the 77-year old Co-Chairman of the Board and Chief Executive Officer of the Company, owns all the outstanding Class B Stock and therefore generally has voting control of the Company, subject to the right of holders of Common Stock to elect 25% of the members of the Board of Directors. Mr. Stanley H. Durwood has the ability to elect or remove a majority of the Board of Directors.

    A revocable voting trust and revocable INTER VIVOS trust established by Mr. Stanley H. Durwood for his benefit hold all of the Class B Stock that he beneficially owns. Mr. Stanley H. Durwood is the sole acting trustee of these trusts; the named successor trustees under Mr. Stanley H. Durwood's trusts are Messrs. Charles J. Egan, Jr., a Director of the Company, and Raymond F. Beagle, Jr., general counsel to the Company. Under the terms of the voting trust, Mr. Durwood has all voting powers with respect to shares held therein during his lifetime. Thereafter, all voting rights with respect to such shares vest in his successor trustees and any additional trustees whom they might appoint, who shall exercise such rights by majority vote. Unless revoked by Mr. Stanley H. Durwood or otherwise terminated or extended in accordance with its terms, the voting trust will terminate in the year 2030.

    After giving effect to the Offering, (i) Mr. Stanley H. Durwood will own approximately 4.5 million shares of Class B Stock, representing 70.3% of the voting interest in the Company, and (ii) his children will own an aggregate of approximately 6.0 million shares of Common Stock. Based on the number of shares outstanding as of April 15, 1998, the Common Stock to be owned by Mr. Durwood's children after the Offering will represent 31.5% of the shares of Common Stock, representing 9.3% of the voting interest in the Company.

    Mr. Stanley H. Durwood has agreed with his children that if the price per share to the public of the shares of Common Stock proposed to be sold by the children in the Offering is less than $18, Mr. Stanley H. Durwood will pay his children the difference between such sale price and $18 (net of applicable underwriting commissions) with respect to 2.5 million shares, or up to $20 million in aggregate amount, in shares of Common Stock, as an adjustment to the original allocation of shares to be received by the Durwood children in the Merger. Mr. Stanley H. Durwood's holdings will diminish and his children's holdings will increase if his children acquire additional shares under such share adjustment. However, based on the number of shares of Common Stock and Class B Stock outstanding as of April 15, 1998, such adjustment should not result in Mr. Stanley H. Durwood owning shares with less than 50% of the combined voting power of the outstanding Company stock unless the market price of the Company's Common Stock at the time of the Offering is less than $8.40. Mr. Stanley H. Durwood's voting control also will be diluted if he is obligated to dispose of shares to honor tax and other indemnity obligations made by him and the Company in connection with the Merger and other related transactions, or if additional shares of Common Stock are issued under the Company's existing employee benefit plans.

    As a result of their ownership of shares of Common Stock and because attendance at stockholders' meetings generally is less than 100%, any corporate action requiring the approval of the holders of Common Stock voting as a class may as a practical matter require the approval of the Durwood children.

Matters requiring approval of holders of the Common Stock voting as a class include any proposed amendment to the Restated and Amended Certificate of Incorporation (the "Certificate of Incorporation") changing the authorized number of shares of Common Stock or altering the powers, preferences or special rights of the shares of such class so as to affect them adversely.

    Holders of Common Stock are entitled to elect 25% of the Company's Board. As stated above, the Durwood children will hold 31.5% of the shares of Common Stock after the Offering. Until August 2000, the Durwood children have given an irrevocable proxy to the Secretary and any Assistant Secretary of the Company to vote their shares of Common Stock for each candidate to the Board in the same proportion as the aggregate votes cast by all other stockholders not affiliated with the Company, its directors and officers. Also, the Durwood children have agreed during such period not to become a member of any group, solicit proxies or enter into any arrangement or agreement with respect to voting shares.

POSSIBLE VOLATILITY OF STOCK PRICE

    The stock market has from time to time experienced extreme price and volume fluctuations that have been unrelated to the operating performance of particular companies. The market price of the Common Stock may be significantly affected by quarterly variations in the Company's operating results, changes in financial estimates by securities analysts or failures by the Company to meet such estimates, litigation involving the Company, general trends in the theatrical exhibition industry, actions by governmental agencies, national economic and stock market conditions, industry reports and other factors, many of which are beyond the control of the Company.

ANTI-TAKEOVER MATTERS

    Certain provisions of the Credit Facility and the Note Indenture may have the effect of delaying or preventing transactions involving a "change of control" of the Company, including transactions in which stockholders might otherwise receive a possible substantial premium for their shares over then current market prices, and may limit the ability of stockholders to approve transactions that they may deem to be in their best interest.

    Under the Company's Certificate of Incorporation, holders of Class B Stock and Common Stock generally vote as a class, with each share of Common Stock being entitled to one vote per share and each share of Class B Stock being entitled to ten votes per share. As a result of the provisions of the Certificate of Incorporation and the ownership of the Company, no change of control requiring stockholder approval is possible without the consent of Mr. Stanley H. Durwood. Certain other provisions of the Certificate of Incorporation may have the effect of discouraging attempts to takeover the Company. See "Description of Capital Stock--Common Stock and Class B Stock--Certain Anti-Takeover Provisions."

SHARES ELIGIBLE FOR FUTURE SALE

    Upon consummation of this Offering, the Company will have 18,953,434 shares of Common Stock outstanding and 4,515,657 shares of Class B Stock outstanding, which are convertible into a like number of shares of Common Stock. Of the shares of Common Stock to be outstanding after the Offering or issuable upon conversion of the Class B Stock, approximately 12,930,000 will be freely tradeable without restriction or registration under the Securities Act of 1933, as amended (the "Securities Act"). All of the remaining shares of Common Stock and Class B Stock convertible into Common Stock are either held by affiliates or are "restricted securities," as that term is defined in Rule 144 promulgated under the Securities Act, all of which are presently eligible for sale (subject to any applicable volume restrictions of Rule 144 and excluding 4,383,612 shares of Common Stock owned by the Durwood children and 2,590,017 shares of Class B Stock owned by Mr. Stanley H. Durwood, which such persons have agreed not to sell prior to August 15, 1999). Additional shares of Common Stock, including shares issuable upon exercise of options, awards and warrants, will also become eligible for sale in the public market from time to time. However, holders of substantially all of the restricted shares have agreed not to sell any of their shares of Common Stock for a period of 90 days from the date of this Prospectus without the prior written consent of the Underwriters. Following this Offering, sales of substantial amounts of Common Stock in the public market pursuant to Rule 144 or otherwise, or even the potential for such sales, could adversely affect the prevailing market price of the Common Stock and impair the Company's ability to raise additional capital through the sale of equity securities.

                                USE OF PROCEEDS

    All of the shares of Common Stock offered hereby are being sold by the Selling Stockholders. The Company will not receive any of the proceeds from the sale of the shares being offered.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

    The Common Stock is listed on the American and Pacific Stock Exchanges under the symbol "AEN". The table below sets forth, for the periods indicated, the high and low closing prices of the Common Stock as reported on the American Stock Exchange composite tape.

                                                                               PRICE RANGE OF
                                                                                COMMON STOCK
                                                                            --------------------
                                                                              HIGH        LOW
YEAR ENDED APRIL 3, 1997:
  1st Quarter.............................................................    $33 7/8    $23 1/8
  2nd Quarter.............................................................     27 7/8     15 7/8
  3rd Quarter.............................................................     19 1/2     13 3/4
  4th Quarter.............................................................     20 1/4     13 7/8
YEAR ENDED APRIL 2, 1998:
  1st Quarter.............................................................    $23 3/8    $17 7/8
  2nd Quarter.............................................................     20 3/4     17 5/8
  3rd Quarter.............................................................         23     18 3/4
  4th Quarter.............................................................     27 3/4     21 3/4
YEAR ENDING APRIL 1, 1999:
  1st Quarter (through May 19, 1998)......................................    $23 3/4  $18 11/16

    On May 19, 1998, the last reported sale price of Common Stock on the American Stock Exchange was $18 11/16.

    The Company's Certificate of Incorporation provides that holders of Common Stock and Class B Stock shall receive, pro rata per share, such cash dividends as may be declared from time to time by the Board of Directors. Certain provisions of the Note Indenture and the Credit Facility restrict the Company's ability to declare or pay dividends on and purchase capital stock. Presently, it is not anticipated that the most restrictive of these provisions, which are set forth in the Credit Facility, will affect the Company's ability to pay dividends in the foreseeable future should it choose to do so. Except for a $1.14 per share dividend declared in connection with a recapitalization that occurred in August 1992, the Company has not declared a dividend on shares of Common Stock or Class B Stock since fiscal 1989. Any payment of cash dividends on Common Stock in the future will be at the discretion of the Board and will depend upon such factors as earnings levels, capital requirements, the Company's financial condition and other factors deemed relevant by the Board. Currently, the Company does not contemplate declaring or paying any dividends on its Common Stock.

                         CAPITALIZATION OF THE COMPANY

    The following table sets forth the total capitalization of the Company (including short-term debt) as of April 2, 1998. This table should be read in conjunction with the Company's Consolidated Financial Statements and the Notes thereto included elsewhere herein.*

                                                                                                     AS OF
                                                                                                 APRIL 2, 1998
                                                                                             ---------------------
                                                                                             (IN THOUSANDS, EXCEPT
                                                                                              PER SHARE AMOUNTS)
Short-term debt (including current maturities of capital lease obligations)................     $         4,017
Long-term debt
  Credit Facility(1).......................................................................             150,000
  9 1/2% Senior Subordinated Notes.........................................................             198,990
  Capital lease obligations................................................................              50,605
Stockholders' equity
  $1.75 Cumulative Convertible Preferred Stock, par value 66 2/3 CENTS per share,
    10,000,000 shares authorized; 1,800,331 shares issued and outstanding (aggregate
    liquidation value of $45,008,000)(2)...................................................               1,200
  Common Stock, par value 66 2/3 CENTS per share, 45,000,000 shares authorized; 15,376,821
    shares issued (3)(4)(5)................................................................              10,251
  Class B Stock, par value 66 2/3 CENTS per share, 30,000,000 shares authorized; 5,015,657
    shares issued and outstanding (4)(5)...................................................               3,344
  Additional paid-in capital...............................................................             107,676
  Foreign currency translation adjustment..................................................              (3,689)
  Retained earnings........................................................................              21,042
                                                                                             ---------------------
                                                                                                        139,824
  Less--Common Stock in treasury, at cost, 20,500 shares...................................                 369
                                                                                             ---------------------
        Total stockholders' equity.........................................................             139,455
                                                                                             ---------------------
Total capitalization.......................................................................     $       543,067
                                                                                             ---------------------
                                                                                             ---------------------

--------------

(1) As of April 2, 1998, the total availability under the Credit Facility was $395 million, of which the Company had borrowed $150 million. The amount available under the Credit Facility is governed by the ratio of net indebtedness to consolidated EBITDA, as defined in the Credit Facility, for the preceding four fiscal quarters. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

(2) Subsequent to April 2, 1998, the $1.75 Cumulative Convertible Preferred Stock was called for redemption and prior to the redemption date, April 14, 1998, the holders of 1,796,485 of such shares converted their shares to 3,097,113 shares of Common Stock. On the redemption date, the remaining 3,846 shares were redeemed.

(3) After giving effect to conversions of 1,796,485 shares of $1.75 Cumulative Convertible Preferred Stock which occurred after April 2, 1998, there would have been as of such date 18,473,934 shares of Common Stock issued. The amounts shown do not include 5,015,657 shares reserved for issuance upon conversion of Class B Stock or 519,850 shares reserved for issuance upon the exercise of outstanding employee stock options.

(4) 500,000 shares of Class B Stock will be converted to Common Stock prior to the Offering.

(5) After giving effect to the Offering, the aggregate par value of Common Stock will be $10,584,000 and the aggregate par value of the Class B Stock will be $3,011,000.

* For information concerning the Company's commitments and contingencies, see Notes to Consolidated Financial Statements included elsewhere herein.

                     SELECTED FINANCIAL AND OPERATING DATA

    The following table sets forth selected consolidated data regarding the Company's five most recent fiscal years ended April 2, 1998. The historical financial information for each of the fiscal years specified below is derived from the Company's consolidated financial statements and related notes for such periods. The historical financial data set forth below is qualified in its entirety by reference to the Company's Consolidated Financial Statements and the notes thereto included elsewhere in this Prospectus. The historical financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the Company's Consolidated Financial Statements and the notes thereto included elsewhere in this Prospectus.

                                                                           YEARS ENDED
                                                   -----------------------------------------------------------
                                                   APRIL 2,   APRIL 3,    MARCH 28,    MARCH 30,    MARCH 31,
                                                    1998(1)    1997(1)     1996(1)      1995(1)      1994(1)
                                                   ---------  ---------  -----------  -----------  -----------
                                                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND OPERATING DATA)
STATEMENT OF OPERATIONS DATA
  Total revenues.................................  $ 846,795  $ 749,597   $ 655,972    $ 563,344    $ 586,300
  Total cost of operations.......................    685,540    580,002     491,358      432,763      446,957
  General and administrative.....................     54,354     56,647      52,059       41,639       40,559
  Depreciation and amortization..................     70,117     52,572      42,087       37,913       38,048
  Impairment of long-lived assets................     46,998      7,231       1,799           --           --
                                                   ---------  ---------  -----------  -----------  -----------
  Operating income (loss)........................    (10,214)    53,145      68,669       51,029       60,736
  Interest expense...............................     35,679     22,022      28,828       35,908       36,375
  Investment income..............................      1,090        856       7,052       10,013        1,156
  Minority interest..............................         --         --          --           --        1,599
  Gain (loss) on disposition of assets...........      3,704        (84)       (222)        (156)         296
                                                   ---------  ---------  -----------  -----------  -----------
  Earnings (loss) before income taxes and
    extraordinary item...........................    (41,099)    31,895      46,671       24,978       27,412
  Income tax provision...........................    (16,600)    12,900      19,300       (9,000)      12,100
                                                   ---------  ---------  -----------  -----------  -----------
  Earnings (loss) before extraordinary item......    (24,499)    18,995      27,371       33,978       15,312
  Extraordinary item.............................         --         --     (19,350)          --           --
                                                   ---------  ---------  -----------  -----------  -----------
  Net earnings (loss)............................  $ (24,499) $  18,995   $   8,021    $  33,978    $  15,312
                                                   ---------  ---------  -----------  -----------  -----------
                                                   ---------  ---------  -----------  -----------  -----------
  Preferred dividends............................      4,846      5,907       7,000        7,000          538
                                                   ---------  ---------  -----------  -----------  -----------
  Net earnings (loss) for common shares..........  $ (29,345) $  13,088   $   1,021    $  26,978    $  14,774
                                                   ---------  ---------  -----------  -----------  -----------
                                                   ---------  ---------  -----------  -----------  -----------
  Earnings (loss) per share before extraordinary
    item:
    Basic........................................  $   (1.59) $     .75   $    1.23    $    1.64    $     .90
    Diluted......................................      (1.59)       .74        1.15         1.45          .89
  Earnings (loss) per share:
    Basic........................................  $   (1.59) $     .75   $     .06(2)  $    1.64   $     .90
    Diluted......................................      (1.59)       .74         .34         1.45          .89
  Weighted average number of shares outstanding:
    Basic........................................     18,477     17,489      16,513       16,456       16,365
    Diluted......................................     18,477     17,784      23,741       23,489       16,521
BALANCE SHEET DATA (AT PERIOD END)
  Cash, equivalents and investments..............  $   9,881  $  24,715   $  10,795    $ 140,377    $ 151,469
  Total assets...................................    795,780    719,055     483,458      522,154      501,276
  Total debt (including capital lease
    obligations).................................    403,612    373,724     188,172      267,504      268,188
  Stockholders' equity...........................    139,455    170,012     158,918      157,388      130,404
OTHER FINANCIAL DATA
  EBITDA (as adjusted)(3)........................  $ 106,901  $ 112,948   $ 112,555    $  88,942    $  98,784
  Cash flows provided by operating activities....     90,799    109,339      96,140       44,366       63,680
  Cash flows provided by (used in) investing
    activities...................................   (133,214)  (283,917)    (66,848)       3,664     (111,505)
  Cash flows provided by (used in) financing
    activities...................................     27,703    188,717     (89,730)      (9,116)      56,147
  Capital expenditures...........................    389,217    253,380     120,796       56,403       10,651
  Proceeds from sale/leasebacks..................    283,800         --          --           --           --
OPERATING DATA (AT PERIOD END)
  Number of megaplexes operated..................         44         19           5           --           --
  Number of megaplex screens operated............        987        379          98           --           --
  Number of multiplexes operated.................        185        209         221          232          236
  Number of multiplex screens operated...........      1,455      1,578       1,621        1,630        1,603
  Screens per theatre circuit wide...............       10.7        8.6         7.6          7.0          6.8

(1) Fiscal 1997 consists of 53 weeks. All other fiscal years consist of 52 weeks.

(2) Fiscal 1996 includes a $19,350 extraordinary loss equal to $1.17 per common share.

(3) Represents net earnings (loss) plus interest, income taxes, depreciation and amortization and adjusted for impairment losses, gain (loss) on disposition of assets, equity in earnings of unconsolidated affiliates and extraordinary item. Management of the Company has included EBITDA because it believes that EBITDA provides lenders and stockholders additional information for estimating the Company's value and evaluating its ability to service debt. Management of the Company believes that EBITDA is a financial measure commonly used in the Company's industry and should not be construed as an alternative to operating income (as determined in accordance with GAAP). EBITDA as determined by the Company may not be comparable to EBITDA as reported by other companies. In addition, EBITDA is not intended to represent cash flow (as determined in accordance with GAAP) and does not represent the measure of cash available for discretionary uses.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    This section contains certain "forward-looking statements" intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally can be identified by use of statements that include words or phrases such as the Company or its management "believes," "expects," "anticipates," "intends," "plans," "foresees" or other words or phrases of similar import. Similarly, statements that describe the Company's objectives, plans or goals also are forward-looking statements. All such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those contemplated by the relevant forward-looking statement. Important factors that could cause actual results to differ materially from the expectations of the Company include, among others: (i) the Company's ability to enter into various financing programs; (ii) the performance of films licensed by the Company; (iii) competition; (iv) construction delays; (v) the ability to open new theatres and screens as currently planned; (vi) general economic conditions, including adverse changes in inflation and prevailing interest rates; (vii) demographic changes; (viii) increases in the demand for real estate; and (ix) changes in real estate, zoning and tax laws. For a further discussion of such risks, uncertainties and assumptions, see "Risk Factors." Potential investors and other readers are urged to consider these factors carefully in evaluating the forward-looking statements. The forward-looking statements included herein are made only as of the date of this Prospectus and the Company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

OPERATING RESULTS
YEARS (52/53 WEEKS) ENDED APRIL 2, 1998 AND APRIL 3, 1997

                                              52 WEEKS ENDED     53 WEEKS ENDED
                                               APRIL 2, 1998      APRIL 3, 1997      % CHANGE
                                             -----------------  -----------------  -------------
                                                     (IN THOUSANDS, EXCEPT PERCENTAGES)
REVENUES
Domestic
  Admissions...............................     $   530,653        $   479,629            10.6%
  Concessions..............................         251,025            222,945            12.6
  Other....................................          16,052             15,763             1.8
                                             -----------------  -----------------       ------
                                                    797,730            718,337            11.1
International
  Admissions...............................          22,918             13,322            72.0
  Concessions..............................           4,992              2,222               *
  Other....................................              59                 49            20.4
                                             -----------------  -----------------       ------
                                                     27,969             15,593            79.4
On-screen advertising and other                      21,096             15,667            34.7
                                             -----------------  -----------------       ------
    Total revenues.........................     $   846,795        $   749,597            13.0%
                                             -----------------  -----------------       ------
                                             -----------------  -----------------       ------
COST OF OPERATIONS
Domestic
  Film exhibition costs....................     $   287,516        $   251,090            14.5%
  Concession costs.........................          40,109             36,045            11.3
  Rent.....................................         100,928             75,116            34.4
  Other....................................         215,656            186,945            15.4
                                             -----------------  -----------------       ------
                                                    644,209            549,196            17.3
International
  Film exhibition costs....................          12,410              7,719            60.8
  Concession costs.........................           1,953                703               *
  Rent.....................................           5,791              4,945            17.1
  Other....................................           5,844              5,377             8.7
                                             -----------------  -----------------       ------
                                                     25,998             18,744            38.7
On-screen advertising and other............          15,333             12,062            27.1
                                             -----------------  -----------------       ------
    Total cost of operations...............     $   685,540        $   580,002            18.2%
                                             -----------------  -----------------       ------
                                             -----------------  -----------------       ------
GENERAL AND ADMINISTRATIVE
  Corporate and domestic...................     $    42,636        $    45,558            (6.4)%
  International............................           6,879              6,864              .2
  On-screen advertising and other..........           4,839              4,225            14.5
                                             -----------------  -----------------       ------
    Total general and administrative.......     $    54,354        $    56,647            (4.0)%
                                             -----------------  -----------------       ------
                                             -----------------  -----------------       ------

DEPRECIATION AND AMORTIZATION
  Corporate and domestic...................     $    65,168        $    49,392            31.9%
  International............................           2,534              1,436            76.5
  On-screen advertising and other..........           2,415              1,744            38.5
                                             -----------------  -----------------       ------
    Total depreciation and amortization....     $    70,117        $    52,572            33.4%
                                             -----------------  -----------------       ------
                                             -----------------  -----------------       ------

*   Percentage change in excess of 100%.

    REVENUES. Total revenues increased 13.0%, or $97,198,000, during the year (52 weeks) ended April 2, 1998 compared to the year (53 weeks) ended April 3, 1997.

    Total domestic revenues increased 11.1%, or $79,393,000, from the prior year. Admissions revenues increased 10.6%, or $51,024,000, due to a 5.4% increase in attendance, which contributed $25,960,000 of the increase, and a 5.0% increase in average ticket prices, which contributed $25,064,000 of the increase. Attendance at megaplexes (theatres with predominantly stadium-style seating) increased as a result of the addition of 23 new megaplexes with 564 screens since April 3, 1997, offset by a 4.7% decrease in attendance at comparable megaplexes (theatres opened before fiscal 1997). Attendance at multiplexes (theatres generally without stadium-style seating) decreased due to a 11.9% decrease in attendance at comparable multiplexes and the closure or sale of 23 multiplexes with 123 screens since fiscal 1997. The decline in attendance at comparable multiplexes was related primarily to certain multiplexes experiencing competition from new megaplexes operated by the Company and other competing theatre circuits, a trend the Company generally anticipates will continue. The increase in average ticket prices was due to price increases and the growing number of megaplexes in the Company's theatre circuit, which yield higher average ticket prices than multiplexes. Concessions revenues increased 12.6%, or $28,080,000, due to a 6.8% increase in average concessions per patron, which contributed $16,013,000 of the increase, and the increase in total attendance, which contributed $12,067,000 of the increase. The increase in average concessions per patron was attributable to the increasing number of megaplexes in the Company's theatre circuit, where concession spending per patron is higher than in multiplexes.

    Total international revenues increased 79.4%, or $12,376,000, from the prior year. Admissions revenues increased 72.0%, or $9,596,000, due to an increase in attendance, offset by a decrease in average ticket prices. Attendance increased as a result of the opening of the Arrabida 20 in Portugal during December of fiscal 1997 and improved attendance at the Canal City 13 in Japan. Concessions revenues increased $2,770,000 due to the increase in total attendance, offset by a decrease in average concessions per patron. The decrease in average ticket prices and concessions per patron was due to the lower ticket and concessions prices at the theatre in Portugal compared to the theatre in Japan. International revenues were also impacted by the strengthening of the U.S. dollar relative to the Japanese yen.

    On-screen advertising and other revenues increased 34.7%, or $5,429,000, from the prior year due to an increase in the number of screens served, a result of an expansion program, and a change in the number of periods included in the results of operations from the Company's on-screen advertising business.

    COST OF OPERATIONS. Total cost of operations increased 18.2%, or $105,538,000, during the year (52 weeks) ended April 2, 1998 compared to the year (53 weeks) ended April 3, 1997.

    Total domestic cost of operations increased 17.3%, or $95,013,000, from the prior year. Film exhibition costs increased 14.5%, or $36,426,000, due to higher attendance, which contributed $26,712,000 of the increase, and an increase in the percentage of admissions paid to film distributors, which contributed $9,714,000 of the increase. As a percentage of admissions revenues, film exhibition costs was 54.2% in the current year compared with 52.4% in the prior year. This increase occurred because more popular films released during fiscal 1998 were licensed from distributors that generally have higher film rental terms and because of the concentration of attendance in the early weeks of several films released during the year, which typically results in higher film exhibition costs. The 11.3%, or $4,064,000, increase in concession costs was attributable to the increase in concessions revenues. As a percentage of concessions revenues, concession costs was 16.0% in the current year compared with 16.2% in the prior year. Rent expense increased 34.4%, or $25,812,000, due to the higher number of screens in operation, the growing number of megaplexes in the Company's theatre circuit, which generally have higher rent per screen than multiplexes, and the sale and lease back during the year of the real estate assets associated with 13 megaplexes, including seven theatres opened during fiscal 1998, to EPT in the Sale and Lease Back Transaction. Other cost of operations increased 15.4%, or $28,711,000, from the prior year due to the higher number of screens in operation and higher expenses associated with the Company's theatre management development program.

    Total international cost of operations increased 38.7%, or $7,254,000, from the prior year. Film exhibition costs increased 60.8%, or $4,691,000, due to higher attendance, offset by a decrease in the percentage of admissions paid to film distributors. The $1,250,000 increase in concession costs was primarily attributable to the increase in concessions revenues. Rent expense increased 17.1%, or $846,000, and other cost of operations increased 8.7%, or $467,000, from the prior year due primarily to the full year of operations of the Arrabida 20, which opened in December of fiscal 1997. International expenses were also impacted by the strengthening of the U.S. dollar relative to the Japanese yen.

    On-screen advertising and other cost of operations increased 27.1%, or $3,271,000, as a result of the higher number of screens served and a change in the number of periods included in the results of operations of the Company's on-screen advertising business.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses decreased 4.0%, or $2,293,000, during the year (52 weeks) ended April 2, 1998.

    Corporate and domestic general and administrative expenses decreased 6.4%, or $2,922,000, due primarily to decreases in costs associated with the Company's development of theatres and the reversal of $1,358,000 of compensation expense recognized in prior years for performance stock awards which were not earned at the end of the three-year performance period ended April 2, 1998. These decreases were partially offset by increases in payroll and related costs and professional and consulting expenses.

    International general and administrative expenses increased .2%, or $15,000, and on-screen advertising and other general and administrative expenses increased 14.5%, or $614,000. The increase in on-screen advertising and other resulted from an increase in costs to support the expansion program at the Company's on-screen advertising business.

    DEPRECIATION AND AMORTIZATION. Depreciation and amortization increased 33.4%, or $17,545,000, during the year (52 weeks) ended April 2, 1998. This increase was caused by an increase in employed theatre assets resulting from the Company's expansion plan, which was partially offset by lower depreciation and amortization as a result of the reduced carrying amounts of impaired multiplex assets. The reduced carrying amount of the impaired assets from fiscal 1998 will result in reduced depreciation and amortization in future periods. For fiscal 1998, depreciation and amortization was reduced by approximately $10,500,000.

    IMPAIRMENT OF LONG-LIVED ASSETS. During the second quarter of the current year, the Company recognized a non-cash impairment loss of $46,998,000 ($27,728,000 after tax, or $1.50 per share) on 59 multiplexes with 412 screens in 14 states (primarily California, Texas, Missouri, Arizona and Florida) including a loss of $523,000 associated with 10 theatres that were included in impairment losses recognized in previous periods. The estimated future cash flows of these theatres, undiscounted and without interest charges, were less than the carrying value of the theatre assets.

    The summer of 1997 was the first summer film season, generally the highest grossing period for the film industry, that a significant number of megaplexes of the Company and its competitors were operating (the first megaplex, Grand 24, was opened by the Company in May 1995). During this period, the financial results of certain multiplexes of the Company were significantly less than anticipated at the beginning of fiscal 1998 due primarily to competition from the newer megaplexes. The Company is evaluating its future plans for many of its multiplexes, which may include selling theatres, subleasing properties to other exhibitors or for other uses, retrofitting certain theatres to the standards of a megaplex or closing theatres and terminating the leases. Any or all of these options could result in a significant impact to results of operations and financial position. During fiscal 1998, the Company closed or sold 23 multiplexes with 123 screens.

    During the year (53 weeks) ended April 3, 1997, the Company recognized a non-cash impairment loss of $7,231,000 ($4,266,000 after tax, or $.24 per share) on 18 multiplexes with 82 screens in nine states (primarily Michigan, Pennsylvania, California, Florida and Virginia).

    INTEREST EXPENSE. Interest expense increased 62.0%, or $13,657,000, during the year (52 weeks) ended April 2, 1998 compared to the prior year. The increase in interest expense resulted primarily from an increase in average outstanding borrowings related to the Company's expansion plan and higher average interest rates as a result of the issuance of $200,000,000 of 9 1/2% Senior Subordinated Notes on March 19, 1997.

    GAIN ON DISPOSITION OF ASSETS. Gain on disposition of assets increased $3,788,000 during the year (52 weeks) ended April 2, 1998 primarily from the sale of three of the Company's multiplexes during the current year.

    INCOME TAX PROVISION. The provision for income taxes decreased $29,500,000 to a benefit of $16,600,000 during the current year from an expense of $12,900,000 in the prior year. The effective tax rate was 40.4% for the current and the prior year.

    NET EARNINGS. Net earnings decreased $43,494,000 during the year (52 weeks) ended April 2, 1998 to a loss of $24,499,000 from earnings of $18,995,000 in the prior year. Net loss per common share, after deducting preferred dividends, was $1.59 compared to earnings of $.75 in the prior year.

YEARS (53/52 WEEKS) ENDED APRIL 3, 1997 AND MARCH 28, 1996

                                              53 WEEKS ENDED     52 WEEKS ENDED
                                               APRIL 3, 1997     MARCH 28, 1996      % CHANGE
                                             -----------------  -----------------  -------------
                                                     (IN THOUSANDS, EXCEPT PERCENTAGES)
REVENUES
Domestic
  Admissions...............................     $   479,629        $   431,361            11.2%
  Concessions..............................         222,945            196,645            13.4
  Other....................................          15,763             15,096             4.4
                                             -----------------  -----------------       ------
                                                    718,337            643,102            11.7
International
  Admissions...............................          13,322                 --              --
  Concessions..............................           2,222                 --              --
  Other....................................              49                 --              --
                                             -----------------  -----------------       ------
                                                     15,593                 --              --
On-screen advertising and other............          15,667             12,870            21.7
                                             -----------------  -----------------       ------
    Total revenues.........................     $   749,597        $   655,972            14.3%
                                             -----------------  -----------------       ------
                                             -----------------  -----------------       ------
COST OF OPERATIONS
Domestic
  Film exhibition costs....................     $   251,090        $   227,780            10.2%
  Concession costs.........................          36,045             30,417            18.5
  Rent.....................................          75,116             64,813            15.9
  Other....................................         186,945            159,406            17.3
                                             -----------------  -----------------       ------
                                                    549,196            482,416            13.8
International
  Film exhibition costs....................           7,719                 --              --
  Concession costs.........................             703                 --              --
  Rent.....................................           4,945                 --              --
  Other....................................           5,377                 --              --
                                             -----------------  -----------------       ------
                                                     18,744                 --              --
On-screen advertising and other............          12,062              8,942            34.9
                                             -----------------  -----------------       ------
    Total cost of operations...............     $   580,002        $   491,358            18.0%
                                             -----------------  -----------------       ------
                                             -----------------  -----------------       ------
GENERAL AND ADMINISTRATIVE
  Corporate and domestic...................     $    45,558        $    44,200             3.1%
  International............................           6,864              4,550            50.9
  On-screen advertising and other..........           4,225              3,309            27.7
                                             -----------------  -----------------       ------
    Total general and administrative.......     $    56,647        $    52,059             8.8%
                                             -----------------  -----------------       ------
                                             -----------------  -----------------       ------
DEPRECIATION AND AMORTIZATION
  Corporate and domestic...................     $    49,392        $    40,751            21.2%
  International............................           1,436                 --              --
  On-screen advertising and other..........           1,744              1,336            30.5
                                             -----------------  -----------------       ------
    Total depreciation and amortization....     $    52,572        $    42,087            24.9%
                                             -----------------  -----------------       ------
                                             -----------------  -----------------       ------

    REVENUES. Total revenues increased 14.3%, or $93,625,000, during the year (53 weeks) ended April 3, 1997 compared to the year (52 weeks) ended March 28, 1996.

    Total domestic revenues increased 11.7%, or $75,235,000, from the prior year. Admissions revenues increased 11.2%, or $48,268,000, due to a 6.4% increase in attendance, which contributed $27,658,000 of the increase, and a 4.7% increase in average ticket prices, which contributed $20,610,000 of the increase. The increase in attendance was due primarily to the Company's megaplexes. Attendance at megaplexes increased as a result of the addition of 12 new megaplexes with 248 screens since March 28, 1996 and from the operation for a full fiscal year of the five megaplexes with 98 screens that were opened in fiscal 1996. The increase in attendance from megaplexes was partially offset by a decrease in attendance at multiplexes and the closure or sale of 15 multiplexes with 76 screens. Attendance at multiplexes decreased as a result of competitive factors, including competition from the Company's megaplexes. Also, during the first nine months of the fiscal year, attendance at all theatres was impacted by film product from the Company's key suppliers which did not deliver the results achieved in the prior fiscal year. The increase in average ticket prices was due to price increases and the growing number of megaplexes in the Company's theatre circuit, which yield higher average ticket prices than multiplexes. Concessions revenues increased 13.4%, or $26,300,000, due to a 6.9% increase in average concessions per patron, which contributed $13,692,000 of the increase, and the increase in total attendance, which contributed $12,608,000 of the increase. The increase in average concessions per patron was attributable to the introduction of new concessions products and the increasing number of megaplexes in the Company's theatre circuit, where concession spending per patron is higher than in multiplexes.

    Total international revenues consists of admissions and concessions revenues from the Company's two international theatres, the Canal City 13 located in Fukuoka, Japan and the Arrabida 20 located in Porto, Portugal, which opened during the first and third quarters of fiscal 1997, respectively. Admissions and concessions revenues accounted for 85% and 14% of total international revenues, respectively. The Company's initial attendance at the Canal City 13 was negatively impacted by film distributors in Japan who restricted the Company's ability to obtain film product until approximately two weeks after its competitors had received it. This delay in releasing films to the Company has generally been eliminated.

    On-screen advertising and other revenues increased 21.7%, or $2,797,000, due to an increase in the number of screens served by the Company's on-screen advertising business, a result of an expansion program.

    COST OF OPERATIONS. Total cost of operations increased 18.0%, or $88,644,000, during the year (53 weeks) ended April 3, 1997 compared to the year (52 weeks) ended March 28, 1996.

    Total domestic cost of operations increased 13.8%, or $66,780,000, from the prior year. Film exhibition costs increased 10.2%, or $23,310,000, due to higher attendance, which contributed $25,488,000 of the increase, offset by a decrease in the percentage of admissions paid to film distributors of $2,178,000. As a percentage of admissions revenues, film exhibition costs was 52.4% in the current year compared with 52.8% in the prior year. The 18.5%, or $5,628,000, increase in concession costs was attributable to the increase in concessions revenues. As a percentage of concessions revenues, concession costs increased from 15.5% to 16.2% due primarily to increases in raw popcorn costs and lower margins on new concessions products. Rent expense increased 15.9%, or $10,303,000, due to the higher number of screens in operation. Other cost of operations increased 17.3%, or $27,539,000, from the prior year due to the higher number of screens in operation, $1,825,000 of advertising expenses associated with the opening of new theatres and higher expenses associated with the Company's theatre management development program.

    Total international cost of operations consists of expenses associated with the Company's new theatres in Japan and Portugal. As a percentage of admissions revenues, film exhibition costs was 57.9%, primarily because film rentals in Japan are generally higher than those domestically. Concession costs were 31.6% of concessions revenues due to the high procurement costs of concessions products sourced from the United States. As a percentage of total revenues, rent expense was 31.7% as a result of low initial attendance and admissions revenues and higher real estate costs in Japan.

    On-screen advertising and other cost of operations increased 34.9%, or $3,120,000, as a result of the higher number of screens served and related start-up expenses.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses increased 8.8%, or $4,588,000, during the year (53 weeks) ended April 3, 1997.

    Corporate and domestic general and administrative expenses increased 3.1%, or $1,358,000, due primarily to increases in costs associated with the Company's development of theatres and increased pension and retirement expenses of $1,992,000. These increases were partially offset by a decrease of $3,500,000 in the current year's bonus expense and severance payments of $967,000 for two former executive officers made during the prior year.

    International general and administrative expenses increased 50.9%, or $2,314,000, due primarily to increases in costs associated with the Company's development of new theatres and other expenses to support the Company's international operations and expansion plan.

    General and administrative expenses associated with on-screen advertising and other increased 27.7%, or $916,000, due primarily to an increase in payroll and related costs to support the expansion program at the Company's on-screen advertising business.

    DEPRECIATION AND AMORTIZATION. Depreciation and amortization increased 24.9%, or $10,485,000, during the year (53 weeks) ended April 3, 1997. This increase was caused by an increase in employed theatre assets resulting from the Company's expansion plan.

    IMPAIRMENT OF LONG-LIVED ASSETS. During the year (53 weeks) ended April 3, 1997, the Company recognized a non-cash impairment loss of $7,231,000 ($4,266,000 after tax, or $.24 per share) on 18 multiplexes with 82 screens in nine states (primarily Michigan, Pennsylvania, California, Florida and Virginia) due to expected declines in future cash flows resulting primarily from competition from newer megaplexes. During the year (52 weeks) ended March 28, 1996, the Company recognized a non-cash impairment loss of $1,799,000 ($1,061,000 after tax, or $.06 per share) on four multiplexes with 21 screens in Arizona, Florida and California in connection with the adoption of Statement of Financial Accounting Standards No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF. The future cash flows of these theatres, undiscounted and without interest charges, were less than the carrying value of the theatre assets.

    INTEREST EXPENSE. Interest expense decreased 23.6%, or $6,806,000, during the year (53 weeks) ended April 3, 1997 compared to the prior year. The decrease in interest expense resulted from lower rates under the Company's $425 million Credit Facility, which was partially offset by an increase in average outstanding borrowings related to the Company's expansion plan.

    INVESTMENT INCOME. Investment income decreased 87.9%, or $6,196,000, during the year (53 weeks) ended April 3, 1997 due to a decrease in outstanding cash and investments compared to the prior year. Cash and investments decreased as a result of the Company's redemption of substantially all of its 11 7/8% Senior Notes due 2000 (the "Senior Notes") and 12 5/8% Senior Subordinated Notes due 2002 (the "12 5/8% Senior Subordinated Notes") on December 28, 1995.

    NET EARNINGS. Net earnings before extraordinary item decreased $8,376,000 during the year (53 weeks) ended April 3, 1997 to $18,995,000 from $27,371,000 in the prior year. Net earnings for the period were $18,995,000 compared to $8,021,000 in the prior year, which included an extraordinary item (a loss of $19,350,000, or $1.17 per share, in connection with the early extinguishment of debt). Net earnings before extraordinary item per common share, after deducting preferred dividends, was $.75 compared to $1.23 in the prior year. Net earnings per common share, after deducting preferred dividends, was $.75 compared to $.06 in the prior year.

LIQUIDITY AND CAPITAL RESOURCES

    The Company's revenues are collected in cash, principally through box office admissions and theatre concessions sales. The Company has an operating "float" which partially finances its operations and which generally permits the Company to maintain a smaller amount of working capital capacity. This float exists because admissions revenues are received in cash, while exhibition costs (primarily film rentals) are ordinarily paid to distributors from 30 to 45 days following receipt of box office admissions revenues. The Company is only occasionally required to make advance payments or non-refundable guaranties of film rentals. Film distributors generally release during the summer and holiday seasons the films which they anticipate will be the most successful. Consequently, the Company typically generates higher revenues during such periods. Cash flows from operating activities, as reflected in the Consolidated Statements of Cash Flows, were $90,799,000, $109,339,000 and $96,140,000 in fiscal years 1998, 1997 and 1996, respectively.

    The Company is currently expanding its domestic theatre circuit and entering select international markets. During fiscal 1998, the Company opened 23 megaplexes with 564 screens and one multiplex with six screens and expanded three existing multiplexes by 38 screens. In addition, the Company closed or sold 23 multiplexes with 123 screens resulting in a circuit total of 44 megaplexes with 987 screens and 185 multiplexes with 1,455 screens as of April 2, 1998. The Company plans to continue this expansion by opening approximately 350 screens, including 95 in international markets, in
16 megaplexes during fiscal 1999.

    The costs of constructing new theatres are funded by the Company through internally generated cash flow or borrowed funds. The Company generally leases its theatres pursuant to long-term non-cancelable operating leases which require the developer, who owns the property, to reimburse the Company for a portion of the construction costs. However, the Company may decide to own the real estate assets of new theatres and, following construction, sell and leaseback the real estate assets pursuant to long-term non-cancelable operating leases. Historically, the Company has owned and paid for the equipment necessary to fixture a theatre; however, it is considering other methods of providing for its equipment needs, including operating leases. During fiscal 1998, 17 new theatres and 412 screens were leased from developers and seven new theatres with 182 screens were constructed by the Company and then sold and leased back. As of April 2, 1998, the Company had construction in progress and reimbursable construction advances (amounts due from developers on leased theatres) of $65,914,000 and $58,488,000, respectively. The Company had 13 megaplexes with 283 screens under construction on April 2, 1998.

    During fiscal 1998, the Company had capital expenditures of $389,217,000 and estimates that total capital expenditures for 1999 will aggregate approximately $280 million. Included in these amounts are assets which the Company has placed or may place into sale and leaseback or other comparable financing programs, which will have the effect of reducing the Company's net cash outlays. During fiscal 1998, the Company received $283,800,000 from such programs.

    The Company's Credit Facility permits borrowings at interest rates based on either the bank's base rate or LIBOR and requires an annual commitment fee based on margin ratios that could result in a rate of .1875% to .375% on the unused portion of the commitment. The Credit Facility matures on April 10, 2004. The commitment thereunder will be reduced by $25 million on each of December 31, 2002, March 31, 2003, June 30, 2003 and September 30, 2003 and by $50 million on December 31, 2003. As of April 2, 1998, the Company had outstanding borrowings of $150,000,000 under the Credit Facility at an average interest rate of 6.2% per annum, and approximately $245,000,000 was available for borrowing under the Credit Facility.

    Covenants under the Credit Facility impose limitations on indebtedness, creation of liens, change of control, transactions with affiliates, mergers, investments, guaranties, asset sales, dividends, business activities and pledges. In addition, the Credit Facility contains certain financial covenants. As of April 2, 1998, the Company was in compliance with all financial covenants relating to the Credit Facility.

    On March 19, 1997, the Company sold $200 million of 9 1/2% Senior Subordinated Notes. The Note Indenture to the 9 1/2% Senior Subordinated Notes contains certain covenants that, among other things, restrict the ability of the Company and its subsidiaries to incur additional indebtedness and pay dividends or make distributions in respect of their capital stock. If the 9 1/2% Senior Subordinated Notes attain "investment grade status" (as defined in the Note Indenture), the covenants in the Note Indenture limiting the Company's ability to incur additional indebtedness and pay dividends will cease to apply. As of April 2, 1998, the Company was in compliance with all financial covenants relating to the 9 1/2% Senior Subordinated Notes.

    On November 14, 1997, the Company completed the redemption of $617,000 of its outstanding Senior Notes and $4,904,000 of its outstanding 12 5/8% Senior Subordinated Notes.

    During fiscal 1998, the Company sold the real estate assets associated with 13 megaplex theatres, including seven theatres opened during fiscal 1998, to EPT for an aggregate purchase price of $283,800,000. Proceeds from the Sale and Lease Back Transaction were applied to reduce indebtedness under the Company's Credit Facility. The Company leased the real estate assets associated with the theatres from EPT pursuant to non-cancelable operating leases with terms ranging from 13 to 15 years at an initial lease rate of 10.5% with options to extend for up to an additional 20 years.

    The Company has granted an option to EPT to acquire a theatre under construction for the cost to the Company of developing and constructing such property. In addition, for a period of five years subsequent to November 1997, EPT will have a right of first refusal and first offer to purchase and lease back to the Company the real estate assets associated with any megaplex theatre and related entertainment property owned or ground-leased by the Company, exercisable upon the Company's intended disposition of such property. As of April 2, 1998, the Company had one megaplex under construction that would be subject to EPT's right of first refusal and first offer to purchase should the Company seek to dispose of such megaplex. The leases are triple net leases that require the Company to pay substantially all expenses associated with the operation of the theatres, such as taxes and other governmental charges, insurance, utilities, service, maintenance and any ground lease payments.

    The Company believes that cash generated from operations, existing cash and equivalents, amounts received from sale and lease back transactions and the unused commitment amount under its Credit Facility will be sufficient to fund operations and planned capital expenditures for the next twelve months. The Company may require additional financing after fiscal 1999 to continue its expansion program.

    During the year (52 weeks) ended April 2, 1998, various holders of the Company's $1.75 Cumulative Convertible Preferred Stock (the "Convertible Preferred Stock") converted 1,503,269 shares into 2,591,614 shares of Common Stock at a conversion rate of 1.724 shares of Common Stock for each share of Convertible Preferred Stock. Convertible Preferred Stock dividend payments decreased 15.5%, or $929,000, to $5,064,000 for the year (52 weeks) ended April 2, 1998 from $5,993,000 in the prior year as a result of the conversions.

    Subsequent to April 2, 1998, various holders of the Company's Convertible Preferred Stock converted 1,796,485 shares into 3,097,113 shares of Common Stock at a conversion rate of 1.724 shares of Common Stock for each share of Convertible Preferred Stock. On April 14, 1998, the Company redeemed the remaining 3,846 shares of Convertible Preferred Stock at a redemption price of $25.75 per share plus accrued and unpaid dividends.

YEAR 2000

    The Company has performed a review of its computer applications related to their continuing functionality for the year 2000 and beyond. Certain of the Company's existing systems have been upgraded and the Company expects that its remaining systems will be upgraded through modification or replacement by the end of fiscal 1999. As a result, the Company does not believe that it has material exposure to the year 2000 issue with respect to its own computer applications. The Company does not expect that the cost of the modifications will cause reported financial information not to be indicative of future operating results or financial condition. The year 2000 issue may impact the operations of the Company indirectly by affecting the operations of its suppliers, business partners, customers and other parties that provide significant services to the Company. The Company expects to complete during fiscal 1999 a review of potential year 2000 issues with these parties. The Company is currently unable to predict the extent that the year 2000 will have on these parties and, consequently, the Company.

IMPACT OF INFLATION

    Historically, the principal impact of inflation and changing prices upon the Company has been to increase the costs of the construction of new theatres, the purchase of theatre equipment and the utility and labor costs incurred in connection with continuing theatre operations. Film rentals expense, the largest cost of operations of the Company, is customarily paid as a percentage of admissions revenues and hence, while the film rental expense may increase on an absolute basis, the percentage of admissions revenues represented by such expense is not directly affected by inflation. Except as set forth above, inflation and changing prices have not had a significant impact on the Company's total revenues and results of operations.

SEASONALITY

    The theatrical exhibition industry is seasonal in nature, with the highest attendance and revenues occurring during the summer months and the holiday seasons.

NEW ACCOUNTING PRONOUNCEMENTS

    During fiscal 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130 ("SFAS 130"), REPORTING COMPREHENSIVE INCOME, Statement of Financial Accounting Standards No. 131 ("SFAS 131"), DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION and Statement of Financial Accounting Standards No. 132 ("SFAS 132"), EMPLOYERS' DISCLOSURES ABOUT PENSIONS AND OTHER POSTRETIREMENT BENEFITS. SFAS 130 requires disclosure of comprehensive income and its components in a company's financial statements and is effective for fiscal years beginning after December 15, 1997. SFAS 131 requires new disclosures of segment information in a company's financial statements and is effective for fiscal years beginning after December 15, 1997. SFAS 132 requires disclosures about pension and other postretirement benefit plans in a company's financial statements and is effective for fiscal years beginning after December 15, 1997. These statements will become effective for the Company in fiscal 1999. Adoption of these statements will not impact the Company's consolidated financial position, results of operations or cash flows.

    During fiscal 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1 ("SOP 98-1"), ACCOUNTING FOR THE COSTS OF COMPUTER SOFTWARE DEVELOPED OR OBTAINED FOR INTERNAL USE. SOP 98-1 requires companies to capitalize certain internal-use software costs once certain criteria are met. SOP 98-1 is effective for fiscal years beginning after December 15, 1998. Adoption of this statement is not expected to have a material impact on the Company's consolidated financial position, results of operations or cash flows.

    In April of 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-5 ("SOP 98-5"), REPORTING ON THE COSTS OF START-UP ACTIVITIES. SOP 98-5 requires costs of start-up activities to be expensed when incurred. The Company currently capitalizes such costs and amortizes them over a two-year period. SOP 98-5 is effective for fiscal years beginning after December 15, 1998. The Company will adopt this statement in fiscal 2000, which will result in a cumulative effect adjustment to the Company's results of operations and financial position based on balances as of April 1, 1999. Had the Company adopted SOP 98-5 at the beginning of fiscal 1999, such adjustment would have been approximately $10.6 million, before taxes.

                                    BUSINESS

GENERAL

    The Company is one of the leading theatrical exhibition companies in North America, based on revenues. In the fiscal year ended April 2, 1998, the Company's revenues were $846,795,000. As of April 2, 1998, the Company operated 229 theatres with an aggregate of 2,442 screens located in 23 states, the District of Columbia, Portugal and Japan. Approximately 61% of the screens operated by the Company are located in California, Florida, Texas, Missouri and Arizona, and approximately 70% of the Company's domestic screens are located in areas among the 20 largest "Designated Market Areas" (television market areas as defined by Nielsen Media Research).

    The Company is an industry leader in the development and operation of "megaplex" and "multiplex" theatres, primarily in large metropolitan markets. Megaplexes are theatres with predominantly stadium-style seating (seating with an elevation between rows to provide unobstructed viewing) and other amenities to enhance the movie-going experience. Multiplexes are theatres generally without stadium-style seating. The Company believes that its strategy of developing megaplexes has prompted the current theatrical exhibition industry trend in the United States and Canada toward the development of larger theatre complexes. This trend has accelerated the obsolescence of many existing movie theatres, including certain multiplexes, by setting new standards for moviegoers, who have demonstrated their preference for the more attractive surroundings, wider variety of films, better customer services and more comfortable seating typical of megaplexes.

    In addition to providing a superior entertainment experience, megaplexes generally realize economies of scale by serving more patrons from common support facilities, thereby spreading costs over a higher revenue base. The Company's megaplexes have consistently ranked among its top grossing facilities on a per screen basis and are among the top grossing theatres in North America. During fiscal 1998, attendance per screen at the Company's domestic megaplexes (those opened at the beginning of the period) was 77,400 compared to 57,700 for the Company's domestic multiplexes. (During 1997, the last period for which data is available, the theatrical exhibition industry in the United States averaged approximately 45,000 patrons per screen). In addition, during fiscal 1998, average revenue per patron at such megaplexes was $6.83 compared to $6.18 for such multiplexes, and operating cash flow before rent of such megaplexes was 37.1% of total revenues of such theatres, whereas operating cash flow before rent of the Company's multiplexes was 33.8% of total revenues of such theatres. Operating cash flow before rent is an internal statistic used by the Company to measure theatre level cash flow. As of April 2, 1998, 987 screens, or 40.4%, of the Company's screens were located in megaplexes. The average number of screens per theatre operated by the Company as of April 2, 1998 was 10.7, compared to an average of 6.5 for the ten largest North American theatrical exhibition companies (based on number of screens) and 5.3 for all North American theatrical exhibition companies, based on the listing of exhibitors in the NATO 1997-98 Encyclopedia of Exhibition, as of May 1, 1997.

    The Company continually upgrades its theatre circuit by opening new theatres (primarily megaplexes), adding new screens to existing theatres and selectively closing or disposing of unprofitable multiplexes. Since April 1996, the Company has opened 41 new theatres with 878 screens, representing 36% of its current number of screens, and has added 44 screens to existing theatres. Of the 878 screens, 845 screens were located in an aggregate of 37 megaplexes. As of April 2, 1998, the Company had 13 megaplexes under construction with an aggregate of 283 screens.

    Revenues for the Company are generated primarily from box office admissions and theatre concessions sales, which accounted for 65% and 30%, respectively, of fiscal 1998 revenues. The balance of the

Company's revenues are generated primarily by the Company's on-screen advertising business, video games located in theatre lobbies and the rental of theatre auditoriums.

    The Company's predecessor was founded in Kansas City, Missouri in 1920 by the father of Mr. Stanley H. Durwood, the current Co-Chairman of the Board and Chief Executive Officer of the Company. Mr. Stanley H. Durwood owns 100% of the outstanding shares of the Company's Class B Stock and his children own 47.5% of the outstanding shares of Common Stock as of May 15, 1998 (31.5% after giving effect to the Offering), representing in the aggregate approximately 85.9% (79.7% after giving effect to the Offering) of the voting power of outstanding securities in matters other than the election of directors. Holders of Class B Stock are entitled to ten votes per share and as a class are presently entitled to elect 75% of the Company's Board. See "Principal and Selling Stockholders."

    As part of its succession planning and with the approval of Mr. Stanley H. Durwood, the Company's Board of Directors has recently appointed the Company's President and Chief Financial Officer, Mr. Peter C. Brown, as Co-Chairman. Mr. Brown will oversee all Company matters with Mr. Durwood.

STRATEGY

    The Company's strategy is to expand its theatre circuit primarily by developing new megaplexes in major markets in the United States and select international markets. New theatres will primarily be megaplexes which will also be equipped with SONY Dynamic Digital Sound-TM- (SDDS-TM-) and AMC LoveSeat-Registered Trademark- style seating (plush, high-backed seats with retractable armrests). Other amenities may include auditoriums with TORUS-TM-Compound Curved Screens and High Impact Theatre Systems-TM- (HITS-TM-), which enhance picture and sound quality, respectively.

    The Company's strategy of establishing megaplexes enhances attendance and concessions sales by enabling it to exhibit concurrently a variety of motion pictures attractive to different segments of the movie-going public. Megaplexes also allow the Company to match a particular motion picture's attendance patterns to the appropriate auditorium size (ranging from approximately 90 to 450 seats), thereby extending the run of a motion picture and providing superior theatre economics. The Company believes that megaplexes enhance its ability to license commercially popular motion pictures and to economically access prime real estate sites due to its desirability as an anchor tenant.

    The Company believes that the megaplex format has created a new replacement cycle for the industry. The new format raises moviegoers' expectations by providing superior viewing lines, comfort, picture and sound quality as well as increased choices of films and start times. The Company believes that consumers will increasingly choose theatres based on the quality of the movie-going experience rather than simply upon the location of the theatre. As a result, the Company believes that older, smaller theatres will become obsolete as the megaplex concept matures.

    The Company believes that significant market opportunities exist for development of modern megaplexes in select international markets. The theatrical exhibition business has become increasingly global and box office receipts from international markets exceed those of the U.S. market. In addition, the production and distribution of feature films and demand for American motion pictures is increasing in many countries. The Company believes that its experience in developing and operating megaplexes provides it with a significant advantage in developing megaplexes in international markets, and the Company intends to utilize this experience, as well as its existing relationships with domestic motion picture studios, to enter select international markets. The Company's strategy in these markets is to operate leased theatres. Presently, the Company's activities in international markets are directed toward Japan, Portugal, Spain, China (Hong Kong) and Canada, which the Company believes are under screened.

    The costs of constructing new theatres are funded by the Company through internally generated cash flow or borrowed funds. The Company generally leases its theatres pursuant to long-term non-cancelable operating leases which require the developer, who owns the property, to reimburse the Company for a portion of the construction costs. However, the Company may decide to own the real estate assets of new theatres and, following construction, sell and leaseback the real estate assets pursuant to long-term non-cancelable operating leases. Historically, the Company has owned and paid for the equipment necessary to fixture a theatre; however, it is considering other methods of providing for its equipment needs, including operating leases. Recently, the Company has engaged in the Sale and Leaseback Transaction with EPT, a real estate investment trust, through which the Company has sold to and leased back from EPT 13 megaplexes, and granted an option to purchase and lease back one additional megaplex scheduled to open by September 1998. The Company also has granted EPT, for a period of five years subsequent to November 1997, a right of first refusal and first offer to purchase and lease back to the Company any other megaplex theatre owned or ground leased by the Company or its subsidiaries, exercisable upon the Company's intended disposition of such property.

    The Company intends to consider partnerships or joint ventures, where appropriate, to share risk and leverage resources. Such ventures may include interests in projects that include restaurant, retail and other concepts. The Company has formed a joint venture with Planet Hollywood that will develop, own and operate megaplexes under the brand name PLANET MOVIES BY AMC-TM-. Each megaplex facility will feature an entertainment center that will include restaurants, as well as refreshment and merchandise kiosks. The first PLANET MOVIES BY AMC-TM- megaplex is projected to open in the first half of calendar year 1999 near Columbus, Ohio and will consist of a 30 screen megaplex theatre, a PLANET HOLLYWOOD-REGISTERED TRADEMARK- restaurant and OFFICIAL ALL STAR CAFE-REGISTERED TRADEMARK-, each with its own integrated merchandise store, and various refreshment kiosks. Although the Company anticipates that the joint venture will develop and operate additional units, no minimum number of units has been agreed upon and the development of additional sites will require the approval of both parties to the joint venture.

    Through AMC Realty, Inc., the Company plans to enhance the operating performance of its megaplexes by facilitating the addition of complementary entertainment properties adjacent to such megaplexes. AMC Realty, Inc.'s subsidiary, Centertainment, Inc., presently is involved in the pre-development of several retail/entertainment projects, including a project in downtown Kansas City, Missouri known as the "Power and Light District."

    The Company continually monitors the performance of its theatres and has improved the profitability of certain of its older theatres by converting them to "dollar houses," which display second-run movies and charge lower admission prices (ranging from $1.00 to $1.75). It operated 7 such theatres with 40 screens as of April 2, 1998 (1.6% of the Company's total screens). Other strategies for underperforming theatres include selling them to discount operators and closing them. Divestiture strategies for theatres with longer leases include selling them to other exhibitors, closing them or converting such theatres to other uses and subleasing them.

THEATRE CIRCUIT

    The following table sets forth information concerning additions and dispositions of theatres and screens during, and the number of theatres and screens operated as of the end of, the last five fiscal years. The Company adds and disposes of theatres based on industry conditions and its business strategy.

                          CHANGES IN THEATRES OPERATED

                                               ADDITIONS                      DISPOSITIONS                   TOTAL OPERATED
                                      ----------------------------  --------------------------------  ----------------------------
                                         NUMBER OF      NUMBER OF      NUMBER OF        NUMBER OF        NUMBER OF      NUMBER OF
            PERIOD ENDED                 THEATRES        SCREENS       THEATRES          SCREENS         THEATRES        SCREENS
------------------------------------  ---------------  -----------  ---------------  ---------------  ---------------  -----------
March 31, 1994......................             2             15              9               29              236          1,603
March 30, 1995......................             3             53              7               26              232          1,630
March 28, 1996......................             7            150             13               61              226          1,719
April 3, 1997.......................            17            314             15               76              228          1,957
April 2, 1998.......................            24            608             23              123              229          2,442
                                                --                            --
                                                            -----                             ---
    Total...........................            53          1,140             67              315
                                                --                            --
                                                --                            --
                                                            -----                             ---
                                                            -----                             ---

    As of April 2, 1998, the Company operated 44 megaplex theatres having an aggregate of 987 screens, representing 40.4% of its screens. The following table provides greater detail with respect to the Company's theatre circuit as of such date.

                                                                                                              THEATRES
                                                                          TOTAL         TOTAL      ------------------------------
DOMESTIC                                                                 SCREENS      THEATRES       MULTIPLEX       MEGAPLEX
---------------------------------------------------------------------  -----------  -------------  -------------  ---------------
California...........................................................         425            36             28               8
Florida..............................................................         398            39             34               5
Texas................................................................         370            27             19               8
Missouri.............................................................         151            14             11               3
Arizona..............................................................         146            14             10               4
Georgia..............................................................         116             9              6               3
Michigan.............................................................         106            17             17              --
Pennsylvania.........................................................         103            14             14              --
Colorado.............................................................         102             9              6               3
Ohio.................................................................          62             5              4               1
Illinois.............................................................          60             2             --               2
Virginia.............................................................          58             7              7              --
Kansas...............................................................          56             3              1               2
New Jersey...........................................................          46             7              7              --
Maryland.............................................................          42             5              5              --
Oklahoma.............................................................          42             4              3               1
Nebraska.............................................................          24             1             --               1
North Carolina.......................................................          22             1             --               1
Louisiana............................................................          20             3              3              --
Washington...........................................................          20             3              3              --
New York.............................................................          16             2              2              --
Massachusetts........................................................          10             2              2              --
District of Columbia.................................................           9             1              1              --
Delaware.............................................................           5             2              2              --
                                                                                                                            --
                                                                            -----           ---            ---
    Total Domestic...................................................       2,409           227            185              42
                                                                                                                            --
                                                                            -----           ---            ---

INTERNATIONAL
---------------------------------------------------------------------
Portugal.............................................................          20             1             --               1
Japan................................................................          13             1             --               1
                                                                                                                            --
                                                                            -----           ---            ---
    Total International..............................................          33             2             --               2
                                                                                                                            --
                                                                            -----           ---            ---
Total Theatre Circuit................................................       2,442           229            185              44
                                                                                                                            --
                                                                                                                            --
                                                                            -----           ---            ---
                                                                            -----           ---            ---

    Of the Company's 229 theatres and 2,442 screens operated as of April 2, 1998, American Multi-Cinema, Inc. was the owner or lessee of 224 theatres with 2,394 screens, and AMC Entertainment International, Inc. leased one theatre with 13 screens and its subsidiary, Actividades Multi-Cinemas E Espectaculos, LDA, leased one theatre with 20 screens. American Multi-Cinema, Inc. also operated three theatres with 15 screens owned by a third party.

    Of the 229 theatres operated by the Company as of April 2, 1998, 8 theatres with 62 screens were owned, 11 theatres with 101 screens were leased pursuant to ground leases, 207 theatres with 2,264 screens were leased pursuant to building leases and three theatres with 15 screens were managed. The Company's leases generally have terms ranging from 13 to 25 years, with options to extend the lease for up to 20 additional years. The leases typically require escalating minimum annual rent payments and additional rent payments based on a percentage of the leased theatre's revenue above a base amount and require the Company to pay for property taxes, maintenance, insurance and certain other property-related expenses.

    In some cases, the Company's rights as tenant are subject and subordinate to the mortgage loans of lenders to its lessors, so that if a mortgage were to be foreclosed, the Company could lose its lease. Historically, this has never occurred.

    The majority of the concessions, projection, seating and other equipment required for each of the Company's theatres is owned.

    The Company leases its corporate headquarters, located in Kansas City, Missouri. Division and film licensing offices are leased in Los Angeles, California; Clearwater, Florida; Voorhees, New Jersey (Philadelphia); and Woodland Hills, California.

THEATRE DEVELOPMENT

    New theatre sites are typically selected on the basis of retail concentration, access to surface transportation and demographic trends identified by reference to census figures and other statistical sources. The Company has a real estate function to identify potential sites, develop the economic profile of the sites and present the concepts to senior management. The Company obtains some sites through several large real estate developers of regional and strip malls with which it has developed proven working relationships.

    When approved by senior management, the real estate representatives negotiate lease or purchase terms and, once finalized, then turn the project over to the construction department for construction management. The Company typically targets for development areas, such as specialty shopping or entertainment centers and retail space in or near suburban malls.

FILM LICENSING

    The Company predominantly licenses "first-run" motion pictures from distributors owned by major film production companies and from independent distributors that generally distribute films for smaller production companies. Films are licensed on a film-by-film and theatre-by-theatre basis. The Company obtains these licenses either by negotiations directly with, or by submitting bids to, distributors. Negotiations with distributors are based on several factors, including theatre location, competition, season of the year and motion picture content. Rental fees are paid by the Company under a negotiated license and are made on either a "firm terms" basis, where final terms are negotiated at the time of licensing, or are adjusted subsequent to the exhibition of a motion picture in a process known as "settlement." Firm term fee arrangements generally are more favorable to the distributor than settlement fee arrangements with respect to the percentage of admissions revenue ultimately paid to license a motion picture. When motion pictures are licensed through a bidding process, the distributor decides whether to accept bids on a previewed basis or a non-previewed ("blind-bid") basis, subject to certain state law requirements.

In most cases, the Company licenses its motion pictures on a previewed basis. When a film is bid on a previewed basis, exhibitors are permitted to review the film before bidding, whereas they are not permitted to do so when films are licensed on a non-previewed or "blind-bid" basis.

    Film distributors typically establish geographic film licensing zones and allocate available film to one theatre within that zone. Film zones generally encompass a radius of three to five miles in metropolitan and suburban markets, depending primarily upon population density. In film zones where the Company is the sole exhibitor, the Company obtains film licenses by selecting a film from among those offered and negotiating directly with the distributor. In film zones where there is competition, a distributor will either require the exhibitors in the zone to bid for a film or will allocate its films among the exhibitors in the zone. When films are allocated, a distributor will choose which exhibitor is offered a film and then that exhibitor will negotiate film rental terms directly with the distributor for the film. Allocation of films among exhibitors may differ from film to film. In the past few years, bidding has been used less frequently by the industry. Presently, the Company licenses substantially all of its films on a negotiated basis.

    Licenses entered into through both negotiated and bid processes typically state that rental fees shall be based on the higher of a gross receipts formula or a theatre admissions revenue sharing formula. Under a gross receipts formula, the distributor receives a specified percentage of box office receipts, with the percentages declining over the term of the run. First-run motion picture rental fees are generally the greater of (i) 70% of box office admissions, gradually declining to as low as 30% over a period of four to seven weeks, and (ii) a specified percentage (i.e., 90%) of the excess of box office receipts over a negotiated allowance for theatre expenses (commonly known as a "90/10" clause). Second-run motion picture rental fees typically begin at 35% of box office admissions and often decline to 30% after the first week. The Company may pay non-refundable guarantees of film rentals or make advance payments of film rentals, or both, in order to obtain a license in a negotiated or bid process, subject, in some cases, to a per capita minimum license fee.

    The Company licenses films through film buyers who enable the Company to capitalize on local trends and to take into account actions of local competitors in the Company's negotiation and bidding strategies. Criteria considered in licensing each motion picture include cast, director, plot, performance of similar motion pictures, estimated motion picture rental costs and expected rating by the Motion Pictures Association of America (the "MPAA"). Successful licensing depends greatly upon knowledge of the tastes of the residents in markets served by each theatre and insight into the trends in those tastes, as well as the availability of commercially popular motion pictures. The Company at no time licenses any one motion picture for all of its theatres.

    The Company's business is dependent upon the availability of marketable motion pictures. There are several distributors which provide a substantial portion of quality first-run motion pictures to the exhibition industry. These include Buena Vista Pictures (Disney), Warner Bros. Distribution, SONY Pictures Releasing (Columbia Pictures and Tri-Star Pictures), Twentieth Century Fox, Universal Film Exchanges, Inc. and Paramount Pictures. There are numerous other distributors and no single distributor dominates the market. From year to year, the Company's revenues attributable to individual distributors may vary significantly depending upon the commercial success of each distributor's motion pictures in any given year. In fiscal 1998, no single distributor accounted for more than 13% of the motion pictures licensed by the Company or for more than 21% of the Company's box office admissions. Poor relationships with distributors, poor performance of motion pictures or disruption in the production of motion pictures by the major studios and/or independent producers may have an adverse effect upon the business of the Company. Some of the major distributors have announced their intention to reduce production of films.

    During the period from January 1, 1990 to December 31, 1996, the annual number of first-run motion pictures released by distributors in the United States ranged from a low of 370 in 1995 to a high of 440 in 1993, according to the MPAA. If a motion picture still has substantial potential following its first-run, the Company may license it for a "sub-run." Although average daily sub-run attendance is often less than average daily first-run attendance, sub-run film rentals are also generally lower than first-run film rentals. Sub-runs enable the Company to exhibit a variety of motion pictures during periods in which there are few new film releases.

MARKETING

    The Company relies primarily upon advertisements and movie schedules published in newspapers to inform its patrons of motion picture titles and show times. Radio, television and full-page newspaper advertisements are used on a regular basis to promote new releases and special events. These expenses are generally paid for by the distributors; however, the Company occasionally shares the expense of such advertisements. The Company pays for newspaper "stack" advertisements which display information on motion pictures at the Company's theatres within a geographic area. The Company also exhibits "Now Playing" and "Coming Soon" spots to promote motion pictures currently playing on the Company's screens or motion pictures not yet released. The Company has the MovieWatcher-Registered Trademark- program whereby moviegoers earn points for each movie attended and periodically earn discount concession coupons and passes for movies. The Company believes this frequent moviegoer program enhances customer loyalty.

THEATRE MANAGEMENT AND OPERATIONS

    The Company uses a decentralized structure to operate its business on a day-to-day basis. Each location is viewed as a discrete profit center and a portion of management's compensation at each theatre is linked to the operating results of each unit. All theatre level personnel complete formal training programs to maximize both customer service and the efficiency of the Company's operations. Theatre management additionally attends a two-week training academy focusing on operations administration and marketing during their first 12 to 24 months with the Company.

    Theatre staffing varies depending on the size and configuration of the theatre and levels of attendance. For example, a typical ten-screen movie theatre may have 60 employees and five managers, while a 24-screen megaplex may have as many as 150 employees and up to 12 managers. The Company is committed to developing the strongest possible management teams and seeks college graduates for career management positions.

    Three division offices, each headed by a Senior Vice President of AMC, supervise theatre operations and personnel within their respective regions. The division Senior Vice Presidents are also responsible within their markets for marketing, facilities, maintenance and profit center auditing. The division offices are located in Los Angeles, California; Clearwater, Florida; and Voorhees, New Jersey (Philadelphia).

    Policy development, strategic planning, real estate development, facilities design, construction management, finance and accounting for the Company are managed at the Company's corporate office located in Kansas City, Missouri. Additionally, the corporate office provides support to both the division offices and individual theatres regarding management information systems, administration, employee benefits and operations services. All film licensing activity occurs in Woodland Hills, California, utilizing a structure that facilitates interaction between theatre managers, division managers and film buyers.

CONCESSIONS

    Concessions sales are the second largest source of revenue for the Company after box office admissions. Concessions items include popcorn, soft drinks, candy and other products. The Company's strategy emphasizes prominent and appealing concessions counters designed for rapid service and efficiency.

    The Company's primary concessions products are various sizes of popcorn, soft drinks, candy and hot dogs, all of which the Company sells at each of its theatres. However, different varieties of candy and soft drinks are offered at theatres based on preferences in that particular geographic region. The Company has also implemented "combo-meals" for children which offer a pre-selected assortment of concessions products.

    Newer megaplex theatres are designed to have more concessions service capacity per seat than multiplex theatres and typically have three concessions stands, with each stand having multiple service stations to make it easier to serve larger numbers of customers. In addition, the primary concessions stand in such theatres generally features the "pass-through" concept, which provides a staging area behind the concessions equipment to prepare concessions products. This permits the concessionist serving patrons to simply sell concessions items instead of also preparing them, thus providing more rapid service to customers. Strategic placement of large concessions stands within theatres heightens their visibility, aids in reducing the length of concessions lines and improves traffic flow around the concessions stands.

    The Company negotiates prices for its concessions supplies directly with concessions vendors on a national or regional basis to obtain high volume discounts or bulk rates.

MANAGEMENT INFORMATION SYSTEMS

    The Company has a point of sale ("POS") management information system to further enhance its ability to maximize revenues, control costs and efficiently manage the Company's theatre circuit. The POS information system provides corporate management with a detailed daily admissions and concessions revenue report by the start of business the following morning. This information allows management to make adjustments to movie schedules, prolong runs or increase the number of screens on which successful movies are being played and substitute films when gross receipts cease to meet expected goals. Seating and box office information is available to box office personnel, making it possible for theatre management to avoid overselling a particular film and providing faster and more accurate response to customer inquiries regarding showings and available seating.

THEATRICAL EXHIBITION INDUSTRY OVERVIEW

    Motion picture theatres are the primary initial distribution channel for new motion picture releases and the Company believes that the theatrical success of a motion picture is often the most important factor in establishing its value in the cable television, videocassette and other ancillary markets. The Company further believes that the emergence of new motion picture distribution channels has not adversely affected attendance at theatres and that these distribution channels do not provide an experience comparable to that of viewing a movie in a theatre. The Company believes that the public will continue to recognize the advantages of viewing a movie on a large screen with superior audio and visual quality, while enjoying a variety of concessions and sharing the experience with a larger audience.

    Annual domestic theatre attendance has averaged approximately one billion persons since the early 1960s. In 1997, estimated domestic attendance was 1.4 billion. Fluctuations and variances in year-to-year attendance are primarily related to the overall popularity and supply of motion pictures.

    The theatrical exhibition industry in North America is comprised of over 400 exhibitors, approximately 250 of which operate four or more screens. Based on the May 1, 1997 listing of exhibitors in the

NATO 1997-98 Encyclopedia of Exhibition, the ten largest exhibitors (in terms of number of screens) are believed to operate approximately 60% of the total screens, with no one exhibitor operating more than 11% of the total screens.

    The following table represents the results of a survey by NATO for 1992 through 1996, outlining the historical trends in U.S. theatre attendance, average ticket prices and box office sales, and information obtained from the MPAA on attendance and box office revenues for 1997.

                                                                                                 U.S. BOX
                                                                                                  OFFICE
                                                                                    AVERAGE       SALES
                                                                    ATTENDANCE      TICKET         (IN
YEAR                                                               (IN MILLIONS)     PRICE      MILLIONS)
-----------------------------------------------------------------  -------------  -----------  ------------
1992.............................................................        1,173     $    4.15    $    4,871
1993.............................................................        1,244     $    4.14    $    5,154
1994.............................................................        1,292     $    4.18    $    5,396
1995.............................................................        1,263     $    4.35    $    5,493
1996.............................................................        1,339     $    4.41    $    5,911
1997.............................................................        1,388     $    4.59    $    6,366

COMPETITION

    The Company competes against both local and national exhibitors, some of which may have substantially greater financial resources than the Company. There are over 400 companies competing in the domestic theatrical exhibition industry. Industry participants vary substantially in size, from small independent operators to large international chains. Recently, four of the industry's largest companies have announced proposed mergers. The Company has not determined how these mergers will affect competition.

    The Company's theatres are subject to varying degrees of competition in the geographic areas in which they operate. Competition is often intense with respect to licensing motion pictures, attracting patrons and finding new theatre sites. Theatres operated by national and regional circuits and by smaller independent exhibitors compete aggressively with the Company's theatres. The competition for patrons is dependent upon factors such as the availability of popular motion pictures, the location and number of theatres and screens in a market, the comfort and quality of the theatres and pricing.

    The Company believes that the principal competitive factors with respect to film licensing include licensing terms, seating capacity and location and condition of an exhibitor's theatres. The Company expects that in the long term the addition of new megaplexes will help it obtain more favorable allocation of film product and other licensing terms from distributors than its competitors. However, the earnings of new megaplexes initially may be negatively impacted because of competition from existing theatres that have established relationships with distributors. As with other exhibitors, the Company's smaller multiplexes are subject to deteriorating financial performance and to being rendered obsolete through the introduction of new, competing megaplexes by the Company and other exhibitors.

    The theatrical exhibition industry also faces competition from other distribution channels for filmed entertainment, such as cable television, pay per view and home video systems, as well as from all other forms of entertainment.

REGULATORY ENVIRONMENT

    The distribution of motion pictures is in large part regulated by federal and state antitrust laws and has been the subject of numerous antitrust cases. The consent decrees resulting from one of those cases, to which the Company was not a party, have a material impact on the industry and the Company. Those consent decrees bind certain major motion picture distributors and require the motion pictures of such distributors to be offered and licensed to exhibitors, including the Company, on a film-by-film and theatre-by-theatre basis. Consequently, the Company cannot assure itself of a supply of motion pictures by entering into long-term arrangements with major distributors, but must compete for its licenses on a film-by-film and theatre-by-theatre basis.

    Bids for new motion picture releases are made, at the discretion of the distributor (subject to state law requirements), either on a previewed basis or blind-bid basis. Certain states have enacted laws regulating the practice of blind-bidding. Management believes that it may be able to make better business decisions with respect to film licensing if it is able to preview motion pictures prior to bidding for them, and accordingly believes that it may be less able to capitalize on its expertise in those states which do not regulate blind-bidding.

    The Company must comply with Title III of the ADA to the extent that its properties are "public accommodations" and/or "commercial facilities" as defined by the ADA. Compliance with the ADA requires that public accommodations "reasonably accommodate" individuals with disabilities and that new construction or alterations made to "commercial facilities" conform to accessibility guidelines unless "structurally impracticable" for new construction or technically infeasible for alterations. Noncompliance with the ADA could result in the imposition of injunctive relief, fines, an award of damages to private litigants or additional capital expenditures to remedy such noncompliance. In separate matters, one of the Company's megaplexes is the subject of a private civil action seeking to enjoin alleged violations of the ADA and two megaplexes are the subject of a Department of Justice investigation of private complaints. The Company believes that its theatres substantially comply with all present requirements under the ADA and applicable state laws.

    As the Company expands internationally, it becomes subject to regulation by foreign governments. There are significant differences between the theatrical exhibition industry regulatory environment in the United States and in international markets. Regulatory barriers affecting such matters as the size of theatres, the issuance of licenses and the ownership of land may restrict market entry. Vertical integration of production and exhibition companies in international markets may also have an adverse effect on the Company's ability to license motion pictures for international exhibition. The Company's international operations also face the additional risks of fluctuating currency values. The Company does not hedge against currency risks. Quota systems used by some countries to protect their domestic film industry may adversely affect revenues from theatres that the Company develops in such markets. Such differences in industry structure and regulatory and trade practices may adversely affect the Company's ability to expand internationally or to operate at a profit following such expansion.

EMPLOYEES

    As of April 2, 1998, the Company had approximately 1,700 full-time and 11,000 part-time employees. Approximately 19% of the part-time employees were minors paid the minimum wage.

    Fewer than one percent of the Company's employees, consisting primarily of motion picture projectionists, are represented by a union, the International Alliance of Theatrical Stagehand Employees and Motion Picture Machine Operators. The Company believes that its relationship with this union is satisfactory.

    As an employer covered by the ADA, the Company must make reasonable accommodations to the limitations of employees and qualified applicants with disabilities, provided that such reasonable accommodations do not pose an undue hardship on the operation of the Company's business. In addition, many of the Company's employees are covered by various government employment regulations, including minimum wage, overtime and working conditions regulations.

                       PRINCIPAL AND SELLING STOCKHOLDERS

    The following table sets forth certain information regarding the beneficial ownership of the Company's capital stock as of May 15, 1998, by: (i) each person known by the Company to own beneficially 5% or more of the outstanding shares of any class of its capital stock; (ii) each director of the Company; (iii) each of the Company's five most highly compensated executive officers; (iv) all directors and executive officers as a group; and (v) the Selling Stockholders. Except as indicated in the footnotes to this table, the Company believes that the persons and entities named in the table have sole voting and investment power with respect to all shares of stock shown as beneficially owned by them, subject to community property laws where applicable.

                                                                                    SHARES
                                                                                     BEING
                                                                                    OFFERED
                                                                                  -----------
                                                    SHARES BENEFICIALLY                            SHARES BENEFICIALLY OWNED
                                                OWNED PRIOR TO THE OFFERING                            AFTER THE OFFERING
                                               ------------------------------                      --------------------------
                                                                     PERCENT                                         PERCENT
                                                                        OF                                              OF
NAME                                               NUMBER             CLASS                           NUMBER          CLASS
---------------------------------------------  --------------        --------                      -------------     --------
CLASS B STOCK
  Stanley H. Durwood*........................       5,015,657(1)     100.0%           --               4,515,657(5)  100.0%
COMMON STOCK
  Carol D. Journagan*........................       1,461,203(1)       7.9           500,000             961,203       5.1
  Edward D. Durwood*                                1,461,203(1)(2)    7.9           633,332             827,869       4.4
  Thomas A. Durwood*.........................       1,461,203(1)(3)    7.9           416,667           1,044,537       5.5
  Elissa D. Grodin*..........................       1,461,203(1)       7.9           416,667           1,044,537       5.5
  Brian H. Durwood*..........................       1,461,203(1)       7.9           416,667           1,044,537       5.5
  Peter J. Durwood*..........................       1,461,203(1)       7.9           416,667           1,044,537       5.5
  EnTrust Capital Inc........................       1,397,776(6)       7.6                             1,397,776       7.4
  Stanley H. Durwood*........................         152,750(1)(4)     **           500,000(1)(5)       152,750(4)     **
  Peter C. Brown.............................         224,000(4)       1.2            --                 224,000(4)    1.2
  Philip M. Singleton........................         148,600(4)        **            --                 148,600(4)     **
  Richard T. Walsh...........................          29,550(4)        **            --                  29,550(4)     **
  Richard M. Fay.............................           1,125(4)        **            --                   1,125(4)     **
  William T. Grant II........................           1,500           **            --                   1,500        **
  John P. Mascotte...........................           2,000           **            --                   2,000        **
  Paul E. Vardeman...........................             300           **            --                     300        **
  All Directors and Executive Officers as a
    Group....................................         609,868          3.2            --                 609,868       3.2

--------------

*   Selling Stockholder

**  Less than 1%

(1) Mrs. Carol D. Journagan, Mr. Edward D. Durwood, Mr. Thomas A. Durwood, Mrs. Elissa D. Grodin, Mr. Brian H. Durwood and Mr. Peter J. Durwood are the children of Mr. Stanley H. Durwood, the Co-Chairman of the Board and Chief Executive Officer of the Company. Mr. Stanley H. Durwood and his children (collectively, the "Selling Stockholders") formerly held their stock in the Company through a holding company, Durwood, Inc., and acquired the shares being sold in the offering on August 15, 1997 pursuant to the Merger of the Company and Durwood, Inc. As a condition to the Merger, the Selling Stockholders entered into a Stock Agreement and a Registration Agreement with the Company, each dated August 15, 1997, in which they agreed to offer an aggregate of at least 3,000,000 shares of Common Stock in a registered secondary offering between February 15 and August 15, 1998. Of these 3,000,000 shares, Mr. Stanley H. Durwood has agreed to offer 500,000 shares, which will be obtained by converting 500,000 shares of Class B Stock. Consummation of the Merger and the registered secondary offering were conditions of a settlement of a stockholders' derivative suit in which Mr. Stanley H. Durwood and his son, Mr. Edward D. Durwood, who is also a Selling Stockholder, were defendants.

   Pursuant to the terms of an Escrow Agreement among the Selling Stockholders and Mercantile Bank of Kansas City (the "Escrow Agreement"), the Selling Stockholders have deposited 3,000,000 shares of stock with the Escrow Agent. A majority of the individual parties may cause shares held in the escrow to be delivered to the Underwriters in the Offering. As a result, each of the parties to the Escrow Agreement may be deemed to share investment power over the shares held in escrow, although each has disclaimed beneficial ownership of the shares held in escrow owned of record by the other Selling Stockholders.

   Mr. Stanley H. Durwood beneficially owns 150 shares of the Company's Common
    Stock (not including 100 shares owned by his wife, Mrs. Mary Pamela Durwood) and options that are presently exercisable to acquire 152,500 shares of the Company's Common Stock, over which he has sole voting and investment power, which constitute less than 1% of the outstanding shares of such class. Mr. Stanley H. Durwood also beneficially owns 5,015,657 shares of the Company's Class B Stock, which constitute 100% of the outstanding shares of such class. Mr. Stanley H. Durwood has sole voting power over all of these shares of the Company's Class B Stock and sole investment power over 4,515,657 of these shares. The Company's Class B Stock and Common Stock presently beneficially owned by Mr. Stanley H. Durwood represent 73.1% of the voting power of the Company's stock (70.3% after giving effect to the Offering) other than in the election of directors. Were all the shares of the Company's Class B Stock converted into Common Stock, there would be approximately 23,469,091 shares of Common Stock outstanding, of which Mr. Stanley H. Durwood would beneficially own 5,015,807 shares (assuming such conversion and disregarding the exercise of his outstanding options) (4,515,807 shares after giving effect to the Offering), or 21.4% (19.2% after giving effect to the Offering) of the outstanding number of shares of Common Stock.

   The Company's Class B Stock beneficially owned by Mr. Stanley H. Durwood is held under his Revocable Trust Agreement dated April 14, 1989, as amended, and the 1992 Durwood, Inc. Voting Trust dated December 12, 1992 (the "Voting Trust"). The Voting Trust is the record owner of the shares reported as beneficially owned, and Mr. Stanley H. Durwood is the settlor and sole acting trustee of both trusts. The named successor trustees are Mr. Charles
    J. Egan, Jr., a Director of the Company, and Mr. Raymond F. Beagle, Jr., the Company's general counsel. Under the terms of his Voting Trust, Mr. Stanley
    H. Durwood has all voting powers with respect to shares held therein during his lifetime. Thereafter, all voting rights with respect to such shares vest in his successor trustees and any additional trustees whom they might appoint, who shall exercise such rights by majority vote. Unless revoked by Mr. Stanley H. Durwood or otherwise terminated or extended in accordance with its terms, the Voting Trust will terminate in 2030.

   Mr. Stanley H. Durwood has agreed with his children that if the price per share to the public of the 2.5 million shares of Common Stock proposed to be sold by the children in the Offering is less than $18, Mr. Stanley H. Durwood will pay his children the difference between such sale price and $18 (net of applicable underwriting commissions) with respect to 2.5 million shares, up to $20 million in aggregate amount, in shares of Common Stock, as an adjustment to the original allocation of shares to be received by the Durwood children in the Merger. Mr. Stanley H. Durwood's holdings will diminish and his children's holdings will increase if his children acquire additional shares under such share adjustment. However, based on the number of shares of Common Stock and Class B Stock outstanding as of May 15, 1998, such adjustment should not result in Mr. Stanley H. Durwood owning shares with less than 50% of the combined voting power of the outstanding Company stock unless the market value of the Common Stock at the time of the offering is less than $8.40. Mr. Stanley H. Durwood's voting control also will be diluted if he is obligated to dispose of shares to honor tax and other indemnity obligations made by him and the Company in connection with the

    Merger and other related transactions, or if additional shares of Common Stock are issued under the Company's existing employee benefit plans.

   For a period ending on August 15, 2000, Mr. Stanley H. Durwood's children have agreed to give an irrevocable proxy to the Secretary and each Assistant Secretary of the Company to vote their shares of Common Stock in the election of directors for each candidate in the same proportionate manner as the aggregate votes cast in such elections by other holders of Common Stock not affiliated with the Company.

(2) Until October 5, 1995, Mr. Edward D. Durwood served as Vice-Chairman of the Board, President and a Director of the Company.

(3) Mr. Thomas A. Durwood directly owns 1,315,083 shares of the Common Stock and indirectly owns 146,120 shares of Common Stock through The Thomas A. and Barbara F. Durwood Family Investment Partnership, a California limited partnership. Each of Mr. Thomas A. Durwood and his wife serve as trustees of The Thomas A. Durwood and Barbara F. Durwood Family Trust, which is the general partner of this partnership.

(4) Includes shares subject to presently exercisable options to purchase Common Stock under the Company's 1983 and 1984 Stock Option Plans and the 1994 Stock Option and Incentive Plan, as follows: Mr. Stanley H. Durwood--152,500 shares; Mr. Peter C. Brown--224,000 shares; Mr. Philip M. Singleton--133,600 shares; Mr. Richard T. Walsh--29,500 shares; Mr. Richard M. Fay--1,125 shares; and all Executive Officers as a group--589,850 shares.

(5) After giving effect to the conversion of 500,000 shares of Class B Stock in connection with the Offering.

(6) As reported in its Schedule 13G dated January 31, 1998. Of these shares, EnTrust Capital, Inc. reports that it has shared voting power with respect to 923,586 shares and shares dispositive power with respect to 1,397,776 shares.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

    The Company's authorized capital stock consists of 45,000,000 shares of Common Stock, par value 66 2/3 CENTS per share, of which 18,453,434 shares were outstanding as of May 15, 1998, 30,000,000 shares of Class B Stock of which 5,015,657 shares were outstanding as of May 15, 1998 and 10,000,000 shares of Preferred Stock, par value 66 2/3 CENTS per share, none of which were issued and outstanding as of May 15, 1998.

COMMON STOCK AND CLASS B STOCK

    VOTING RIGHTS. The holders of Common Stock are entitled to one vote per share and, except for the election of directors, vote together as a single class with the Class B Stock, subject to the right to vote as a separate class as required by law and on certain charter amendments affecting the number of authorized shares of Common Stock or the par value or relative powers, preferences or special rights thereof.

    The holders of Class B Stock are entitled to ten votes per share and, except for the election of directors, vote together with the Common Stock as a single class, subject to the right to vote as a separate class as required by law and on certain charter amendments affecting the number of authorized shares of Class B Stock or the par value or relative powers, preferences or special rights thereof.

    Holders of Common Stock, voting separately as a class, with each share having one vote for such purpose, generally have the right to elect 25% of the Board. So long as any shares of Class B Stock remain outstanding, holders of Class B Stock, voting separately as a single class, with each share of Class B Stock having one vote for such purpose, generally have the right to elect 75% of the Board. If the total number of shares of Class B Stock outstanding becomes less than 12 1/2% of the aggregate number of shares of Common Stock and Class B Stock outstanding, then so long as shares of Common Stock are listed on either the American Stock Exchange, The New York Stock Exchange or The Nasdaq National Market, 75% of the Board otherwise elected by holders of Class B Stock will be elected by holders of Common Stock and Class B Stock voting together as a single class, with each share of Common Stock having one vote per share and each share of Class B Stock having ten votes per share. In the event that no shares of Class B Stock remain outstanding, the holders of Common Stock may elect all of the Board, with each share having one vote for such purpose. Holders of Common Stock and Class B Stock do not have cumulative voting rights in elections of directors. Accordingly, the holder(s) of the Company's capital stock representing more than 50% of the votes of each class for the election of directors are capable of electing 100% of the directors to be elected by such class.

    Except as noted above, the Common Stock and Class B Stock vote as one class, with each share of Common Stock having one vote per share and each share of Class B Stock having ten votes per share. As a result of his holdings of Class B Stock, Mr. Stanley H. Durwood controls the Company and has sufficient voting power to authorize the issuance of additional shares of Common Stock and/ or Class B Stock or the creation of senior classes of stock or to effect a merger, sale of assets, "going private" or other corporate transaction.

    CONVERSION RIGHTS. Each holder of Class B Stock is entitled to convert all or any portion of such holder's shares of Class B Stock into the same number of shares of Common Stock. Upon approval of the holders of a majority of the outstanding shares of Class B Stock, a pro rata percentage of shares of Class B Stock of each holder of record will be automatically converted into the same number of shares of Common Stock. The Company's Certificate of Incorporation requires the Company to reserve and keep available a sufficient number of authorized but unissued shares of Common Stock to permit conversion of all outstanding shares of Class B Stock.

    PREEMPTIVE RIGHTS. Holders of Common Stock and Class B Stock have no preemptive rights.

    DIVIDEND AND LIQUIDATION RIGHTS. Holders of Common Stock and Class B Stock are entitled to receive, pro rata per share, such dividends as the Board may from time to time declare out of funds legally available for the payment of dividends, subject to the prior rights of holders of any then outstanding preferred stock. Upon any liquidation, dissolution or winding-up of the Company, holders of Common Stock and Class B Stock are entitled to receive, pro rata per share, any remaining assets of the Company available for distribution to stockholders, subject to the prior rights of holders of any then outstanding preferred stock.

    CERTAIN STOCK TRANSACTIONS. No stock dividend, stock split, subscription right, combination, subdivision or exchange may be paid or issued by the Company to holders of Common Stock or Class B Stock except in shares of (or a right to subscribe to shares of) the same class and only if such action is taken at the same time with respect to the other class so that the number of shares of each class outstanding (or subject to a subscription right) is increased or decreased in like proportion. The Company may not merge or consolidate unless the terms and conditions of the merger or consolidation provide that holders of Common Stock and Class B Stock then outstanding receive, pro rata per share, consideration of equal value.

    CERTAIN ANTI-TAKEOVER PROVISIONS. Certain provisions of the Company's Certificate of Incorporation, Bylaws and the Delaware General Corporation Law may have the effect of discouraging unilateral tender offers or other attempts to takeover and acquire the Company, thereby possibly limiting the opportunity for the Company's stockholders to sell their shares at a premium over then prevailing market prices. Certain of these provisions that may have an anti-takeover effect are as follows:

    BLANK CHECK PREFERRED AND UNISSUED COMMON STOCK AND CLASS B STOCK. The Company's Certificate of Incorporation authorizes the issuance of 45,000,000 shares of Common Stock, 30,000,000 shares of Class B Stock and 10,000,000 shares of Preferred Stock. An effect of the existence of unissued stock may be to enable the Board of Directors to render more difficult or discourage a transaction to obtain control of the Company. This might occur were the Board to cause shares to be issued in transactions that might make a takeover transaction more costly to complete, as by diluting voting or other rights of the proposed acquirer. In this regard, the Company's Certificate of Incorporation grants the Board of Directors broad power to establish the rights and preferences of the authorized and unissued preferred stock, one or more classes of which could be issued entitling holders to vote separately as a class on any proposed merger or consolidation, to convert such stock into a large number of shares of Common or Class B Stock or other securities, to demand redemption under prescribed circumstances related to a change of control or to exercise other rights designed to impede a takeover.

    DELAWARE "BUSINESS COMBINATION" STATUTE. The Company is subject to Section 203 of the Delaware General Corporation Law, which generally prohibits a publicly held Delaware corporation from engaging in various "business combination" transactions with any "interested shareholder" for a period of three years after the date of the transaction in which the person became an "interested shareholder," unless (i) the transaction is approved by the Board of Directors prior to the date the interested shareholder obtained such status,
(ii) upon consummation of the transaction which resulted in the shareholder becoming an "interested shareholder," the "interested shareholder" owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or (iii) on or subsequent to such date the "business combination" is approved by the Board of Directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the "interested shareholder." A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to a shareholder. An "interested shareholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of a corporation's voting stock. By virtue of the Company's decision not to elect out of the statute's provisions, the statute applies to the Company. Mr. Stanley H. Durwood is not an "interested stockholder" because he has beneficially owned more than 15% of the Company's stock since 1983. The statute could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to the Company and, accordingly, may discourage attempts to acquire the Company.

    INDEMNIFICATION OF DIRECTORS AND OFFICERS. Under Section 145 of the Delaware General Corporation Law, a corporation has the power under specified circumstances to indemnify its directors, officers, employees and agents in connection with actions, suits or proceedings brought against them by a third party or in the right of the corporation, by reason of the fact that they were or are such directors, officers, employees or agents, against expenses incurred in any such action, suit or proceeding. The Company's Certificate of Incorporation requires indemnification of directors and officers to the full extent permitted by the Delaware General Corporation Law and provides that, in any action by a claimant, the Company shall bear the burden of proof that the claimant is not entitled to indemnification.

    Section 102(b)(7) of the Delaware General Corporation Law provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director provided, that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders,
(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General

Corporation Law (relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock), or (iv) for any transaction from which the director derived an improper personal benefit. The Certificate of Incorporation of the Company contains the provisions permitted by Section 102(b)(7) of the Delaware General Corporation Law. The effect of these provisions is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (i) through (iv) above. The limitations described above, however, do not affect the ability of the Company or its stockholders to seek non-monetary based remedies, such as an injunction or recision, against a director for breach of his fiduciary duty nor would such limitations limit liability under the Federal securities laws.

    TRANSFER AGENT AND REGISTRAR. The transfer agent and registrar of the Common Stock is UMB Bank n.a., Kansas City, Missouri.

                                 LEGAL MATTERS

    The validity of the Common Stock offered hereby will be passed upon for the Company by Lathrop & Gage L.C., Kansas City, Missouri. Certain legal matters will be passed upon for the Underwriters by Shearman & Sterling, New York, New York. Certain matters will be passed upon for the Selling Stockholders by their respective counsel. Mr. Raymond F. Beagle, Jr., a member of Lathrop & Gage L.C., is general counsel of the Company and a successor voting trustee under Mr. Stanley H. Durwood's revocable voting trust.

                                    EXPERTS

    The consolidated balance sheets of AMC Entertainment Inc. and subsidiaries as of April 2, 1998 and April 3, 1997 and the related consolidated statements of operations, stockholders' equity and cash flows for the year (52 weeks) ended April 2, 1998, the year (53 weeks) ended April 3, 1997, and the year (52 weeks) ended March 28, 1996 included in this Prospectus, have been included herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

    The consolidated balance sheets of AMC Entertainment Inc. and subsidiaries as of April 3, 1997 and March 28, 1996 and the related consolidated statements of operations, stockholders' equity and cash flows for the year (53 weeks) ended April 3, 1997 and the years (52 weeks) ended March 28, 1996 and March 30, 1995 incorporated by reference in this Prospectus, have been incorporated herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

    The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act") (the "Registration Statement"). This Prospectus, which is part of the Registration Statement, does not contain all the information set forth in the Registration Statement and the exhibits thereto. For further information with respect to the Company and the Common Stock, reference is made to the Registration Statement and such exhibits filed therewith. Any statements contained herein concerning the provisions of any document are not necessarily complete, and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

    For further information with respect to the Company, and the Common Stock, reference is made to the Registration Statement and such exhibits, copies of which may be examined without charge at, or copies obtained upon payment of prescribed fees from, the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and will also be available for inspection and copying at the regional offices of the Commission located at 7 World Trade Center, Suite 1300, New York, New York 10048 and at Citicorp Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661-2511. The Commission also maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file documents with the Commission, including the Company, and the address is http://www.sec.gov.

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports and other information with the Commission. Such reports and other information can be inspected and copied at prescribed rates at the public reference facilities mentioned above.

    The Company's Common Stock is listed on the American Stock Exchange and is also listed also on the Pacific Stock Exchange. The Company's periodic reports and proxy statements filed under the Exchange Act as well as other information concerning the Company can be requested at the American

Stock Exchange, 86 Trinity Place, New York, New York 10086 and at the Pacific Stock Exchange, 301 Pine Street, Suite 1104, San Francisco, California 94104.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents filed by the Company with the Commission (File No. 1-8747) are incorporated in this Prospectus by reference and hereby made a part hereof:

    1. The Company's Annual Report on Form 10-K for the fiscal year ended April 3, 1997;

    2. The Company's Quarterly Reports on Form 10-Q for the fiscal quarters ended July 3, 1997, October 2, 1997 and January 1, 1998;

    3. The Company's Current Reports on Form 8-K filed, January 9, 1998, December 9, 1997, August 22, 1997 and August 11, 1997;

    4. The Company's proxy statement for use at its annual meeting of stockholders held on December 2, 1997; and

    5. The description of the Common Stock contained in the Company's Form 8-A filed August 18, 1983.

    All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the initial registration statement and prior to the effective date of the Registration Statement, and after the effective date of the Registration Statement and prior to the termination of the Offering by the Company to which the Registration Statement relates, shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing such documents.

    Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated by reference or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company will provide without charge to each person to whom a copy of the Prospectus is delivered, on the written or oral request of any such person, a copy of any or all of the documents incorporated herein by reference, other than exhibits to such documents. Requests should be directed to AMC Entertainment Inc., Attention: Ms. Nancy L. Gallagher, Vice President and Secretary, 106 West 14th Street, Kansas City, Missouri 64105 (telephone: (816) 221-4000).

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

AUDITED FINANCIAL STATEMENTS:                                                                                  PAGE
-----------------------------------------------------------------------------------------------------------  ---------
  Report of Independent Accountants........................................................................     F-2
  Consolidated Statements of Operations for the year (52 weeks) ended April 2, 1998, the year (53 weeks)
    ended April 3, 1997 and the year (52 weeks) ended March 28, 1996.......................................     F-3
  Consolidated Balance Sheets as of April 2, 1998 and April 3, 1997........................................     F-4
  Consolidated Statements of Cash Flows for the year (52 weeks) ended April 2, 1998, the year (53 weeks)
    ended April 3, 1997 and the year (52 weeks) ended March 28, 1996.......................................     F-5
  Consolidated Statements of Stockholders' Equity for the year (52 weeks) ended April 2, 1998, the year (53
    weeks) ended April 3, 1997 and the year (52 weeks) ended March 28, 1996................................     F-6
  Notes to Consolidated Financial Statements...............................................................     F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

                                 --------------

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF AMC ENTERTAINMENT INC. KANSAS CITY, MISSOURI

                                 --------------

    We have audited the accompanying consolidated balance sheets of AMC Entertainment Inc. and subsidiaries as of April 2, 1998 and April 3, 1997, and the related consolidated statements of operations, stockholders' equity and cash flows for the year (52 weeks) ended April 2, 1998, the year (53 weeks) ended April 3, 1997 and the year (52 weeks) ended March 28, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of AMC Entertainment Inc. and subsidiaries as of April 2, 1998 and April 3, 1997, and the consolidated results of their operations and their cash flows for the year (52 weeks) ended April 2, 1998, the year (53 weeks) ended April 3, 1997 and the year (52 weeks) ended March 28, 1996, in conformity with generally accepted accounting principles.

/s/ COOPERS & LYBRAND L.L.P.
Kansas City, Missouri
May 1, 1998

                             AMC ENTERTAINMENT INC.
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                            52 WEEKS ENDED     53 WEEKS ENDED     52 WEEKS ENDED
                                                               APRIL 2,           APRIL 3,           MARCH 28,
                                                                 1998               1997               1996
                                                           -----------------  -----------------  -----------------
Revenues
  Admissions.............................................    $     553,571      $     492,951      $     431,361
  Concessions............................................          256,017            225,167            196,645
  Other..................................................           37,207             31,479             27,966
                                                           -----------------  -----------------  -----------------
    Total revenues.......................................          846,795            749,597            655,972
Expenses
  Film exhibition costs..................................          299,926            258,809            227,780
  Concession costs.......................................           42,062             36,748             30,417
  Other..................................................          343,552            284,445            233,161
                                                           -----------------  -----------------  -----------------
    Total cost of operations.............................          685,540            580,002            491,358
  General and administrative.............................           54,354             56,647             52,059
  Depreciation and amortization..........................           70,117             52,572             42,087
  Impairment of long-lived assets........................           46,998              7,231              1,799
                                                           -----------------  -----------------  -----------------
    Total expenses.......................................          857,009            696,452            587,303
                                                           -----------------  -----------------  -----------------
    Operating income (loss)..............................          (10,214)            53,145             68,669
Other expense (income)
Interest expense
  Corporate borrowings...................................           26,353             12,016             18,099
  Capital lease obligations..............................            9,326             10,006             10,729
Investment income........................................           (1,090)              (856)            (7,052)
Loss (gain) on disposition of assets.....................           (3,704)                84                222
                                                           -----------------  -----------------  -----------------
Earnings (loss) before income taxes and extraordinary
  item...................................................          (41,099)            31,895             46,671
Income tax provision.....................................          (16,600)            12,900             19,300
                                                           -----------------  -----------------  -----------------
Earnings (loss) before extraordinary item................          (24,499)            18,995             27,371
Extraordinary item--Loss on extinguishment of debt (net
  of income tax benefit of $13,400)......................               --                 --            (19,350)
                                                           -----------------  -----------------  -----------------
Net earnings (loss)......................................    $     (24,499)     $      18,995      $       8,021
                                                           -----------------  -----------------  -----------------
                                                           -----------------  -----------------  -----------------
Preferred dividends......................................            4,846              5,907              7,000
                                                           -----------------  -----------------  -----------------
Net earnings (loss) for common shares....................    $     (29,345)     $      13,088      $       1,021
                                                           -----------------  -----------------  -----------------
                                                           -----------------  -----------------  -----------------
Earnings (loss) per share before
  extraordinary item:
  Basic..................................................    $       (1.59)     $         .75      $        1.23
                                                           -----------------  -----------------  -----------------
                                                           -----------------  -----------------  -----------------
  Diluted................................................    $       (1.59)     $         .74      $        1.15
                                                           -----------------  -----------------  -----------------
                                                           -----------------  -----------------  -----------------
Earnings (loss) per share:
  Basic..................................................    $       (1.59)     $         .75      $         .06
                                                           -----------------  -----------------  -----------------
                                                           -----------------  -----------------  -----------------
  Diluted................................................    $       (1.59)     $         .74      $         .34
                                                           -----------------  -----------------  -----------------
                                                           -----------------  -----------------  -----------------

                See Notes to Consolidated Financial Statements.

                             AMC ENTERTAINMENT INC.
                          CONSOLIDATED BALANCE SHEETS
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                                           APRIL 2,     APRIL 3,
                                                                                             1998         1997
                                                                                          -----------  -----------
                                                      ASSETS
Current assets:
  Cash and equivalents..................................................................  $     9,881  $    24,715
  Receivables, net of allowance for doubtful accounts of $706 as of April 2, 1998 and
    $704 as of April 3, 1997............................................................       13,540        9,837
  Reimbursable construction advances....................................................       58,488       33,193
  Other current assets..................................................................       25,736       16,769
                                                                                          -----------  -----------
    Total current assets................................................................      107,645       84,514

Property, net...........................................................................      562,158      543,058
Intangible assets, net..................................................................       22,066       28,679
Other long-term assets..................................................................      103,911       62,804
                                                                                          -----------  -----------
    Total assets........................................................................  $   795,780  $   719,055
                                                                                          -----------  -----------
                                                                                          -----------  -----------
                                       LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable......................................................................  $    72,633  $    61,876
  Construction payables.................................................................       24,588       26,491
  Accrued expenses and other liabilities................................................       72,598       43,301
  Current maturities of corporate borrowings and capital lease obligations..............        4,017        3,441
                                                                                          -----------  -----------
    Total current liabilities...........................................................      173,836      135,109

Corporate borrowings....................................................................      348,990      315,046
Capital lease obligations...............................................................       50,605       55,237
Other long-term liabilities.............................................................       82,894       43,651
                                                                                          -----------  -----------
    Total liabilities...................................................................      656,325      549,043

Commitments and contingencies

Stockholders' equity:
  $1.75 Cumulative Convertible Preferred Stock, 66 2/3 CENTS par value; 1,800,331 and
    3,303,600 shares issued and outstanding as of April 2, 1998 and April 3, 1997, respectively (aggregate liquidation preference of $45,008 and $82,590 as of April 2,
    1998 and April 3, 1997, respectively)...............................................        1,200        2,202
  Common Stock, 66 2/3 CENTS par value; 15,376,821 and 6,604,469 shares issued as of
    April 2, 1998 and April 3, 1997, respectively.......................................       10,251        4,403
  Convertible Class B Stock, 66 2/3 CENTS par value; 5,015,657 and 11,157,000 shares
    issued and outstanding as of April 2, 1998 and April 3, 1997, respectively..........        3,344        7,438
Additional paid-in capital..............................................................      107,676      107,781
Foreign currency translation adjustment.................................................       (3,689)      (2,048)
Retained earnings.......................................................................       21,042       50,605
                                                                                          -----------  -----------
                                                                                              139,824      170,381
  Less--Common Stock in treasury, at cost, 20,500 shares as of April 2, 1998 and April
    3, 1997.............................................................................          369          369
                                                                                          -----------  -----------
    Total stockholders' equity..........................................................      139,455      170,012
                                                                                          -----------  -----------
    Total liabilities and stockholders' equity..........................................  $   795,780  $   719,055
                                                                                          -----------  -----------
                                                                                          -----------  -----------

                See Notes to Consolidated Financial Statements.

                             AMC ENTERTAINMENT INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNT)

                                                             52 WEEKS ENDED     53 WEEKS ENDED     52 WEEKS ENDED
                                                                APRIL 2,           APRIL 3,           MARCH 28,
                                                                  1998               1997               1996
                                                            -----------------  -----------------  -----------------
INCREASE (DECREASE) IN CASH AND EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net earnings (loss).....................................     $   (24,499)       $    18,995        $     8,021
  Adjustments to reconcile net earnings (loss) to net cash
    provided by operating activities:
      Impairment of long-lived assets.....................          46,998              7,231              1,799
      Depreciation and amortization.......................          70,117             52,572             42,087
      Deferred income taxes...............................         (37,325)            (2,476)            (1,328)
      Extraordinary item..................................              --                 --             19,350
      Loss (gain) on disposition of long-term assets......          (3,704)                84                222
      Change in assets and liabilities:
        Receivables.......................................          (3,703)            (1,451)            (1,537)
        Other current assets..............................          (4,835)             1,578             10,167
        Accounts payable..................................           6,066             16,751              6,751
        Accrued expenses and other liabilities............          42,231             13,283              7,640
      Other, net..........................................            (547)             2,772              2,968
                                                            -----------------  -----------------  -----------------
  Net cash provided by operating activities...............          90,799            109,339             96,140
                                                            -----------------  -----------------  -----------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures....................................        (389,217)          (253,380)          (120,796)
  Proceeds from sale/leasebacks...........................         283,800                 --                 --
  Investments in real estate..............................          (4,349)            (7,692)                --
  Purchases of available for sale investments.............              --                 --           (424,134)
  Proceeds from maturities of available for sale
    investments...........................................              --                 --            493,278
  Proceeds from disposition of long-term assets...........          18,111             15,054              2,243
  Net change in reimbursable construction advances........         (25,295)           (21,076)           (10,394)
  Other, net..............................................         (16,264)           (16,823)            (7,045)
                                                            -----------------  -----------------  -----------------
  Net cash used in investing activities...................        (133,214)          (283,917)           (66,848)
                                                            -----------------  -----------------  -----------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net borrowings (repayments) under Credit Facility.......          40,000            (10,000)           120,000
  Proceeds from issuance of 9 1/2% Senior Subordinated
    Notes.................................................              --            198,938                 --
  Principal payments under capital lease obligations and
    other.................................................          (3,385)            (2,835)            (2,859)
  Repurchase of 11 7/8% Senior and 12 5/8% Senior
    Subordinated Notes....................................          (5,817)                --           (220,734)
  Cash overdrafts.........................................           4,691            (11,673)            22,848
  Change in construction payables.........................          (1,903)            24,735                707
  Proceeds from exercise of options on Common Stock.......             647                140                878
  Dividends paid on $1.75 Preferred Stock.................          (5,064)            (5,993)            (7,000)
  Other, net..............................................          (1,466)            (4,595)            (3,570)
                                                            -----------------  -----------------  -----------------
  Net cash provided by (used in) financing activities.....          27,703            188,717            (89,730)
                                                            -----------------  -----------------  -----------------
  Effect of exchange rate changes on cash and
    equivalents...........................................            (122)              (219)                --
                                                            -----------------  -----------------  -----------------
NET INCREASE (DECREASE) IN CASH AND EQUIVALENTS...........         (14,834)            13,920            (60,438)
CASH AND EQUIVALENTS AT BEGINNING OF YEAR.................          24,715             10,795             71,233
                                                            -----------------  -----------------  -----------------
CASH AND EQUIVALENTS AT END OF YEAR.......................     $     9,881        $    24,715        $    10,795
                                                            -----------------  -----------------  -----------------
                                                            -----------------  -----------------  -----------------
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Cash paid during the period for:
    Interest (net of amounts capitalized of $8,264, $3,344
      and $3,003).........................................     $    42,901        $    24,188        $    34,775
    Income taxes, net.....................................          22,287              6,285              9,787

                See Notes to Consolidated Financial Statements.

                             AMC ENTERTAINMENT INC.
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                            $1.75 CUMULATIVE
                                          CONVERTIBLE PREFERRED                                  CONVERTIBLE
                                                  STOCK                COMMON STOCK             CLASS B STOCK        ADDITIONAL
                                         -----------------------  -----------------------  ------------------------    PAID-IN
                                           SHARES      AMOUNT       SHARES      AMOUNT       SHARES       AMOUNT       CAPITAL
                                         ----------  -----------  ----------  -----------  -----------  -----------  -----------
Balance, March 31, 1995................   4,000,000   $   2,667    5,306,380   $   3,538    11,157,000   $   7,438    $ 107,163
  Net earnings.........................          --          --           --          --            --          --           --
  Exercise of options on Common Stock..          --          --       82,500          55            --          --          823
  Dividends declared: $1.75 Preferred
    Stock..............................          --          --           --          --            --          --           --
  Acquisition of Common Stock in
    Treasury...........................          --          --           --          --            --          --           --
                                         ----------  -----------  ----------  -----------  -----------  -----------  -----------
Balance, March 28, 1996................   4,000,000       2,667    5,388,880       3,593    11,157,000       7,438      107,986
  Net earnings.........................          --          --           --          --            --          --           --
  Exercise of options on Common Stock..          --          --       15,000          10            --          --          130
  $1.75 Preferred Stock conversions....    (696,400)       (465)   1,200,589         800            --          --         (335)
  Dividends declared: $1.75 Preferred
    Stock..............................          --          --           --          --            --          --           --
  Foreign currency translation
    adjustment.........................          --          --           --          --            --          --           --
                                         ----------  -----------  ----------  -----------  -----------  -----------  -----------
Balance, April 3, 1997.................   3,303,600       2,202    6,604,469       4,403    11,157,000       7,438      107,781
  Net loss.............................          --          --           --          --            --          --           --
  Exercise of options on Common Stock..          --          --       39,400          26            --          --          621
  $1.75 Preferred Stock conversions....  (1,503,269)     (1,002)   2,591,614       1,728            --          --         (726)
  Dividends declared: $1.75 Preferred
    Stock..............................          --          --           --          --            --          --           --
  Cancellation of Common and Class B
    Stock owned by Durwood, Inc........          --          --   (2,641,951)     (1,762)  (11,157,000)     (7,438)          --
  Issuance of Common and Class B
    Stock..............................          --          --    8,783,289       5,856     5,015,657       3,344           --
  Foreign currency translation
    adjustment.........................          --          --           --          --            --          --           --
                                         ----------  -----------  ----------  -----------  -----------  -----------  -----------
Balance, April 2, 1998.................   1,800,331   $   1,200   15,376,821   $  10,251     5,015,657   $   3,344    $ 107,676
                                         ----------  -----------  ----------  -----------  -----------  -----------  -----------
                                         ----------  -----------  ----------  -----------  -----------  -----------  -----------


                                            FOREIGN                  COMMON STOCK IN TREASURY
                                           CURRENCY                                                TOTAL
                                          TRANSLATION    RETAINED    ------------------------  STOCKHOLDERS'
                                          ADJUSTMENT     EARNINGS      SHARES       AMOUNT         EQUITY
                                         -------------  -----------  -----------  -----------  --------------
Balance, March 31, 1995................    $      --     $  36,582           --    $      --     $  157,388
  Net earnings.........................           --         8,021           --           --          8,021
  Exercise of options on Common Stock..           --            --           --           --            878
  Dividends declared: $1.75 Preferred
    Stock..............................           --        (7,000)          --           --         (7,000)
  Acquisition of Common Stock in
    Treasury...........................           --            --       20,500         (369)          (369)
                                         -------------  -----------  -----------  -----------  --------------
Balance, March 28, 1996................           --        37,603       20,500         (369)       158,918
  Net earnings.........................           --        18,995           --           --         18,995
  Exercise of options on Common Stock..           --            --           --           --            140
  $1.75 Preferred Stock conversions....           --            --           --           --             --
  Dividends declared: $1.75 Preferred
    Stock..............................           --        (5,993)          --           --         (5,993)
  Foreign currency translation
    adjustment.........................       (2,048)           --           --           --         (2,048)
                                         -------------  -----------  -----------  -----------  --------------
Balance, April 3, 1997.................       (2,048)       50,605       20,500         (369)       170,012
  Net loss.............................           --       (24,499)          --           --        (24,499)
  Exercise of options on Common Stock..           --            --           --           --            647
  $1.75 Preferred Stock conversions....           --            --           --           --             --
  Dividends declared: $1.75 Preferred
    Stock..............................           --        (5,064)          --           --         (5,064)
  Cancellation of Common and Class B
    Stock owned by Durwood, Inc........           --            --           --           --         (9,200)
  Issuance of Common and Class B
    Stock..............................           --            --           --           --          9,200
  Foreign currency translation
    adjustment.........................       (1,641)           --           --           --         (1,641)
                                         -------------  -----------  -----------  -----------  --------------
Balance, April 2, 1998.................    $  (3,689)    $  21,042       20,500    $    (369)    $  139,455
                                         -------------  -----------  -----------  -----------  --------------
                                         -------------  -----------  -----------  -----------  --------------

                 See Notes to Consolidated Financial Statements

                             AMC ENTERTAINMENT INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  YEAR (52 WEEKS) ENDED APRIL 2, 1998, YEAR (53 WEEKS) ENDED APRIL 3, 1997 AND

                      YEAR (52 WEEKS) ENDED MARCH 28, 1996

NOTE 1--THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES

    AMC Entertainment Inc. ("AMCE") is a holding company, which through its direct and indirect subsidiaries, including American Multi-Cinema, Inc. ("AMC") and its subsidiaries (collectively with AMCE, unless the context otherwise requires, the "Company"), is principally involved in the operation of motion picture theatres throughout the United States and in Japan and Portugal. The Company is also involved in the business of providing on-screen advertising and other services to AMC and other theatre circuits through a wholly-owned subsidiary, National Cinema Network, Inc.

    USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

    PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of AMCE and all subsidiaries. All significant intercompany balances and transactions have been eliminated.

    FISCAL YEAR: The Company has a 52/53 week fiscal year ending on the Thursday closest to the last day of March. The 1998 fiscal year reflects a 52 week period, fiscal year 1997 reflects a 53 week period and fiscal year 1996 reflects a 52 week period. Fiscal year 1999 will reflect a 52 week period.

    REVENUES AND FILM EXHIBITION COSTS: Revenues are recognized when admissions and concessions sales are received at the theatres. Film exhibition costs are recognized based on the applicable box office receipts and the terms of the film licenses.

    CASH AND EQUIVALENTS: Cash and equivalents consist of cash on hand and temporary cash investments with original maturities of less than thirty days. The Company invests excess cash in deposits with major banks and in temporary cash investments. Such investments are made only in instruments issued or enhanced by high quality financial institutions (investment grade or better). Amounts invested in a single institution are limited to minimize risk.

    Under the Company's cash management system, checks issued but not presented to banks frequently result in overdraft balances for accounting purposes and are classified within accounts payable in the balance sheet. The amount of these checks included in accounts payable as of April 2, 1998 and April 3, 1997 was $15,866,000 and $11,175,000, respectively.

    REIMBURSABLE CONSTRUCTION ADVANCES: Reimbursable construction advances consist of amounts due from developers to fund a portion of the construction costs of new theatres that are to be operated by the Company pursuant to lease agreements. The amounts are repaid by the developers either during construction or shortly after completion of the theatre.

                             AMC ENTERTAINMENT INC.

  YEAR (52 WEEKS) ENDED APRIL 2, 1998, YEAR (53 WEEKS) ENDED APRIL 3, 1997 AND

                      YEAR (52 WEEKS) ENDED MARCH 28, 1996

NOTE 1--THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    PROPERTY: Property is recorded at cost. The Company uses the straight-line method in computing depreciation and amortization for financial reporting purposes and accelerated methods, with respect to certain assets, for income tax purposes. The estimated useful lives are generally as follows:

Buildings and improvements..................  20 to 40 years
Leasehold improvements......................   5 to 25 years
Furniture, fixtures and equipment...........   3 to 10 years

    Expenditures for additions (including interest during construction), major renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged to expense as incurred. The cost of assets retired or otherwise disposed of and the related accumulated depreciation and amortization are eliminated from the accounts in the year of disposal. Gains or losses resulting from property disposals are credited or charged to operations currently.

    INTANGIBLE ASSETS: Intangible assets are recorded at cost and are comprised of lease rights, amounts assigned to theatre leases assumed under favorable terms, and location premiums on acquired theatres, both of which are being amortized on a straight-line basis over the estimated remaining useful life of the theatre. Accumulated amortization on intangible assets was $39,381,000 and $41,690,000 as of April 2, 1998 and April 3, 1997, respectively.

    OTHER LONG-TERM ASSETS: Other long-term assets are comprised principally of costs incurred in connection with the issuance of debt securities which are being amortized over the respective life of the issue; investments in real estate; preopening costs related to new theatres which are being amortized over two years; and long-term deferred income taxes.

    IMPAIRMENT OF LONG-LIVED ASSETS: The Company reviews long-lived assets, including intangibles, for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. If the sum of the estimated future cash flows, undiscounted and without interest charges, is less than the carrying amount of the asset, an impairment loss is recognized on the amount by which the carrying value of the asset exceeds its estimated fair value. Assets are evaluated for impairment on an individual theatre basis, which management believes is the lowest level for which there are identifiable cash flows. The fair value of assets is determined as either the expected selling price less selling costs or the present value of the estimated future cash flows.

    During 1996, the Company recognized a non-cash impairment loss of $1,799,000 ($1,061,000 after tax, or $.06 per share) on four multiplexes with 21 screens. During 1997, as a result of expected declines in future cash flows of certain theatres, the Company recognized a non-cash impairment loss of $7,231,000 ($4,266,000 after tax, or $.24 per share) on 18 multiplexes with 82 screens. During 1998, the financial results of certain multiplexes of the Company were significantly less than anticipated due primarily to competition from newer megaplexes. As a result, the Company recognized an impairment loss of $46,998,000 ($27,728,000 after tax, or $1.50 per share) on 59 multiplexes with 412 screens.

    The reduced carrying amount of the impaired assets from 1998 will result in reduced depreciation and amortization in future periods. For 1998, depreciation and amortization was reduced by approximately $10,500,000.

                             AMC ENTERTAINMENT INC.

  YEAR (52 WEEKS) ENDED APRIL 2, 1998, YEAR (53 WEEKS) ENDED APRIL 3, 1997 AND

                      YEAR (52 WEEKS) ENDED MARCH 28, 1996

NOTE 1--THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    FOREIGN CURRENCY TRANSLATION: Operations outside the United States are generally measured using the local currency as the functional currency. Assets and liabilities are translated at the rates of exchange at the balance sheet date. Income and expense items are translated at average rates of exchange. The resultant translation adjustments are included in foreign currency translation adjustment, a separate component of stockholders' equity. Gains and losses from foreign currency transactions are included in net earnings and have not been material.

    EARNINGS PER SHARE: During 1998, the Company adopted the provisions of Statement of Financial Standards No. 128 ("SFAS 128"), EARNINGS PER SHARE. Under SFAS 128, basic earnings per share is computed by dividing net earnings (loss) for common shares by the weighted-average number of common shares outstanding. Diluted earnings per share includes the effects of the conversion of the $1.75 Cumulative Convertible Preferred Stock, outstanding stock options and contingently issuable shares, if dilutive. All prior period earnings per share data has been restated to conform with the new statement.

    STOCK-BASED COMPENSATION: The Company accounts for stock-based awards using the intrinsic value-based method.

    NEW ACCOUNTING PRONOUNCEMENTS: During 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130 ("SFAS 130"), REPORTING COMPREHENSIVE INCOME, Statement of Financial Accounting Standards No. 131 ("SFAS 131"), DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION and Statement of Financial Accounting Standards No. 132 ("SFAS 132"), EMPLOYERS' DISCLOSURES ABOUT PENSIONS AND OTHER POSTRETIREMENT BENEFITS. SFAS 130 requires disclosure of comprehensive income and its components in a company's financial statements and is effective for fiscal years beginning after December 15, 1997. SFAS 131 requires new disclosures of segment information in a company's financial statements and is effective for fiscal years beginning after December 15, 1997. SFAS 132 requires disclosures about pension and other postretirement benefit plans in a company's financial statements and is effective for fiscal years beginning after December 15, 1997. These statements will become effective for the Company in 1999. Adoption of these statements will not impact the Company's consolidated financial position, results of operations or cash flows.

    During 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1 ("SOP 98-1"), ACCOUNTING FOR THE COSTS OF COMPUTER SOFTWARE DEVELOPED OR OBTAINED FOR INTERNAL USE. SOP 98-1 requires companies to capitalize certain internal-use software costs once certain criteria are met. SOP 98-1 is effective for fiscal years beginning after December 15, 1998. Adoption of this statement is not expected to have a material impact on the Company's consolidated financial position, results of operations or cash flows.

    In April of 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-5 ("SOP 98-5"), REPORTING ON THE COSTS OF START-UP ACTIVITIES. SOP 98-5 requires costs of start-up activities to be expensed when incurred. The Company currently capitalizes such costs and amortizes them over a two-year period. SOP 98-5 is effective for fiscal years beginning after December 15, 1998. The Company will adopt this statement in 2000, which will result in a cumulative effect adjustment to the Company's results of operations and financial position based on balances as of April 1, 1999. Had the

                             AMC ENTERTAINMENT INC.

  YEAR (52 WEEKS) ENDED APRIL 2, 1998, YEAR (53 WEEKS) ENDED APRIL 3, 1997 AND

                      YEAR (52 WEEKS) ENDED MARCH 28, 1996

NOTE 1--THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Company adopted SOP 98-5 at the beginning of fiscal 1999, such adjustment would have been approximately $10.6 million, before taxes.

    PRESENTATION: Certain amounts have been reclassified from prior period consolidated financial statements to conform with the current year presentation.

NOTE 2--MERGER WITH PARENT

    Effective August 15, 1997, the Company completed a merger with its majority stockholder, Durwood, Inc. ("DI"), with the Company remaining as the surviving entity (the "Merger"). In connection with the Merger, 2,641,951 shares of the Company's Common Stock and 11,157,000 shares of the Company's Class B Stock owned by DI were canceled and the Company issued 8,783,289 shares of its Common Stock and 5,015,657 shares of its Class B Stock to the DI stockholders. The Merger was accounted for as a corporate reorganization and the recorded balances for consolidated assets, liabilities, total stockholders' equity and results of operations were not affected. During 1998, a company affiliated with Stanley H. Durwood, Co-Chairman of the Board of Directors, Chief Executive Officer and majority voting stockholder, and members of his family reimbursed the Company $1,000,000 for expenses related to the Merger.

    In connection with the Merger, the DI stockholders granted a proxy to the Company to vote their shares of the Company's Common Stock for each candidate for the Company's Board of Directors in the same proportion as the aggregate votes cast in such elections by all other holders of the Company's Common Stock not affiliated with the Company, its directors and officers. The proxy will remain in effect for a period of three years commencing on the date of the Merger.

NOTE 3--PROPERTY

    A summary of property is as follows (in thousands):

                                                                                             1998         1997
                                                                                          -----------  -----------
Property owned:
    Land................................................................................  $    32,102  $    60,090
    Buildings and improvements..........................................................      115,260      221,396
    Leasehold improvements..............................................................      320,410      211,720
    Furniture, fixtures and equipment...................................................      364,022      264,619
                                                                                          -----------  -----------
                                                                                              831,794      757,825
Less-accumulated depreciation and amortization..........................................      288,503      246,476
                                                                                          -----------  -----------
                                                                                              543,291      511,349
Property leased under capital leases:
    Buildings and improvements..........................................................       63,955       66,074
    Less-accumulated amortization.......................................................       45,088       34,365
                                                                                          -----------  -----------
                                                                                               18,867       31,709
                                                                                          -----------  -----------
                                                                                          $   562,158  $   543,058
                                                                                          -----------  -----------
                                                                                          -----------  -----------

                             AMC ENTERTAINMENT INC.

  YEAR (52 WEEKS) ENDED APRIL 2, 1998, YEAR (53 WEEKS) ENDED APRIL 3, 1997 AND

                      YEAR (52 WEEKS) ENDED MARCH 28, 1996

NOTE 3--PROPERTY (CONTINUED)
    Included in property is $65,914,000 and $83,558,000 of construction in progress as of April 2, 1998 and April 3, 1997, respectively.

NOTE 4--SUPPLEMENTAL BALANCE SHEET INFORMATION

    Other assets and liabilities consist of the following (in thousands):

                                                                                             1998         1997
                                                                                          -----------  -----------
Other current assets:
    Prepaid rent........................................................................  $    10,843  $     7,366
    Deferred income taxes...............................................................       10,542        6,376
    Other...............................................................................        4,351        3,027
                                                                                          -----------  -----------
                                                                                          $    25,736  $    16,769
                                                                                          -----------  -----------
                                                                                          -----------  -----------
Other long-term assets:
    Investments in real estate..........................................................  $    14,702  $    15,329
    Deferred financing costs............................................................        8,098        7,539
    Deferred income taxes...............................................................       56,972       23,813
    Preopening costs....................................................................       10,614        6,519
    Other...............................................................................       13,525        9,604
                                                                                          -----------  -----------
                                                                                          $   103,911  $    62,804
                                                                                          -----------  -----------
                                                                                          -----------  -----------
Accrued expenses and other liabilities:
    Taxes other than income.............................................................  $    13,952  $    10,030
    Income taxes........................................................................        4,180        6,017
    Interest............................................................................        1,498        1,512
    Payroll and vacation................................................................        5,297        4,982
    Casualty claims and premiums........................................................        5,295        4,655
    Deferred income.....................................................................       22,056       10,042
    Accrued bonus.......................................................................        5,621        3,974
    Other...............................................................................       14,699        2,089
                                                                                          -----------  -----------
                                                                                          $    72,598  $    43,301
                                                                                          -----------  -----------
                                                                                          -----------  -----------

                             AMC ENTERTAINMENT INC.

  YEAR (52 WEEKS) ENDED APRIL 2, 1998, YEAR (53 WEEKS) ENDED APRIL 3, 1997 AND

                      YEAR (52 WEEKS) ENDED MARCH 28, 1996

NOTE 5--CORPORATE BORROWINGS AND CAPITAL LEASE OBLIGATIONS

    A summary of corporate borrowings and capital lease obligations is as follows (in thousands):

                                                                                             1998         1997
                                                                                          -----------  -----------
$425 million Credit Facility due 2004...................................................  $   150,000  $   110,000
11 7/8% Senior Notes due 2000...........................................................           --          615
9 1/2% Senior Subordinated Notes due 2009...............................................      198,990      198,940
12 5/8% Senior Subordinated Notes due 2002..............................................           --        4,882
Capital lease obligations, interest ranging from 7 1/4% to 20%..........................       54,622       58,652
Other indebtedness......................................................................           --          635
                                                                                          -----------  -----------
                                                                                              403,612      373,724
Less-current maturities.................................................................        4,017        3,441
                                                                                          -----------  -----------
                                                                                          $   399,595  $   370,283
                                                                                          -----------  -----------
                                                                                          -----------  -----------

    The Company maintains a $425 million credit facility (the "Credit Facility"), which permits borrowings at interest rates based on either the bank's base rate or LIBOR and requires an annual commitment fee based on margin ratios that could result in a rate of .1875% to .375% on the unused portion of the commitment. The Credit Facility matures on April 10, 2004. The commitment thereunder will be reduced by $25 million on each of December 31, 2002, March 31, 2003, June 30, 2003 and September 30, 2003 and by $50 million on December 31, 2003. As of April 2, 1998, the Company had outstanding borrowings of $150,000,000 under the Credit Facility at an average interest rate of 6.2% per annum and approximately $245,000,000 was available for borrowing under the Credit Facility.

    Covenants under the Credit Facility impose limitations on indebtedness, creation of liens, change of control, transactions with affiliates, mergers, investments, guaranties, asset sales, dividends, business activities and pledges. In addition, the Credit Facility contains certain financial covenants. As of April 2, 1998, the Company was in compliance with all financial covenants relating to the Credit Facility.

    Costs related to the establishment of the Credit Facility were capitalized and are charged to interest expense over the life of the Credit Facility. Unamortized issuance costs of $2,970,000 as of April 2, 1998 are included in other long-term assets.

    On March 19, 1997, the Company sold $200 million of 9 1/2% Senior Subordinated Notes due 2009 (the "Notes"). As required by the Indenture to the Notes, the Company consummated a registered offer on August 5, 1997 to exchange the Notes for notes of the Company with terms identical in all material respects to the Notes. The Notes bear interest at the rate of 9 1/2% per annum, payable in March and September. The Notes are redeemable at the option of the Company, in whole or in part, at any time on or after March 15, 2002 at 104.75% of the principal amount thereof, declining ratably to 100% of the principal amount thereof on or after March 15, 2006, plus in each case interest accrued to the redemption date. Upon a change of control (as defined in the Indenture), each holder of the Notes will have the right to require the Company to repurchase such holder's Notes at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest to the date of repurchase. The Notes are subordinated to all existing and future senior indebtedness, as defined in the Indenture, of the Company.

                             AMC ENTERTAINMENT INC.

  YEAR (52 WEEKS) ENDED APRIL 2, 1998, YEAR (53 WEEKS) ENDED APRIL 3, 1997 AND

                      YEAR (52 WEEKS) ENDED MARCH 28, 1996

NOTE 5--CORPORATE BORROWINGS AND CAPITAL LEASE OBLIGATIONS (CONTINUED)
    The Indenture contains certain covenants that, among other things, restrict the ability of the Company and its subsidiaries to incur additional indebtedness and pay dividends or make distributions in respect of their capital stock. If the Notes attain "investment grade status" (as defined in the Indenture), the covenants in the Indenture limiting the Company's ability to incur additional indebtedness and pay dividends will cease to apply. As of April 2, 1998, the Company was in compliance with all financial covenants relating to the Notes.

    The discount on the Notes is being amortized to interest expense following the interest method. Costs related to the issuance of the Notes were capitalized and are charged to interest expense, following the interest method, over the life of the securities. Unamortized issuance costs of $5,128,000 as of April 2, 1998 are included in other long-term assets.

    On December 28, 1995, the Company completed the redemption of $99,383,000 of its outstanding 11 7/8% Senior Notes due 2000 (the "Senior Notes") at a price of $1,117.90 per $1,000 principal amount and $95,096,000 of its outstanding 12 5/8% Senior Subordinated Notes due 2002 (the "12 5/8% Senior Subordinated Notes") at a price of $1,144.95 per $1,000 principal amount. In addition, the terms of the Indentures governing the remaining Senior Notes and 12 5/8% Senior Subordinated Notes were amended to eliminate certain restrictive covenants. Premiums paid to redeem the Senior Notes and 12 5/8% Senior Subordinated Notes, together with the write-off of unamortized debt issue costs and other costs directly related to the debt redemptions, resulted in an extraordinary loss of $19,350,000, net of income tax benefit of $13,400,000. The extraordinary loss reduced earnings per share by $1.17 for the year (52 weeks) ended March 28, 1996.

    On November 14, 1997, the Company completed the redemption of $617,000 of its outstanding Senior Notes and $4,904,000 of its outstanding 12 5/8% Senior Subordinated Notes.

    Minimum annual payments required under existing capital lease obligations (net present value thereof) and maturities of corporate borrowings as of April 2, 1998, are as follows (in thousands):

                                                        CAPITAL LEASE OBLIGATIONS
                                                    ---------------------------------
                                                      MINIMUM                  NET
                                                       LEASE       LESS      PRESENT    CORPORATE
                                                     PAYMENTS    INTEREST     VALUE    BORROWINGS      TOTAL
                                                    -----------  ---------  ---------  -----------  -----------
1999..............................................  $    12,638  $   8,621  $   4,017   $      --   $     4,017
2000..............................................       12,049      7,943      4,106          --         4,106
2001..............................................       11,777      7,224      4,553          --         4,553
2002..............................................       10,949      6,476      4,473          --         4,473
2003..............................................       10,332      5,715      4,617          --         4,617
Thereafter........................................       59,503     26,647     32,856     348,990       381,846
                                                    -----------  ---------  ---------  -----------  -----------
Total.............................................  $   117,248  $  62,626  $  54,622   $ 348,990   $   403,612
                                                    -----------  ---------  ---------  -----------  -----------
                                                    -----------  ---------  ---------  -----------  -----------

The Company maintains a letter of credit in the normal course of its business. The unused portion of the letter of credit was $3,108,000 as of April 2, 1998.

                             AMC ENTERTAINMENT INC.

  YEAR (52 WEEKS) ENDED APRIL 2, 1998, YEAR (53 WEEKS) ENDED APRIL 3, 1997 AND

                      YEAR (52 WEEKS) ENDED MARCH 28, 1996

NOTE 6--STOCKHOLDERS' EQUITY

    The authorized common stock of AMCE consists of two classes of stock. Except for the election of directors, each holder of Common Stock (66 2/3 CENTS par value; 45,000,000 shares authorized) is entitled to one vote per share, and each holder of Class B Stock (66 2/3 CENTS par value; 30,000,000 shares authorized) is entitled to 10 votes per share. Common stockholders voting as a class are presently entitled to elect two of the seven members of AMCE's Board of Directors with Class B stockholders electing the remainder.

    Holders of the Company's stock have no pre-emptive or subscription rights. Holders of Common Stock have no conversion rights, but holders of Class B Stock may elect to convert at any time on a share-for-share basis into Common Stock.

    The Company has authorized 10,000,000 shares of Preferred Stock
(66 2/3 CENTS par value), of which 1,800,331 shares of $1.75 Cumulative Convertible Preferred Stock (66 2/3 CENTS par value) (the "Convertible Preferred Stock") are issued and outstanding. Dividends are payable quarterly at an annual rate of $1.75 per share.

    The Convertible Preferred Stock has preference in liquidation in the amount of $25 per share plus accrued and unpaid dividends. The Convertible Preferred Stock is convertible at the option of the holder into shares of Common Stock at a conversion price of $14.50 per share of Common Stock, subject to change in certain events. During 1998 and 1997, various holders of the Company's Convertible Preferred Stock converted 1,503,269 and 696,400 shares into 2,591,614 and 1,200,589 shares, respectively, of Common Stock at a conversion rate of 1.724 shares of Common Stock for each share of Convertible Preferred Stock. In lieu of conversion, the Company may, at its option, pay to the holder cash equal to the then market value of the Common Stock. The Company may redeem in whole or in part the Convertible Preferred Stock at a redemption price beginning at $26.00 per share after March 15, 1997, declining ratably to $25.00 per share after March 15, 2001.

    Subsequent to April 2, 1998, various holders of the Company's Convertible Preferred Stock converted 1,796,485 shares into 3,097,113 shares of Common Stock at a conversion rate of 1.724 shares of Common Stock for each share of Convertible Preferred Stock. On April 14, 1998, the Company redeemed the remaining 3,846 shares of Convertible Preferred Stock at a redemption price of $25.75 per share plus accrued and unpaid dividends.

STOCK-BASED COMPENSATION

    In November 1994, AMCE adopted a stock option and incentive plan (the "1994 Plan"). This plan provides for three basic types of awards: (i) grants of stock options which are either incentive or non-qualified stock options, (ii) grants of stock awards, which may be either performance or restricted stock awards, and
(iii) performance unit awards. The number of shares of Common Stock which may be sold or granted under the plan may not exceed 1,000,000 shares. The 1994 Plan provides that the exercise price for stock options may not be less than the fair market value of the stock at the date of grant and unexercised options expire no later than ten years after date of grant. Options issued under the 1994 Plan vest over two years from the date of issuance.

    The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION. Accordingly, no compensation expense has been recognized for the Company's stock-based compensation other than for performance-based

                             AMC ENTERTAINMENT INC.

  YEAR (52 WEEKS) ENDED APRIL 2, 1998, YEAR (53 WEEKS) ENDED APRIL 3, 1997 AND

                      YEAR (52 WEEKS) ENDED MARCH 28, 1996

NOTE 6--STOCKHOLDERS' EQUITY (CONTINUED) stock awards. In 1997 and 1996, the Company granted stock awards to certain individuals which are issuable at the end of a performance period ended April 2, 1998 based on certain performance criteria. No performance-based stock awards were earned at the end of the performance period. The Company recognized compensation expense for performance stock awards of ($1,358,000), $586,000 and $772,000 in 1998, 1997 and 1996, respectively. Had compensation expense for the Company's stock options and awards been determined based on the fair value at the grant dates, the Company's net earnings (loss) and net earnings (loss) for common shares would have been the following (in thousands, except per share data):

                                                                                    1998       1997       1996
                                                                                 ----------  ---------  ---------
Net earnings (loss)
  As reported..................................................................  $  (24,499) $  18,995  $   8,021
  Pro forma....................................................................  $  (26,007) $  18,664  $   8,210
Net earnings (loss) per common share
  As reported..................................................................  $    (1.59) $     .75  $     .06
  Pro forma....................................................................  $    (1.67) $     .73  $     .07

    The following table reflects the weighted average fair value per option granted during the year, as well as the significant weighted average assumptions used in determining fair value using the Black-Scholes option-pricing model:

                                                                                       1998       1997       1996
                                                                                     ---------  ---------  ---------
Fair value on grant date...........................................................  $    9.69  $   11.63  $    6.96
Risk-free interest rate............................................................        6.0%       6.2%       5.6%
Expected life (years)..............................................................          5          5          5
Expected volatility................................................................       42.0%      42.9%      46.0%
Expected dividend yield............................................................         --         --         --

                             AMC ENTERTAINMENT INC.

  YEAR (52 WEEKS) ENDED APRIL 2, 1998, YEAR (53 WEEKS) ENDED APRIL 3, 1997 AND

                      YEAR (52 WEEKS) ENDED MARCH 28, 1996

NOTE 6--STOCKHOLDERS' EQUITY (CONTINUED)
    A summary of stock option activity under all plans is as follows:

                                         1998                          1997                         1996
                             ----------------------------  ----------------------------  ---------------------------
                                             WEIGHTED                      WEIGHTED                     WEIGHTED
                                              AVERAGE                       AVERAGE                      AVERAGE
                              NUMBER OF   EXERCISE PRICE    NUMBER OF   EXERCISE PRICE   NUMBER OF   EXERCISE PRICE
                               SHARES        PER SHARE       SHARES        PER SHARE       SHARES       PER SHARE
                             -----------  ---------------  -----------  ---------------  ----------  ---------------
Outstanding at beginning of
  year.....................     558,500      $   12.47        487,500      $    9.67        776,500     $    9.57
Granted....................       2,250      $   21.21        103,250      $   24.80         23,250     $   14.50
Canceled...................      (1,500)     $   26.38        (17,250)     $   10.04       (229,750)    $    9.46
Exercised..................     (39,400)     $    9.49        (15,000)     $    9.38        (82,500)    $   10.65
                             -----------       -------     -----------       -------     ----------       -------
Outstanding at
  end of year..............     519,850      $   12.69        558,500      $   12.47        487,500     $    9.67
                             -----------       -------     -----------       -------     ----------       -------
                             -----------       -------     -----------       -------     ----------       -------
Exercisable at
  end of year..............     487,975      $   11.90        365,875      $   10.51        233,250     $    9.45
                             -----------       -------     -----------       -------     ----------       -------
                             -----------       -------     -----------       -------     ----------       -------
Available for grant at end
  of year..................     845,750                       630,500                       746,500
                             -----------                   -----------                   ----------
                             -----------                   -----------                   ----------

    The following table summarizes information about stock options as of April 2, 1998:

                                            OUTSTANDING STOCK OPTIONS
                               ---------------------------------------------------     EXERCISABLE STOCK OPTIONS
                                             WEIGHTED-AVERAGE                       -------------------------------
          RANGE OF              NUMBER OF       REMAINING        WEIGHTED-AVERAGE    NUMBER OF    WEIGHTED-AVERAGE
       EXERCISE PRICES           SHARES      CONTRACTUAL LIFE     EXERCISE PRICE      SHARES       EXERCISE PRICE
-----------------------------  -----------  ------------------  ------------------  -----------  ------------------
$ 9.25 to $11.75                  398,600         5.3 years         $     9.48         398,600       $     9.48
$14.50 to $20.75                   29,250         7.8 years         $    16.26          22,500       $    15.43
$22.13 to $26.38                   92,000         8.1 years         $    25.47          66,875       $    25.18
                               -----------       ----------            -------      -----------         -------
$ 9.25 to $26.38                  519,850         6.0 years         $    12.69         487,975       $    11.90
                               -----------       ----------            -------      -----------         -------
                               -----------       ----------            -------      -----------         -------

                             AMC ENTERTAINMENT INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  YEAR (52 WEEKS) ENDED APRIL 2, 1998, YEAR (53 WEEKS) ENDED APRIL 3, 1997 AND

                      YEAR (52 WEEKS) ENDED MARCH 28, 1996

NOTE 7--EARNINGS PER SHARE

    The following table sets forth the computation of basic and diluted earnings per share (in thousands, except per share data):

                                                               1998       1997       1996
                                                            ----------  ---------  ---------
Numerator:
  Earnings (loss) before extraordinary item...............  $  (24,499) $  18,995  $  27,371
  Less: Preferred dividends...............................       4,846      5,907      7,000
                                                            ----------  ---------  ---------
  Earnings (loss) before extraordinary item for basic
    earnings per share....................................     (29,345)    13,088     20,371
  Convertible Preferred Stock.............................          --         --      7,000
                                                            ----------  ---------  ---------
  Earnings (loss) before extraordinary item for diluted
    earnings per share....................................  $  (29,345) $  13,088  $  27,371
                                                            ----------  ---------  ---------
                                                            ----------  ---------  ---------

Denominator:
  Shares for basic earnings per share--average shares
    outstanding...........................................      18,477     17,489     16,513
  Convertible Preferred Stock.............................          --         --      6,896
  Stock options...........................................          --        237        283
  Contingently issuable shares............................          --         58         49
                                                            ----------  ---------  ---------
  Shares for diluted earnings per share...................      18,477     17,784     23,741
                                                            ----------  ---------  ---------
                                                            ----------  ---------  ---------
Basic earnings per share before extraordinary item........  $    (1.59) $    0.75  $    1.23
                                                            ----------  ---------  ---------
                                                            ----------  ---------  ---------
Diluted earnings per share before extraordinary item......  $    (1.59) $    0.74  $    1.15
                                                            ----------  ---------  ---------
                                                            ----------  ---------  ---------

    In 1998 and 1997, dividends and shares from conversion of Convertible Preferred Stock were excluded from the diluted earnings per share before extraordinary item calculation because they were anti-dilutive. In 1998, shares from options to purchase shares of Common Stock were excluded from the diluted earnings per share before extraordinary item calculation because they were anti-dilutive. In 1998, contingently issuable shares were excluded from the diluted earnings per share calculation because the conditions necessary for their issuance were not satisfied.

                             AMC ENTERTAINMENT INC.

  YEAR (52 WEEKS) ENDED APRIL 2, 1998, YEAR (53 WEEKS) ENDED APRIL 3, 1997 AND

                      YEAR (52 WEEKS) ENDED MARCH 28, 1996

NOTE 8--INCOME TAXES

    Income taxes reflected in the Consolidated Statements of Operations for the three years ended April 2, 1998 are as follows (in thousands):

                                                               1998       1997       1996
                                                            ----------  ---------  ---------
Current:
  Federal.................................................  $   15,600  $  11,418  $   5,134
  State...................................................       5,125      3,958      2,094
                                                            ----------  ---------  ---------
    Total current.........................................      20,725     15,376      7,228

Deferred:
  Federal.................................................     (31,860)    (2,114)    (1,121)
  State...................................................      (5,465)      (362)      (207)
                                                            ----------  ---------  ---------
    Total deferred........................................     (37,325)    (2,476)    (1,328)
                                                            ----------  ---------  ---------
Total provision...........................................     (16,600)    12,900      5,900
Tax benefit of extraordinary item--extinguishment of
 debt.....................................................          --         --     13,400
                                                            ----------  ---------  ---------
Total provision before extraordinary item.................  $  (16,600) $  12,900  $  19,300
                                                            ----------  ---------  ---------
                                                            ----------  ---------  ---------

    The difference between the effective tax rate on earnings before extraordinary item and the U.S. federal income tax statutory rate is as follows:

                                                              1998       1997       1996
                                                            ---------  ---------  ---------
Federal statutory rate....................................    (35.0% )    35.0%      35.0%
State income taxes, net of federal tax benefit............      (6.2)       7.1        6.8
Other, net................................................       .8        (1.7)       (.4)
                                                            ---------  ---------  ---------
Effective tax rate........................................     (40.4%)     40.4%      41.4%
                                                            ---------  ---------  ---------
                                                            ---------  ---------  ---------

                             AMC ENTERTAINMENT INC.

  YEAR (52 WEEKS) ENDED APRIL 2, 1998, YEAR (53 WEEKS) ENDED APRIL 3, 1997 AND

                      YEAR (52 WEEKS) ENDED MARCH 28, 1996

NOTE 8--INCOME TAXES (CONTINUED)
    The significant components of deferred income tax assets and liabilities as of April 2, 1998 and April 3, 1997 are as follows (in thousands) :

                                                      1998                    1997
                                              DEFERRED INCOME TAX     DEFERRED INCOME TAX
                                             ----------------------  ----------------------
                                              ASSETS    LIABILITIES   ASSETS    LIABILITIES
                                             ---------  -----------  ---------  -----------
Accrued reserves and liabilities...........  $  14,447   $      --   $   9,189   $     179
Capital lease obligations..................     14,660          --      11,464          --
Property...................................     33,832          --       5,587          --
Deferred rents.............................      7,533          --       6,254          --
Other......................................      1,862       4,820         550       2,676
                                             ---------  -----------  ---------  -----------
Total......................................     72,334       4,820      33,044       2,855
Less: Current deferred income taxes........     10,542          --       6,586         210
                                             ---------  -----------  ---------  -----------
  Total noncurrent deferred
    income taxes...........................  $  61,792   $   4,820   $  26,458   $   2,645
                                             ---------  -----------  ---------  -----------
                                             ---------  -----------  ---------  -----------
  Net noncurrent deferred
    income taxes...........................  $  56,972               $  23,813
                                             ---------               ---------
                                             ---------               ---------

    Based upon positive earnings in recent years and the expectation that taxable income will continue for the foreseeable future, management believes it is more likely than not that the Company will realize its deferred tax assets and, accordingly, no valuation allowance has been provided as of April 2, 1998 and April 3, 1997.

NOTE 9--LEASES

    The majority of the Company's operations are conducted in premises occupied under lease agreements with base terms ranging generally from 13 to 25 years, with certain leases containing options to extend the leases for up to an additional 20 years. The leases provide for fixed rentals and/or rentals based on revenues with a guaranteed minimum. The Company also leases certain equipment under leases expiring at various dates. The majority of the leases provide that the Company will pay all, or substantially all, taxes, maintenance, insurance and certain other operating expenses. Assets held under capital lease obligations are included in property.

    During 1998, the Company sold the real estate assets associated with 13 megaplexes to Entertainment Properties Trust ("EPT"), a real estate investment trust, for an aggregate purchase price of $283,800,000 (the "Sale and Lease Back Transaction"). The Company leased the real estate assets associated with the theatres from EPT pursuant to non-cancelable operating leases with terms ranging from 13 to 15 years at an initial lease rate of 10.5% with options to extend for up to an additional 20 years. The leases are triple net leases that require the Company to pay substantially all expenses associated with the operation of the theatres, such as taxes and other governmental charges, insurance, utilities, service, maintenance and any ground lease payments. The Company has accounted for this transaction as a sale and leaseback in accordance with Statement of Financial Accounting Standards No. 98,

                             AMC ENTERTAINMENT INC.

  YEAR (52 WEEKS) ENDED APRIL 2, 1998, YEAR (53 WEEKS) ENDED APRIL 3, 1997 AND

                      YEAR (52 WEEKS) ENDED MARCH 28, 1996

NOTE 9--LEASES (CONTINUED)
ACCOUNTING FOR LEASES. The land and building and improvements have been removed from the Consolidated Balance Sheet and the gain of $15,130,000 on the sales has been deferred and is being amortized to rent expense over the life of the leases.

    The Company has granted an option to EPT to acquire a theatre under construction for the cost to the Company of developing and constructing such property. In addition, for a period of five years subsequent to November 1997, EPT will have a right of first refusal and first offer to purchase and lease back to the Company the real estate assets associated with any theatre and related entertainment property owned or ground-leased by the Company, exercisable upon the Company's intended disposition of such property.

    The Co-Chairman of the Board, President and Chief Financial Officer of the Company is also the Chairman of the Board of Trustees of EPT.

    Following is a schedule, by year, of future minimum rental payments required under existing operating leases that have initial or remaining non-cancelable terms in excess of one year as of April 2, 1998 (in thousands):

1999..........................................................   $  131,676
2000..........................................................      132,062
2001..........................................................      130,161
2002..........................................................      127,295
2003..........................................................      123,409
Thereafter....................................................    1,376,799
                                                                ------------
Total minimum payments required...............................   $2,021,402
                                                                ------------
                                                                ------------

    The Company has also entered into agreements to lease space for the operation of theatres not yet fully constructed. The scheduled completion of construction and theatre openings are at various dates during 1999. The future minimum rental payments required under the terms of these leases total approximately $409 million.

    The Company records rent expense on a straight-line basis over the term of the lease. Included in long-term liabilities as of April 2, 1998 and April 3, 1997 is $19,862,000 and $16,278,000, respectively, of deferred rent representing pro rata future minimum rental payments for leases with scheduled rent increases.

    Rent expense is summarized as follows (in thousands) :

                                                              1998        1997       1996
                                                           -----------  ---------  ---------
Minimum rentals..........................................  $    94,103  $  69,845  $  54,727
Common area expenses.....................................       12,011     10,555      9,930
Percentage rentals based on revenues.....................        2,869      2,278      2,354
                                                           -----------  ---------  ---------
                                                           $   108,983  $  82,678  $  67,011
                                                           -----------  ---------  ---------
                                                           -----------  ---------  ---------

                             AMC ENTERTAINMENT INC.

  YEAR (52 WEEKS) ENDED APRIL 2, 1998, YEAR (53 WEEKS) ENDED APRIL 3, 1997 AND

                      YEAR (52 WEEKS) ENDED MARCH 28, 1996

NOTE 10--EMPLOYEE BENEFIT PLANS

    The Company sponsors a non-contributory defined benefit pension plan covering, after a minimum of one year of employment, all employees age 21 or older who have completed 1,000 hours of service in their first twelve months of employment or in a calendar year and who are not covered by a collective bargaining agreement.

    The plan calls for benefits to be paid to eligible employees at retirement based primarily upon years of credited service with the Company (not exceeding thirty-five) and the employee's highest five year average compensation. Contributions to the plan reflect benefits attributed to employees' services to date, as well as services expected to be earned in the future. Plan assets are invested in a group annuity contract with an insurance company pursuant to which the plan's benefits are paid to retired and terminated employees and the beneficiaries of deceased employees.

    The following table sets forth the plan's funded status as of December 31, 1997 and 1996 (plan valuation dates) and the amounts included in the Consolidated Balance Sheets as of April 2, 1998 and April 3, 1997 (in thousands):

                                                                           1998       1997
                                                                         ---------  ---------
Actuarial present value of accumulated benefit obligation, including vested benefits of $12,550 and $11,139................................  $  12,777  $  11,309
                                                                         ---------  ---------
                                                                         ---------  ---------
Projected benefit obligation for service rendered to date..............  $  21,346  $  18,489
Plan assets at fair value..............................................    (12,991)   (10,857)
                                                                         ---------  ---------
Projected benefit obligation in excess of plan assets..................      8,355      7,632
Unrecognized net loss from past experience different from that assumed
 and effects of changes in assumptions.................................       (490)      (686)
Unrecognized net obligation upon adoption being recognized over 15
 years.................................................................     (1,235)    (1,411)
                                                                         ---------  ---------
Pension liability......................................................  $   6,630  $   5,535
                                                                         ---------  ---------
                                                                         ---------  ---------

    Net pension expense includes the following components (in thousands):

                                                                1998       1997       1996
                                                              ---------  ---------  ---------
Service cost................................................  $   1,274  $   1,191  $     855
Interest cost...............................................      1,290      1,188        966
Actual return on plan assets................................     (1,674)    (1,218)    (1,630)
Net amortization and deferral...............................        918        563      1,096
                                                              ---------  ---------  ---------
Net pension expense.........................................  $   1,808  $   1,724  $   1,287
                                                              ---------  ---------  ---------
                                                              ---------  ---------  ---------

    The Company also sponsors two non-contributory deferred compensation plans which provide certain employees additional pension benefits. The actuarial present value of accumulated plan benefits related to the plans was $1,051,000 and $856,000 as of April 2, 1998 and April 3, 1997, respectively, which is reflected in the Consolidated Balance Sheets.

                             AMC ENTERTAINMENT INC.

  YEAR (52 WEEKS) ENDED APRIL 2, 1998, YEAR (53 WEEKS) ENDED APRIL 3, 1997 AND

                      YEAR (52 WEEKS) ENDED MARCH 28, 1996

NOTE 10--EMPLOYEE BENEFIT PLANS (CONTINUED)
    The weighted average discount rate used to measure the plans' projected benefit obligations was 7.0% for 1998, 1997 and 1996. The rate of increase in future compensation levels was 6.0% for 1998, 1997 and 1996 and the expected long-term rate of return on assets was 8.5% for 1998, 1997 and 1996. A limited number of employees are covered by collective bargaining agreements under which payments are made to a union-administered fund.

    The Company sponsors a voluntary thrift savings plan covering the same employees eligible for the pension plan. Since inception of the savings plan, the Company has matched 50% of each eligible employee's elective contributions, limited to 3% of the employee's salary. The Company's expense under the thrift savings plan was $1,308,000, $1,270,000 and $1,032,000 for 1998, 1997 and 1996,
respectively.

    The Company currently offers eligible retirees the opportunity to participate in a health plan (medical and dental) and a life insurance plan. Substantially all employees may become eligible for these benefits provided that the employee must be at least 55 years of age and have 15 years of credited service at retirement. The health plan is contributory, with retiree contributions adjusted annually; the life insurance plan is noncontributory. The accounting for the health plan anticipates future modifications to the cost-sharing provisions to provide for retiree premium contributions of approximately 20% of total premiums, increases in deductibles and co-insurance at the medical inflation rate and coordination with Medicare. Retiree health and life insurance plans are not funded. The Company is amortizing the transition obligation on the straight-line method over a period of 20 years.

    The following table sets forth the plans' accumulated postretirement benefit obligation reconciled with the amounts included in the Consolidated Balance Sheets as of April 2, 1998 and April 3, 1997 (in thousands) :

                                                                             1998       1997
                                                                           ---------  ---------
Accumulated postretirement benefit obligation:
  Retirees...............................................................  $     616  $     618
  Fully eligible active plan participants................................        537        513
  Other active plan participants.........................................      2,175      1,777
                                                                           ---------  ---------
Accumulated postretirement benefit obligation............................      3,328      2,908
Unrecognized net obligation upon adoption being
 recognized over 20 years................................................       (647)      (697)
Unrecognized loss........................................................       (195)      (190)
                                                                           ---------  ---------
Postretirement benefit liability.........................................  $   2,486  $   2,021
                                                                           ---------  ---------
                                                                           ---------  ---------

                             AMC ENTERTAINMENT INC.

  YEAR (52 WEEKS) ENDED APRIL 2, 1998, YEAR (53 WEEKS) ENDED APRIL 3, 1997 AND

                      YEAR (52 WEEKS) ENDED MARCH 28, 1996

NOTE 10--EMPLOYEE BENEFIT PLANS (CONTINUED)
    Postretirement expense includes the following components (in thousands) :

                                                                         1998       1997       1996
                                                                       ---------  ---------  ---------
Service cost.........................................................  $     229  $     199  $     192
Interest cost........................................................        218        172        208
Net amortization and deferral........................................         50         50         66
                                                                       ---------  ---------  ---------
Postretirement expense...............................................  $     497  $     421  $     466
                                                                       ---------  ---------  ---------
                                                                       ---------  ---------  ---------

    For measurement purposes, the annual rate of increase in the per capita cost of covered health care benefits assumed for 1998 was 7.0% for medical and 4.5% for dental. The rates were assumed to decrease gradually to 5.0% for medical and 3.0% for dental at 2020 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. Increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of April 2, 1998 by $997,000 and the aggregate of the service and interest cost components of postretirement expense for 1998 by $176,000. The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 7.0% for 1998, 1997 and 1996.

NOTE 11--CONTINGENCIES

    The Company, in the normal course of business, is party to various legal actions. Management believes that the potential exposure, if any, from such matters would not have a material adverse effect on the financial condition, cash flows or results of operations of the Company.

NOTE 12--FUTURE DISPOSITION OF ASSETS

    The Company has provided reserves for estimated losses from discontinuing the operation of fast food restaurants, for theatres which have been or are expected to be closed and for other future dispositions of assets.

    In conjunction with the opening of certain new theatres in 1986 through 1988, the Company expanded its food services by leasing additional space adjacent to those theatres to operate specialty fast food restaurants. The Company discontinued operating the restaurants due to unprofitability. The Company continues to sub-lease or to convert to other uses the space leased for these restaurants. The Company is obligated under long-term lease commitments with remaining terms of up to 13 years. As of April 2, 1998, the base rents aggregated approximately $1,159,000 annually, and $9,654,000 over the remaining terms of the leases. As of April 2, 1998, the Company had subleased approximately 64% of the space with remaining terms ranging from two months to 153 months. Non-cancelable subleases aggregated approximately $913,000 annually, and $5,664,000 over the remaining terms of the subleases.

NOTE 13--FAIR VALUE OF FINANCIAL INSTRUMENTS

    The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it was practicable to estimate that value.

                             AMC ENTERTAINMENT INC.

  YEAR (52 WEEKS) ENDED APRIL 2, 1998, YEAR (53 WEEKS) ENDED APRIL 3, 1997 AND

                      YEAR (52 WEEKS) ENDED MARCH 28, 1996

NOTE 13--FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)
    The carrying value of cash and equivalents approximates fair value because of the short duration of those instruments. The fair value of publicly held corporate borrowings was based upon quoted market prices. For other corporate borrowings, the fair value was based upon rates available to the Company from bank loan agreements or rates based upon the estimated premium over U.S. treasury notes with similar average maturities.

    The estimated fair values of the Company's financial instruments are as follows (in thousands):

                                                     1998                      1997
                                           ------------------------  ------------------------
                                            CARRYING                  CARRYING
                                             AMOUNT     FAIR VALUE     AMOUNT     FAIR VALUE
                                           -----------  -----------  -----------  -----------
Financial assets:
  Cash and equivalents...................  $     9,881  $     9,881  $    24,715  $    24,715
Financial liabilities:
  Cash overdrafts........................  $    15,866  $    15,866  $    11,175  $    11,175
  Corporate borrowings...................      348,990      361,000      315,072      315,804

                             AMC ENTERTAINMENT INC.
                      STATEMENTS OF OPERATIONS BY QUARTER

                                         JULY 3,   JUNE 27,   OCTOBER 2,   SEPTEMBER 26,   JANUARY 1,    DECEMBER 26,   APRIL 2,
                                          1997       1996        1997           1996          1998           1996         1998
                                        ---------  ---------  -----------  --------------  -----------  --------------  ---------
                                                          (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS) (UNAUDITED)
Total revenues........................  $ 194,462  $ 161,927   $ 219,589     $  202,436     $ 215,839     $  163,192    $ 216,905
Total cost of operations..............    159,670    132,821     170,469        155,593       172,308        130,464      183,093
General and administrative............     14,755     13,025      12,097         11,647        15,041         13,910       12,461
Depreciation and amortization.........     16,367     11,674      16,522         12,740        17,227         13,129       20,001
Impairment of long-lived assets.......         --         --      46,998             --            --             --           --
                                        ---------  ---------  -----------  --------------  -----------  --------------  ---------
Operating income (loss)...............      3,670      4,407     (26,497)        22,456        11,263          5,689        1,350
Interest expense......................      8,245      4,909       9,405          4,852         9,870          5,275        8,159
Investment income.....................        172        182         509            139           124            343          285
Gain (loss) on disposition of
  assets..............................      1,178         18       1,318            (49)          864            (53)         344
                                        ---------  ---------  -----------  --------------  -----------  --------------  ---------
Earnings (loss) before income taxes...     (3,225)      (302)    (34,075)        17,694         2,381            704       (6,180)
Income tax provision..................     (1,386)      (125)    (13,714)         7,125           950            285       (2,450)
                                        ---------  ---------  -----------  --------------  -----------  --------------  ---------
Net earnings (loss)...................  $  (1,839) $    (177)  $ (20,361)    $   10,569     $   1,431     $      419    $  (3,730)
                                        ---------  ---------  -----------  --------------  -----------  --------------  ---------
                                        ---------  ---------  -----------  --------------  -----------  --------------  ---------
Preferred dividends...................      1,369      1,546       1,283          1,454         1,198          1,454          996
                                        ---------  ---------  -----------  --------------  -----------  --------------  ---------
Net earnings (loss) for common
  shares..............................  $  (3,208) $  (1,723)  $ (21,644)    $    9,115     $     233     $   (1,035)   $  (4,726)
                                        ---------  ---------  -----------  --------------  -----------  --------------  ---------
                                        ---------  ---------  -----------  --------------  -----------  --------------  ---------
Earnings (loss) per share:
  Basic...............................  $    (.18) $    (.10)  $   (1.18)    $      .51     $     .01     $     (.06)   $   (0.25)
                                        ---------  ---------  -----------  --------------  -----------  --------------  ---------
                                        ---------  ---------  -----------  --------------  -----------  --------------  ---------
  Diluted.............................  $    (.18) $    (.10)  $   (1.18)    $      .45     $     .01     $     (.06)   $   (0.25)
                                        ---------  ---------  -----------  --------------  -----------  --------------  ---------
                                        ---------  ---------  -----------  --------------  -----------  --------------  ---------

                                                       FISCAL YEAR
                                        APRIL 3,   --------------------
                                         1997(1)     1998      1997(1)
                                        ---------  ---------  ---------

Total revenues........................  $ 222,042  $ 846,795  $ 749,597
Total cost of operations..............    161,124    685,540    580,002
General and administrative............     18,065     54,354     56,647
Depreciation and amortization.........     15,029     70,117     52,572
Impairment of long-lived assets.......      7,231     46,998      7,231
                                        ---------  ---------  ---------
Operating income (loss)...............     20,593    (10,214)    53,145
Interest expense......................      6,986     35,679     22,022
Investment income.....................        192      1,090        856
Gain (loss) on disposition of
  assets..............................         --      3,704        (84)
                                        ---------  ---------  ---------
Earnings (loss) before income taxes...     13,799    (41,099)    31,895
Income tax provision..................      5,615    (16,600)    12,900
                                        ---------  ---------  ---------
Net earnings (loss)...................  $   8,184  $ (24,499) $  18,995
                                        ---------  ---------  ---------
                                        ---------  ---------  ---------
Preferred dividends...................      1,453      4,846      5,907
                                        ---------  ---------  ---------
Net earnings (loss) for common
  shares..............................  $   6,731  $ (29,345) $  13,088
                                        ---------  ---------  ---------
                                        ---------  ---------  ---------
Earnings (loss) per share:
  Basic...............................  $     .38  $   (1.59) $     .75
                                        ---------  ---------  ---------
                                        ---------  ---------  ---------
  Diluted.............................  $     .34  $   (1.59) $     .74
                                        ---------  ---------  ---------
                                        ---------  ---------  ---------

--------------

(1) Fiscal year 1997 consists of 53 weeks and the fiscal quarter ended April 3, 1997 consists of 14 weeks.

                                  UNDERWRITING

    Subject to the terms and conditions of the Underwriting Agreement, the Selling Stockholders have agreed to sell to each of the Underwriters named below, and each of such Underwriters, for whom Goldman, Sachs & Co., Smith Barney Inc., Bear, Stearns & Co. Inc., Furman Selz LLC and Morgan Stanley & Co. Incorporated are acting as representatives, has severally agreed to purchase from the Selling Stockholders, the respective number of shares of Common Stock set forth opposite its name below:

                                                                                       NUMBER OF SHARES
                                             UNDERWRITER                               OF COMMON STOCK
                                                                                      ------------------
Goldman, Sachs & Co. ...............................................................
Smith Barney Inc....................................................................
Bear, Stearns & Co. Inc. ...........................................................
Furman Selz LLC.....................................................................
Morgan Stanley & Co. Incorporated...................................................

                                                                                           ----------
    Total...........................................................................        3,300,000
                                                                                           ----------
                                                                                           ----------

    Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the shares offered hereby, if any are taken.

    The Underwriters propose to offer the shares of Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus and in part to certain securities dealers at such
price less a concession of $    per share. The Underwriters may allow, and such
dealers may reallow, a concession not in excess of $    per share to certain
brokers and dealers. After the shares of Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the representatives.

    The Selling Stockholders have granted the Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of 495,000 additional shares solely to cover over-allotments, if any. If the Underwriters exercise their over-allotment option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the 3,300,000 shares of Common Stock offered.

    The Company and the Selling Stockholders have agreed that, during the period beginning from the date of this Prospectus and continuing to and including the date 90 days after the date of the Prospectus, they will not offer, sell, contract to sell or otherwise dispose of any securities of the Company (other than pursuant to employee stock option plans existing, or on the conversion or exchange of convertible or exchangeable securities outstanding, on the date of this Prospectus) which are substantially similar to the shares of Common Stock or which are convertible into or exchangeable for securities which are substantially similar to the shares of Common Stock without the prior written consent of the representatives, except for the shares of Common Stock offered in connection with the Offering.

    In connection with the Offering, the Underwriters may purchase and sell the shares in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the Offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the shares; and syndicate short positions involve the sale by the Underwriters of a greater number of shares than they are required to purchase from the Selling Stockholders in the Offering. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the shares sold in the Offering for their account may be reclaimed by the syndicate if such Shares are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the shares, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected on the American Stock Exchange, in the over-the-counter market or otherwise.

    The Company and the Selling Stockholders have agreed to indemnify the several Underwriters, and the Company has agreed to indemnify the Selling Stockholders (other than Mr. Stanley H. Durwood) against certain liabilities, including liabilities under the Securities Act.

    Mr. Stanley H. Durwood and Delta Properties, Inc., a corporation owned by the Selling Stockholders, have agreed to pay the Company's expenses of the Offering. Each Selling Stockholder will pay his or her pro rata portion of underwriting discounts or commissions attributable to the shares sold in the Offering.

    From time to time, Goldman, Sachs & Co. has provided investment banking services to the Company, including acting as lead manager in connection with the offering of 9 1/2% Senior Subordinated Notes by the Company. Furman Selz LLC acted as financial advisor to the Special Committee of the Company's Board of Directors in connection with the Merger of Durwood, Inc. into the Company. An affiliate of Goldman, Sachs & Co. serves as a lender under EPT's credit facility.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                                 --------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    3
Risk Factors..............................................................    8
Use of Proceeds...........................................................   15
Price Range of Common Stock and Dividend Policy...........................   15
Capitalization of the Company.............................................   16
Selected Financial and Operating Data.....................................   17
Management's Discussion and Analysis of Financial Condition and Results of
  Operations..............................................................   19
Business..................................................................   30
Principal and Selling Stockholders........................................   40
Description of Capital Stock..............................................   42
Legal Matters.............................................................   46
Experts...................................................................   46
Available Information.....................................................   46
Incorporation of Certain Documents by Reference...........................   47
Index to Consolidated Financial Statements................................  F-1
Underwriting..............................................................  U-1

                                3,300,000 SHARES

                             AMC ENTERTAINMENT INC.

                                  COMMON STOCK

                       (PAR VALUE 66 2/3 CENTS PER SHARE)

                                  -----------

                                   PROSPECTUS

                                  -----------

                              GOLDMAN, SACHS & CO.
                              SALOMON SMITH BARNEY
                            BEAR, STEARNS & CO. INC.

                                  FURMAN SELZ
                           MORGAN STANLEY DEAN WITTER
                      REPRESENTATIVES OF THE UNDERWRITERS

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

Securities Act Registration Fee..................................      *
Printing and Engraving Expenses..................................      *
Legal Fees and Expenses..........................................      *
Accounting Fees and Expenses.....................................      *
Miscellaneous....................................................      *
                                                                   ---------
                                                                   ---------

--------------

* To be provided by amendment.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    AMC Entertainment Inc. is incorporated in Delaware. Under Section 145 of the Delaware General Corporation Law, a corporation has the power under specified circumstances to indemnify its directors, officers, employees and agents in connection with actions, suits or proceedings brought against them by a third party or in the right of the corporation, by reason of the fact that they were or are such directors, officers, employees or agents, against expenses incurred in any such action, suit or proceeding. The Company's Certificate of Incorporation requires indemnification of directors and officers to the full extent permitted by the Delaware General Corporation Law and provides that, in any action by a claimant, the Company shall bear the burden of proof that the claimant is not entitled to indemnification.

    Section 102(b)(7) of the Delaware General Corporation Law provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders,
(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 (relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock) of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit. The Certificate of Incorporation of the Company contains the provisions permitted by
Section 102(b)(7) of the Delaware General Corporation Law.

ITEM 16.  EXHIBITS.

EXHIBIT
NUMBER DESCRIPTION
------ --------------------------------------------------------------------------
**1.   Underwriting Agreement
  2.1  Agreement and Plan of Merger dated as of March 31, 1997 between AMC
         Entertainment Inc. and Durwood, Inc. (together with Exhibit A,
         "Pre-Merger Action Plan") (Incorporated by reference from Exhibit 2.1 to the Company's Registration Statement on Form S-4 (File No. 333-25755)
         filed April 24, 1997).
  2.2  Stock Agreement among AMC Entertainment Inc. and Stanley H. Durwood, his children: Carol D. Journagan, Edward D. Durwood, Thomas A. Durwood,
         Elissa D. Grodin, Brian H. Durwood and Peter J. Durwood (the "Durwood
         Children"). The Thomas A. and Barbara F. Durwood Family Investment
         Partnership (the "TBD Partnership") and Delta Properties, Inc.
         (Incorporated by reference from Exhibit 99.3 to Amendment No. 2 to
         Schedule 13D of Stanley H. Durwood filed September 30, 1997).

EXHIBIT
NUMBER DESCRIPTION
------ --------------------------------------------------------------------------
  2.3  Registration Agreement among AMC Entertainment Inc. and the Durwood
         Children and Delta Properties, Inc. (Incorporated by reference from
         Exhibit 99.2 to Amendment No. 2 to Schedule 13D of Stanley H. Durwood
         filed September 30, 1997).
  2.4(a) Indemnification Agreement dated as of March 31, 1997 among AMC
         Entertainment Inc., the Durwood Family Stockholders and Delta
         Properties, Inc., together with Exhibit B thereto (Escrow Agreement)
         (Incorporated by reference from Exhibit 2.4(a) to the Company's
         Registration Statement on Form S-4 (File No. 333-25755) filed April 24,
         1997).
  2.4(b) Durwood Family Settlement Agreement (Incorporated by reference from
         Exhibit 99.1 to Schedule 13-D of Durwood, Inc. and Stanley H. Durwood
         filed May 7, 1996).
  2.4(c) First Amendment to Durwood Family Settlement Agreement (Incorporated by
         reference from Exhibit 2.4(c) to the Company's Registration Statement on
         Form S-4 (File No. 333-25755) filed April 24, 1997).
  2.4(d) Second Amendment to Durwood Family Settlement Agreement dated as of August
         15, 1997, among Stanley H. Durwood, the Durwood Children and the TBD
         Partnership (Incorporated by reference from Exhibit 99.7 to Amendment
         No. 2 to Schedule 13D of Stanley H. Durwood filed September 30, 1997).
  4.3(a) Amended and Restated Credit Agreement dated as of April 10, 1997, among
         AMC Entertainment Inc., as the Borrower, The Bank of Nova Scotia, as
         Administrative Agent, and Bank of America National Trust and Savings
         Association, as Documentation Agent, and Various Financial Institutions,
         as Lenders, together with the following exhibits thereto: significant subsidiary guarantee, form of notes, form of pledge agreement and form of subsidiary pledge agreement (Incorporated by reference from Exhibit
         4.3 to the Company's Registration Statement on Form S-4 (File No.
         333-25755) filed April 24, 1997).
  4.3(b) Second Amendment, dated January 16, 1998, to Amended and Restated Credit
         Agreement dated as of April 10, 1997 (Incorporated by Reference from
         Exhibit 4.2 to the Company's Form 10-Q (File No. 1-8747) for the Quarter
         ended January 1, 1998.
  4.4(a) Indenture dated March 19, 1997, respecting AMC Entertainment Inc.'s 9 1/2%
         Senior Subordinated Notes due 2009 (Incorporated by reference from
         Exhibit 4.1 to the Company's Form 8-K (File No. 1-8747) dated March 19,
         1997).
  4.4(b) First Supplemental Indenture, respecting AMC Entertainment Inc.'s 9 1/2%
         Senior Subordinated Notes due 2009 (Incorporated by reference from
         Exhibit 4.4(b) to Amendment No. 2. to the Company's Registration
         Statement on Form S-4 (File No.333-29155) filed August 4, 1997).
  4.5  In accordance with Item 601(b)(4)(iii)(A) of Regulation S-K, certain instruments respecting long term debt of the Registrant have been omitted but will be furnished to the Commission upon request.
**5.1  Opinion of Lathrop & Gage L.C.
*21    Subsidiaries of AMC Entertainment Inc.
*23.1  Consent of Coopers & Lybrand L.L.P.
**23.2 Consent of Lathrop & Gage L.C. to the use of its opinion filed as Exhibit
         5.1 (Incorporated in Exhibit 5.2).
*24    Power of Attorney. (At Page II-4)
*27    Financial Data Schedule.

--------------
*   Filed herewith.

**  To be filed by amendment.

ITEM 17.  UNDERTAKINGS.

    The Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(2) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(3) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(4) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

    PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF KANSAS CITY, MISSOURI, ON MAY 21, 1998.

                                AMC ENTERTAINMENT INC.

                                By:              /s/ PETER C. BROWN
                                     -----------------------------------------
                                                   Peter C. Brown
                                      CO-CHAIRMAN OF THE BOARD, PRESIDENT AND
                                              CHIEF FINANCIAL OFFICER

                               POWER OF ATTORNEY

    WE, THE UNDERSIGNED OFFICERS AND DIRECTORS OF AMC ENTERTAINMENT INC., HEREBY SEVERALLY AND INDIVIDUALLY CONSTITUTE AND APPOINT PETER C. BROWN AND RICHARD L. OBERT, OR ANY OF THEM, EACH ACTING ALONE, THE TRUE AND LAWFUL ATTORNEYS AND AGENTS WITH FULL POWER OF SUBSTITUTION AND RESUBSTITUTION, FOR EACH OF US TO EXECUTE IN THE NAME, PLACE AND STEAD OF EACH OF US (INDIVIDUALLY AND IN ANY CAPACITY STATED BELOW) ANY AND ALL AMENDMENTS TO THIS REGISTRATION STATEMENT ON FORM S-3 AND ANY ADDITIONAL REGISTRATION STATEMENT FILED PURSUANT TO RULE 462(B) UNDER THE SECURITIES ACT OF 1933, AND ALL INSTRUMENTS NECESSARY OR ADVISABLE IN CONNECTION THEREWITH AND TO FILE THE SAME WITH THE SECURITIES AND EXCHANGE COMMISSION, EACH OF SAID ATTORNEYS AND AGENTS TO HAVE POWER TO ACT WITH OR WITHOUT THE OTHER AND TO HAVE FULL POWER AND AUTHORITY TO DO AND PERFORM IN THE NAME AND ON BEHALF OF EACH OF THE UNDERSIGNED EVERY ACT WHATSOEVER NECESSARY OR ADVISABLE TO BE DONE IN THE PREMISES AS FULLY AND TO ALL INTENTS AND PURPOSES AS ANY OF THE UNDERSIGNED MIGHT OR COULD DO IN PERSON, AND WE HEREBY RATIFY AND CONFIRM OUR SIGNATURES AS THEY MAY BE SIGNED BY OUR SAID ATTORNEYS AND AGENTS AND EACH OF THEM TO ANY AND ALL SUCH AMENDMENT AND AMENDMENTS.

    PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

                                          TITLE                    DATE
                                --------------------------  -------------------

    /s/ STANLEY H. DURWOOD      Co-Chairman of the Board,
------------------------------    Chief Executive Officer      May 21, 1998
      Stanley H. Durwood          and Director

     /s/ PAUL E. VARDEMAN
------------------------------  Director                       May 21, 1998
       Paul E. Vardeman

                                          TITLE                    DATE
                                --------------------------  -------------------

   /s/ CHARLES J. EGAN, JR.
------------------------------  Director                       May 21, 1998
     Charles J. Egan, Jr.

   /s/ WILLIAM T. GRANT II
------------------------------  Director                       May 21, 1998
     William T. Grant II

     /s/ JOHN P. MASCOTTE
------------------------------  Director                       May 21, 1998
       John P. Mascotte

                                Co-Chairman of the Board,
      /s/ PETER C. BROWN          President, Chief
------------------------------    Financial Officer and        May 21, 1998
        Peter C. Brown            Director

   /s/ PHILIP M. SINGLETON      Executive Vice President,
------------------------------    Chief Operating Officer      May 21, 1998
     Philip M. Singleton          and Director

     /s/ RICHARD L. OBERT       Senior Vice President,
------------------------------    Chief Accounting and         May 21, 1998
       Richard L. Obert           Information Officer